WESTAMERICA

2022 ANNUAL REPORT | 2023 PROXY STATEMENT | NOTICE OF ANNUAL MEETING

1108 Fifth Avenue
San Rafael, California 94901

March 17, 2023

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Westamerica Bancorporation. It will be held at **10:00 a.m. Pacific Time on Thursday, April 27, 2023, at Westamerica Bancorporation, 4550 Mangels Blvd., Fairfield, California** as stated in the formal notice accompanying this letter. We hope you will plan to attend.

At the Annual Meeting, the shareholders will be asked to (i) elect eight directors; (ii) approve a non-binding advisory vote on the compensation of our named executive officers; (iii) approve a non-binding advisory vote on the frequency of the advisory vote on the compensation of our named executive officers; (iv) ratify the selection of the independent auditor; and (v) conduct other business that may properly come before the Annual Meeting.

In order to ensure your shares are voted at the Annual Meeting, you can vote through the internet, by telephone or by mail. Instructions regarding internet and telephone voting are included on the Proxy Card. If you elect to vote by mail, please sign, date and return the Proxy Card in the accompanying postage-paid envelope. The Proxy Statement explains more about voting in the section entitled "Voting Information – How You Can Vote."

We look forward to seeing you at the Annual Meeting.

Sincerely,

David L. Payne
Chairman of the Board, President
and Chief Executive Officer

WESTAMERICA BANCORPORATION
1108 Fifth Avenue
San Rafael, California 94901

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Thursday, April 27, 2023

Time: 10:00 a.m. Pacific Time

Place: Westamerica Bancorporation, 4550 Mangels Blvd., Fairfield, California.

Items of Business

1. Elect eight directors to serve until the 2024 Annual Meeting of Shareholders;
2. Approve a non-binding advisory vote on the compensation of our named executive officers;
3. Approve a non-binding advisory vote on the frequency of the advisory vote on the compensation of our named executive officers;
4. Ratify selection of independent auditor; and
5. Conduct other business that may properly come before the Annual Meeting and any adjournments or postponements.

Management's eight nominees are listed and described in the attached proxy statement.

Who Can Vote?

Shareholders of record at the close of business on March 6, 2023, are entitled to notice of, and to vote at, the Annual Meeting or any postponement or adjournment thereof.

Admission to the Annual Meeting

No ticket will be necessary for admission to the Annual Meeting. However, to facilitate the admission process, Shareholders of record planning to attend the Annual Meeting should check the appropriate box on the Proxy Card. Your name will be added to a list of attendees. If you hold shares through an intermediary, such as a bank or broker, you may need to register at the desk in the lobby. Please bring the following as evidence of ownership: 1) a legal proxy, or your brokerage statement dated on or after March 6, 2023, evidencing your ownership on March 6, 2023, the record date; and 2) photo identification.

Annual Report

Westamerica Bancorporation's Annual Report on Form 10-K ("Annual Report") to shareholders for the fiscal year ended December 31, 2022 is enclosed or is available for viewing as indicated on the Shareholder Meeting Notice and on the Company's website at: www.westamerica.com, under "Shareholders." The Annual Report contains financial and other information about the activities of Westamerica Bancorporation, but does not constitute a part of the proxy soliciting materials.

BY ORDER OF THE BOARD OF DIRECTORS

Kris Irvine
VP/Corporate Secretary

March 17, 2023

Important notice regarding the availability of proxy materials for the shareholder meeting being held on Thursday, April 27, 2023:
The Proxy Statement and the Annual Report on Form 10-K are available at: www.westamerica.com.

YOUR VOTE IS IMPORTANT
PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY, OR VOTE BY TELEPHONE OR ONLINE USING THE PROCEDURES DESCRIBED IN THE PROXY STATEMENT.

TABLE OF CONTENTS

WESTAMERICA BANCORPORATION

1108 Fifth Avenue
San Rafael, California 94901

PROXY STATEMENT

March 17, 2023

GENERAL

The Westamerica Board of Directors is soliciting proxies to be used at the 2023 Annual Meeting of Shareholders of Westamerica Bancorporation (the "Company"), which will be held at 10:00 a.m. Pacific Time, Thursday, April 27, 2023, or at any adjournment or postponement of the Annual Meeting (collectively, the "Annual Meeting"). The Board of Directors is soliciting proxies to give all shareholders an opportunity to vote on matters to be presented at the Annual Meeting. In the following pages of this Proxy Statement you will find information on matters to be voted at the Annual Meeting.

Voting Information

Internet Availability of Proxy Materials. We are providing proxy materials to our shareholders primarily via the internet, instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On or about March 17, 2023, we mailed a Notice of Internet Availability of Proxy Materials ("Notice") to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or vote by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Proof of Ownership May Be Required for Attending Annual Meeting in Person. You are entitled to attend the Annual Meeting only if you are a shareholder as of the close of business on March 6, 2023, the record date, or hold a valid proxy for the meeting. In order to be admitted to the Annual Meeting, the Company reserves the right to request proof of ownership of Westamerica Bancorporation common stock on the record date. This can be:

- a brokerage statement or letter from a bank or broker indicating ownership on March 6, 2023;
- the Notice of Internet Availability of Proxy Materials;
- a printout of proxy distribution email (if you received your materials electronically);
- a Proxy Card;
- a voting instruction form; or
- a legal proxy provided by your broker, bank or nominee.

Any holder of a proxy from a shareholder must present the Proxy Card properly executed, and a copy of the proof of ownership. The Company reserves the right to ask shareholders and proxy holders to present a form of photo identification such as a driver's license.

Proxy Card. The proxies will vote the shares represented by proxies at the Annual Meeting. If you sign, date and return your Proxy Card but do not specify how to vote your shares, the proxies will vote FOR the election of all of the Director nominees, FOR approval of the advisory vote on the compensation of our named executive officers, for EVERY ONE YEAR on the frequency of the advisory vote on the compensation of our named executive officers, and FOR ratifying the selection of independent auditor. The proxies will also have discretionary authority to vote in accordance with their judgment on any other matter that may properly come before the Annual Meeting that we did

not have notice of by February 1, 2023. Management is not aware of any other business to come before the Annual Meeting, and as of the date of this proxy statement, no shareholder has submitted to management any proposal to be acted upon at the Annual Meeting.

Quorum and Shares Outstanding. A quorum, which is a majority of the total shares outstanding as of the record date, must be present to hold the Annual Meeting. A quorum is calculated based on the number of shares represented by shareholders attending in person or by proxy. On March 6, 2023, 26,918,002 shares of Westamerica Bancorporation common stock were outstanding. We also count broker non-votes, which we describe below, as shares present or represented at the Annual Meeting for the purpose of determining whether a quorum exists.

Election of Director Nominees. Each share is entitled to one vote, except in the election of Directors where a shareholder may cumulate votes as to candidates nominated prior to voting, but only if a shareholder gives notice of intent to cumulate votes prior to the voting at the Annual Meeting. If any shareholder gives such notice, all shareholders may cumulate their votes for nominees. Under cumulative voting, each share carries as many votes as the number of directors to be elected, and the shareholder may cast all of such votes for a single nominee or distribute them in any manner among as many nominees as desired. This Proxy Statement solicits the discretionary authority to cumulate votes and allocate them in the proxy holders' discretion if any shareholder requests cumulative voting. In the election of directors, the eight nominees receiving the highest number of votes will be elected. If your proxy is marked "Withhold" with regard to the election of any nominee, your shares will be counted toward a quorum and for other nominees but they will not be voted for the election of that nominee.

Vote Required; Effect of Abstentions and Broker Non-Votes. The shares of a shareholder whose proxy on any or all proposals is marked as "Abstain" will be included in the number of shares present at the Annual Meeting to determine whether a quorum is present. If you are the beneficial holder of shares held by a broker or other custodian, you may instruct your broker how to vote your shares through the voting instruction provided by your broker or other custodian. If you wish to vote the shares you own beneficially at the meeting in person, you must first request and obtain a legal proxy from your broker or other custodian. If you choose not to provide instructions or a legal proxy, your shares are referred to as "uninstructed shares." Whether your broker or custodian has the discretion to vote these shares on your behalf depends on the proposal. Brokers and custodians cannot vote uninstructed shares on your behalf in the election of directors or the advisory votes on executive compensation. For your vote to be counted on these matters, you must submit your voting instruction form to your broker or custodian.

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers:

Proposal Number	Proposal	Votes Required for Approval	Abstentions	Uninstructed Shares	Board Vote Recommendation
1	Election of directors	Eight nominees receiving the most votes	Not voted	Not voted	FOR
2	Advisory vote on executive compensation "Say on Pay"	Majority of shares voted	Not voted	Not voted	FOR
3	Advisory vote on the frequency of "Say on Pay"	Majority of shares voted	Not voted	Not voted	EVERY ONE YEAR
4	Ratification of independent auditor	Majority of shares voted	Not voted	Broker discretionary vote	FOR

Votes in favor of Proposals 2 and 4 must also constitute a majority of the required quorum for the meeting. If votes in favor are less than a majority of the required quorum, abstentions and non-votes would have the effect of a vote against the proposal.

How You Can Vote. Your vote is very important and we hope that you will attend the Annual Meeting. However, whether or not you plan to attend the Annual Meeting, please vote by proxy.

Registered Holders. If your shares are registered directly in your name with the Company's transfer agent, Computershare Investor Services, LLC, you are considered a registered holder of those shares. Please vote by proxy in accordance with the instructions on your Proxy Card, or the instruction you received by email.

A registered holder can vote in one of the following four ways:

- **Via the Internet.** Go to the website noted on your Proxy Card in order to vote via the internet. Internet voting is available 24 hours a day. We encourage you to vote via the internet, as it is the most cost-effective way to vote. When voting via the internet, you do not need to return your Proxy Card.
- **By Telephone.** Call the toll-free telephone number indicated on your Proxy Card and follow the voice prompt instructions to vote by telephone. Telephone voting is available 24 hours a day. When voting by telephone, you do not need to return your Proxy Card.
- **By Mail.** Mark your Proxy Card, sign and date it, and return it in the enclosed postage-paid envelope. If you elected to electronically access the Proxy Statement and Annual Report, you will not be receiving a Proxy Card and must vote via the internet or by telephone.
- **In person.** You may vote your shares at the Annual Meeting if you attend in person, even if you previously submitted a Proxy Card or voted via internet or telephone. Whether or not you plan to attend the Annual Meeting, however, we strongly encourage you to vote your shares by proxy before the meeting.

Beneficial Shareholders. If your shares are held in a brokerage account in the name of your bank, broker, or other holder of record ("beneficial holder" or "street name"), you are not a registered holder, but rather are considered a beneficial holder of those shares. Your bank, broker, or other holder of record will send you instructions on how to vote your shares. If you are a beneficial holder, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote in person at the Annual Meeting.

Voting Deadlines. Shareholders voting by telephone or internet must vote by 12:01 a.m. Central Time, on April 27, 2023 to ensure that their vote is counted. If you are a participant in the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP), however, your vote must be received by 11:59 p.m. Central Time, on April 24, 2023.

Revocation of Proxy. Registered holders who vote by proxy, whether by telephone, internet or mail, may revoke that proxy at any time before it is voted at the Annual Meeting. You may do this by: (a) signing another Proxy Card with a later date and delivering it to us prior to the Annual Meeting or sending a notice of revocation to the Corporate Secretary of Westamerica at 1108 Fifth Avenue, San Rafael, CA 94901; (b) voting at a later time by telephone or on the internet prior to 12:01 a.m. Central Time, on April 27, 2023 (prior to 11:59 p.m. Central Time, on April 24, 2023 for ESOP participants); or (c) attending the Annual Meeting in person and casting a ballot. If you are a beneficial holder, you may change your vote by submitting new voting instructions to your broker or other nominee.

Additional Information

Householding. As permitted by the Securities Exchange Act of 1934 (the "Exchange Act") only one envelope containing two or more Notices of Internet Availability of Proxy Materials is being delivered to shareholders residing at the same address, unless such shareholders have notified their bank, broker, Computershare Investor Services, or other holder of record that they wish to receive separate mailings. If you are a beneficial holder and own your shares in street name, contact your broker, bank or other holder of record to discontinue householding

and receive your own separate copy of the Notice in future years. If you are a registered holder and own your shares through Computershare Investor Services, contact Computershare toll-free at 877-588-4258 or in writing directed to Computershare Investor Services, 150 Royall Street, Suite 101, Canton, MA 02021 to discontinue householding and receive multiple Notices in future years. To receive an additional Annual Report or Proxy Statement this year, contact Shareholder Relations at 707-863-6992 or follow the instructions on the Notice. Mailing of dividends, dividend reinvestment statements, and special notices will not be affected by your election to discontinue duplicate mailings of the Notice.

Electronic Access to Proxy Materials and Annual Reports. Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, this Proxy Statement and the 2022 Annual Report are available on the Company's website at: www.westamerica.com. If you hold your Westamerica Bancorporation common stock in street name through a broker, a bank or other nominee, you may have the option of securing your Proxy Statement and Annual Report via the internet. If you vote this year's proxy electronically, you may also elect to receive future Proxy Statements, Annual Reports and other materials electronically by following the instructions given by your bank, broker, or other holder of record when you vote. Our website is available for information purposes only and should not be relied upon for investment purposes, nor is it incorporated by reference into this Proxy Statement.

Stock Ownership

Security Ownership of Certain Beneficial Holders. The following table sets forth information regarding shareholders beneficially holding more than 5% of Westamerica Bancorporation common stock outstanding as of December 31, 2022, based on information available to the Company, including filings made with the SEC.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	Common	3,803,079 [(1)]	14.13%
The Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, PA 19355	Common	3,397,651 [(2)]	12.62%

[(1)] The Schedule 13G filed with the SEC on January 24, 2023, disclosed that the reporting entity, BlackRock, Inc., held sole voting power over 3,759,258 shares and sole dispositive power over 3,803,079 shares.
[(2)] The Schedule 13G filed with the SEC on February 9, 2023, disclosed that the reporting entity, The Vanguard Group, Inc., held shared voting power over 29,515 shares, sole dispositive power over 3,342,144 and shared dispositive power over 55,507 shares.

Security Ownership of Directors and Management. The following table shows the number of common shares and the percentage of the common shares beneficially owned (as defined below) by each of the current Directors, by the Chief Executive Officer ("CEO"), by the Chief Financial Officer ("CFO"), by the three other most highly compensated executive officers, and by all Directors and Officers of the Company as a group as of March 6, 2023. As of March 6, 2023, there were 26,918,002 outstanding shares of Westamerica Bancorporation's common stock. For the purpose of the disclosure of ownership of shares by Directors and officers below, shares are considered to be beneficially owned if a person, directly or indirectly, has or shares the power to vote or direct the voting of the shares, the power to dispose of or direct the disposition of the shares, or the right to acquire beneficial ownership of shares within 60 days of December 31, 2022.

Amount And Nature Of Beneficial Ownership

Name and Address**	Sole Voting and Investment Power	Shared Voting and Investment Power	Right to Acquire Within 60 days of December 31, 2022	Total[(1)]	Percent of Class[(2)]
E. Joseph Bowler	-	25,887 [(3)]	-	25,887	0.1%
Melanie Martella Chiesa	-	-	-	-	*
Catherine Cope MacMillan	6,400 [(4)]	-	-	6,400	*
Michele Hassid	358	-	-	358	*
Ronald A. Nelson	44,000	-	-	44,000	0.2%
David L. Payne	1,453 [(5)]	885,570 [(6)]	-	887,023	3.3%
Edward B. Sylvester	57,490	-	-	57,490	0.2%
Inez Wondeh	-	-	-	-	*
Jesse Leavitt	1	441	13,000	13,442	*
John "Robert" A. Thorson	-	14,998 [(7)]	87,899	102,897	0.4%
Brian Donohoe	752	1,194	45,200	47,146	0.2%
Russell W. Rizzardi	-	-	-	-	*
All 12 Directors and Officers as a Group	110,454	928,090	146,099	1,184,643	4.4%

* Indicates beneficial ownership of less than one-tenth of one percent (0.1%) of the Company's common shares.
** The address of all persons listed is 1108 Fifth Avenue, San Rafael, CA 94901.
(1) None of the shares held by the Directors and Officers listed above have been pledged.
(2) In calculating the percentage of ownership, all shares which the identified person or persons have the right to acquire by exercise of options are deemed to be outstanding for the purpose of computing the percentage of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.
(3) Shares held in trust as to which Mr. Bowler is co-trustee with shared voting and investment power.
(4) Includes 6,000 shares held in a trust as to which Ms. MacMillan is trustee and 400 shares held in trust under the California Uniform Gift to Minors Act as to which Ms. MacMillan is custodian.
(5) Includes 462 shares held in a trust under the California Uniform Gift to Minors Act as to which Mr. Payne is custodian.
(6) Includes 528,837 shares owned by Gibson Radio and Publishing Company, of which Mr. Payne is President and CEO, as to which Mr. Payne disclaims beneficial ownership, and 345,808 shares held in a trust as to which Mr. Payne is co-trustee with shared voting and investment power.
(7) Includes 13,799 shares held in a trust as to which Mr. Thorson is co-trustee with shared voting and investment power.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities and Exchange Act requires the Company's directors, executive officers, and persons who own more than ten percent of the Company's common stock to file with the SEC initial reports of ownership, reports of changes in ownership of common stock of the Company, and to furnish the Company with copies of all Section 16(a) reports they file. Based solely upon a review of such reports and written representations that no other reports were required, the Company believes that all reports required by Section 16(a) of the Exchange Act to be filed by its executive officers and directors during the last fiscal year were filed on a timely basis except that Mr. Rizzardi failed to file two Form 4s on a timely basis, each reporting one transaction.

Anti-Hedging and Anti-Pledging Policy

The Company's Insider Trading and Stock Hedging Policy prohibits our directors, executive officers, and other employees with access to material non-public information from engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities in which they have an economic interest. Prohibited transactions include but are not limited to: (1) selling short any Company common stock; and (2) buying or selling puts or calls or other derivatives on Company securities, or otherwise entering into any hedging arrangements involving Company securities.

PROPOSAL 1 – ELECTION OF DIRECTORS

Board of Directors

The Board has nominated eight candidates for election as Directors at the Annual Meeting to hold office until the next Annual Meeting or until their successors are elected and qualified. The proxies will vote for the eight nominees named below unless you give different voting instructions on your Proxy Card. Each nominee is presently a Director of the Company and has consented to serve a new term. The Board does not anticipate that any of the nominees will be unavailable to serve as a Director, but if that should occur before the Annual Meeting, the Board reserves the right to substitute another person as nominee. The proxies will vote for any substitute nominated by the Board of Directors. The proxies may use their discretion to cumulate votes for election of Directors and cast all of such votes for any one or more of the nominees, to the exclusion of the others, and in such order of preference as they may determine at their discretion.

Nominees

The nominees for election as Directors are named and certain information with respect to them is given below. Our nominees are seasoned leaders who bring to the Board an array of financial services, public and private company, non-profit, and other business experience. As a group they possess experience in leadership, consumer banking, commercial and small business banking, investment banking, capital markets, financial advisory services, finance and accounting, risk management and real estate. Many of the Board Members have seen the Company through a variety of economic conditions. The information below has been furnished to the Company by the respective nominees. All of the nominees have engaged in their indicated principal occupation for more than five years, unless otherwise indicated and no nominee has served on the Board of Directors of another public company during the past five years. Each nominee is a current director of both the Company and its subsidiary, Westamerica Bank.

Name of Nominees, Principal Occupations, and Qualifications

E. Joseph Bowler – Director since 2003

E. Joseph Bowler (86) retired as Senior Vice President and Treasurer of the Company in 2002. He currently serves as a member of the Audit Committee and the Loan and Investment Committee. Mr. Bowler holds a Masters of Business Administration from Stanford University.

With many years of direct banking experience, Mr. Bowler brings strong financial and investment expertise important to the oversight of our financial reporting and interest rate risk management. In addition, Mr. Bowler's experience as a director and trustee of various non-profit community and educational organizations brings strategic planning and corporate governance skills to the Board.

Melanie Martella Chiesa – Director since 2020

Melanie Martella Chiesa (56) is an optometrist in private practice at Monte Vista Optometry in Turlock, California. Dr. Martella Chiesa is a member of the Employee Benefits and Compensation Committee and Loan and Investment Committee.

Dr. Martella Chiesa is a lifelong resident of Hughson, California where she is a partner in her family's walnut and almond farming operations. She is an owner and board member of Martella Farms, Inc., Ag Commodities, Grower Direct Nut, Inc., ARK Development and Nutty Gourmet Nut Company. Dr. Martella Chiesa is a graduate of the University of California, Berkeley, where she received her Doctor of Optometry degree. Dr. Martella Chiesa also received Bachelor of Science degrees in food science and nutrition, functional biology and visual sciences.

Dr. Martella Chiesa is passionate about local community and philanthropy. She, along with her husband, founded the

Ciara Chiesa Circle of Hope Fund. Melanie is a member of the Stanislaus Community Foundation, chaired their Scholarship Committee and served on the Executive and Development Committees. Dr. Martella Chiesa also serves as a trustee for the Gallo Center for the Arts.

Along with leadership and private business knowledge, Dr. Martella Chiesa brings to the Board an understanding of agriculture, healthcare, philanthropy and issues of the Central Valley of California, which is one of Westamerica Bank's primary markets.

Michele Hassid – Director since 2019

Michele Hassid (60) is Principal at Macias, Gini & O'Connell LLP, an accounting firm. Ms. Hassid serves as the Chair of the Audit Committee and is a member of the Compliance Committee and the Executive Committee. Ms. Hassid has been designated as an Audit Committee "financial expert." Ms. Hassid joined Eckhoff and Company in 1990, and served as Managing Partner from 2013 until 2022, when the Company merged into Macias, Gini & O'Connell LLP.

Ms. Hassid assists clients with financial and operational needs. Ms. Hassid graduated with honors from San Francisco State University with a B.A. in Accounting and is a graduate of the San Rafael Leadership Institute. She holds a CPA certificate and a CGMA certification.

Ms. Hassid has memberships with AICPA, CALCPA, is the Treasurer of the Marin Leadership Foundation and is a finance committee member for Congregation Ner Tamid in San Francisco.

Ms. Hassid's background and education provides financial expertise and entrepreneurial skills.

Catherine Cope MacMillan – Director since 1985

Catherine Cope MacMillan (75) is a former owner of the Huntington Hotel in San Francisco and La Playa Hotel in Carmel-by-the-Sea. She is a member of the Loan and Investment Committee, Employee Benefits and Compensation Committee, and the Audit Committee. Ms. MacMillan previously owned and operated a prominent restaurant for nearly 20 years. She is a graduate of the University of California at Davis and Pacific McGeorge School of Law. She has also served in numerous leadership capacities for community organizations.

Ms. MacMillan's experience in administration and operational aspects of various businesses and organizations provides the Board with sound leadership.

Ronald A. Nelson – Director since 1988

Ronald A. Nelson (80) was Executive Vice President of Charles M. Schulz Creative Associates through 1995. He serves as the Chair of the Employee Benefits and Compensation Committee, is a member of the Audit Committee, Compliance Committee, and Nominating Committee. Mr. Nelson has a background as a Certified Public Accountant and has been designated as an Audit Committee "financial expert." He has been a resident of Sonoma County since 1970, which is one of Westamerica Bank's primary markets and where he has been involved in business management, investment management, and the development of commercial real estate. He also served as a board member and Chairman of Santa Rosa Memorial Hospital, which is the area's primary acute care hospital.

Mr. Nelson's extensive business and financial expertise provides important oversight of our financial reporting and risk management.

David L. Payne – Director since 1984
David L. Payne (67) is Chairman, President & CEO of Westamerica Bancorporation. He was appointed Chairman in 1988 and Chief Executive Officer in 1989. Mr. Payne is Chairman of the Executive Committee and is a member of the Compliance Committee. Mr. Payne is also Chairman, President & CEO of Westamerica Bank. He brings to the Board strong leadership and a vision for the future. He has a thorough knowledge of the banking industry, manages regulatory and business development issues, and has extensive financial and accounting expertise. Mr. Payne possesses excellent management, strategic development and business skills.

Since Mr. Payne's appointment as Chairman of the Board, Westamerica's dividends per share have risen twelve-fold and capital levels have increased thirteen-fold. Total assets have increased more than 500% during his tenure and net income has risen by a multiple of 25. Return on equity was 15.2% for the year ended December 31, 2022.

Mr. Payne has successfully negotiated and led the Company through many mergers including: John Muir National Bank, Napa Valley Bancorporation, PV Financial, CapitolBank – Sacramento, North Bay Bancorp, ValliCorp Holdings, First Counties Bank, Kerman State Bank, Redwood Empire Bancorp, County Bank, and Sonoma Valley Bank. Mr. Payne also manages his family printing, publishing and cable television business.

Edward B. Sylvester – Director since 1979
Edward Sylvester (86) is a California registered civil engineer and founder of Sylvester Engineering and SCO Planning and Engineering. He currently provides pro bono technical services to non-profit organizations. Mr. Sylvester is a member of the Executive Committee, Chair of the Loan and Investment Committee, Nominating Committee and the Compliance Committee, and serves as the Lead Independent Director of Westamerica Bancorporation. Mr. Sylvester is the board Chairman of Nevada County Broadcasters, which owns KNCO and STAR 94 radio stations. He also serves as a board member of Sierra Nevada Memorial Hospital Foundation and was past president of the hospital board. Mr. Sylvester is a board member of the Nevada County Finance Authority and the President of the Friends of Banner Mountain board, promoting preservation of trails and fire-wise issues. Mr. Sylvester has previously served as Chairman of the California Transportation Commission, Chairman of the Nevada County Transportation Commission, Chairman of the Board of the Grass Valley Chamber of Commerce, President of the Grass Valley Rotary Club, Chairman and founder of the Nevada County Business Association, President of the Sierra Trailblazers Running Club, Chairman of the California Alliance for Advanced Transportation Systems and numerous advisory committees of the county and the city of Grass Valley on engineering and policy-related issues. Mr. Sylvester has completed 23 marathons around the world and was the 14th person in the world to complete marathons on all seven continents including Antarctica. Mr. Sylvester is an avid traveler and photographer, who has visited 114 countries to date searching for new things to experience and photograph.

The depth of Mr. Sylvester's experience gives him first-hand understanding of all the nuances of development and development funding, a current knowledge of the retail economy, and a state-wide perspective and experience in funding allocation. His long tenure on the Board brings a historical and long-term perspective while he remains current on financial issues with his continuing leadership role in the community and active management positions.

Inez Wondeh – Director since 2021
Inez Wondeh (55) is the Chief Executive Officer at BASS Medical Group ("BASS") in Walnut Creek, California. Ms. Wondeh is a member of the Audit Committee and Employee Benefits and Compensation Committee. Ms. Wondeh joined BASS in 2015 as the Chief Operating Officer. Ms. Wondeh has over 20 years of experience as a healthcare executive. Ms. Wondeh helped execute many of BASS' growth strategy shifts, including increasing the company's physician network. Ms. Wondeh provides visionary leadership that inspires the highest level of performance in the financial and operation administration at BASS. Ms. Wondeh holds a Master of Public Administration and a Master of Business Administration from the University of San Francisco. Ms. Wondeh is the

founder of Ngozi Educational and Healthcare Foundation, a non-profit dedicated to provide no-cost K-12 education and health services to rural Liberia, West African children.

Ms. Wondeh's experience in finance, administration and strategic planning of various businesses provides the Board with exceptional leadership.

THE BOARD OF DIRECTORS RECOMMENDS ELECTION OF ALL NOMINEES

Board of Directors and Committees

Director Independence and Leadership Structure. The Board of Directors has considered whether any relationships or transactions related to a Director were inconsistent with a Director's independence. Based on this review, the Board has determined that E.J. Bowler, M. Martella Chiesa, M. Hassid, C.C. MacMillan, R.A. Nelson, E.B. Sylvester, and I. Wondeh are "independent" Directors as defined in NASDAQ rules. Mr. Payne is not independent because he is an officer of the Company and the Bank.

Our Board has carefully considered the critical issue of Board leadership. In the context of risk management, the leadership of each Board committee primarily responsible for risk management is vested in an independent committee chair. With regard to the leadership of the meetings of the full Board, our Board of Directors has carefully evaluated whether the positions of Chairman and CEO should be separate or combined. Our Board believes that the most effective leadership structure for the Company at this time is to combine the responsibilities of the Chairman and CEO, a structure that has been successful since 1989. The combined positions avoid a duplication of efforts, enable decisive leadership, and ensure a clear accountability for the performance of the Company, a more rapid implementation of decisions, and a consistent vision. Given the size of our employee base and our level of assets relative to larger, more complex banking structures, our Company is particularly well suited to combine the Chairman and CEO functions. Furthermore, our named executive officers have an average tenure of 25 years and do not require the substantial oversight needed by a less experienced team, which has allowed our Chairman and CEO to lead the Company through eleven acquisitions since 1992.

To ensure strong Board oversight seven of our eight Directors are, as noted above, independent as defined by NASDAQ. Only non-management directors sit on Board committees, with the exception of the Executive Committee and the Compliance Committee, and every non-management director sits on one or more of these Committees. All non-management directors meet at least four times a year outside the presence of the Chairman and CEO. The Board completes an annual board evaluation that is discussed by the Nominating Committee and presented to the full Board. Although the Board believes that it is more effective to have one person serve as the Chairman and CEO at this time, it also recognizes the importance of strong independent leadership on the Board, accordingly, the Board has established a strong, Independent Lead Director, Mr. Sylvester, who serves at least one year from the date of appointment and has the following clearly delineated and comprehensive duties:

- presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors;
- serves as liaison between the Chairman and the independent Directors;
- approves information sent to the Board;
- approves meeting agendas for the Board;
- approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- has the authority to call meetings of the independent Directors; and
- if requested by major shareholders, ensures that he or she is available for consultation and direct communication.

The Board does not believe that the fact an Independent Lead Director does not preside over the normal Board meeting

business sessions limits the ability of the Board to have open exchanges of views, or to address any issues the Board chooses, independently of the Chairman.

The Board of Directors of the Company also serve as the Board of Directors of Westamerica Bank, and as such are well informed of bank operations through regular reports and discussions on the operations of the Bank. The Directors' longevity with the Company has exposed them to a wide range of business cycles, which plays a critical role in managing the risk profile and profitability of the Company through the current economic environment.

Role of the Board of Directors in Risk Oversight. The Board is also responsible for overseeing all aspects of management of the Company, including risk oversight, which is effected through all Board committees, but primarily through the Board's Audit Committee. The Internal Audit Department reports directly to the Board's Audit Committee. It presents its independently prepared company-wide annual risk assessment, its evaluation of Management's prepared risk assessment and its audit plan incorporating the risk assessment, including the policies and procedures utilized to monitor and control such exposures, to the Board's Audit Committee.

The internal loan review function reports directly to the Board's Audit Committee. It reports ongoing evaluations of loan portfolios and the risk rating of individual loans using guidelines established by bank regulatory authorities, to the Board's Audit Committee.

Meetings. The Company expects all Board members to attend all meetings, including the Annual Meeting of Shareholders, except for reasons of health or special circumstances. The Board met on nine days during 2022. Every Director attended at least 75% of the aggregate of: (i) the Board meetings held during that period in which they served; and (ii) the total number of meetings of any Committee of the Board on which the Director served. Each individual who served on the Board of the Company on the date of the 2022 Annual Meeting of Shareholders attended the meeting.

Committees of the Board

Director Name	Executive Committee	Audit Committee	Employee Benefits and Compensation Committee	Loan and Investment Committee	Nominating Committee	Compliance Committee
E. Joseph Bowler		X		X		
Melanie Martella Chiesa			X	X		
Michele Hassid	X	Chair				X
Catherine Cope MacMillan		X	X	X		
Ronald A. Nelson		X	Chair		X	X
David L. Payne	Chair					X
Edward B. Sylvester	X			Chair	Chair	Chair
Inez Wondeh		X	X			
Number of Meetings in 2022	9	5	5	9	1	4

Executive Committee. The Board delegates to the Executive Committee all powers and authority of the Board in the management of the business affairs of the Company between board meetings, which the Board is allowed to delegate under California law.

Audit Committee. The Board of Directors has determined that all members of the Audit Committee are independent, as that term is defined by applicable rules of NASDAQ for Audit Committee purposes. The Board has also designated Ms. Hassid and Mr. Nelson as "Audit Committee financial experts" as defined by the rules of the SEC and has

determined that they are "financially sophisticated" under NASDAQ rules. In concluding that Ms. Hassid and Mr. Nelson are the Audit Committee financial experts, the Board determined that they possess:

- an understanding of generally accepted accounting principles and financial statements;
- the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;
- an understanding of internal control over financial reporting; and
- an understanding of Audit Committee functions.

Designation of a person (or persons) as an Audit Committee financial expert does not result in the person being deemed an expert for any purpose, including under Section 11 of the Securities Act of 1933. The designation does not impose on the person any duties, obligations or liability greater than those imposed on any other Audit Committee member or any other Director and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

The Audit Committee provides independent, objective oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independence and performance of the Company's independent auditor as it performs audit, review or attest services, and the Company's internal audit and control function. It selects and retains the independent registered public accounting firm, and reviews the plan and the results of the auditing engagement. It acts pursuant to a written charter that was reaffirmed by the Board of Directors in January 2023 and attached as Exhibit A to the Proxy Statement for the 2021 Annual Meeting of Shareholders.

Employee Benefits and Compensation Committee. The Employee Benefits and Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised solely of Directors who are not current or former employees of Westamerica or any of its affiliates. They are independent as defined by NASDAQ rules.

The Compensation Committee administers Westamerica Bancorporation's equity incentive plan, Tax Deferred Savings and Retirement Plan, Deferred Profit Sharing Plan, Deferred Compensation Plan, and the Westamerica Bancorporation Deferral Plan. It administers the Company's compensation programs and reviews and reports to the Board the compensation level for executive officers, including the CEO, of the Company and its subsidiaries and determines that compensation plans are balanced between financial results and prudent risk taking. The Compensation Committee determines annual corporate performance objectives for equity compensation and cash bonuses and their related corporate, divisional and individual goals. Based on the CEO's assessment of the extent to which each executive officer met those objectives and goals, the Committee determines each executive officer's annual equity compensation and cash bonus. The Compensation Committee also establishes the individual goals and targets for the CEO. All compensation approved by the Compensation Committee is reported to the full Board of Directors.

The role of the Compensation Committee is described in greater detail under the section entitled "Compensation Discussion and Analysis."

The Compensation Committee is governed by a written charter as required by NASDAQ rules. The charter was reaffirmed by the Board of Directors in January 2023 and is attached as Exhibit A to the Proxy Statement for this 2023 Annual Meeting of Shareholders. The Compensation Committee has the authority to seek assistance from officers and employees of the Company as well as external legal, accounting and other advisors. It has not retained outside

consultants for compensation advice, but can request assistance on an as-needed basis. It does not delegate authority to anyone outside of the Compensation Committee. The Payroll and Employee Benefits Department supports the Compensation Committee by fulfilling certain administrative duties regarding the compensation programs.

Nominating Committee. The Board of Directors has determined that all members of the Nominating Committee are independent, as defined in NASDAQ rules.

The Nominating Committee screens and recommends qualified candidates for Board membership. This Committee recommends a slate of nominees for each Annual Meeting. As part of that process, it evaluates and considers all candidates submitted by shareholders in accordance with the Company's Bylaws, and considers each existing Board member's contributions. The Committee applies the same evaluation standards whether the candidate was recommended by a shareholder or the Board. The Nominating Committee is governed by a written charter, which was reaffirmed by the Board of Directors in January 2023 and attached as Exhibit A to the Proxy Statement for the 2022 Annual Meeting of Shareholders.

While the Board does not have a formal diversity policy, it broadly defines diversity to encompass a range of skills and expertise sufficient to provide prudent guidance to the Company. In addition to the qualifications and characteristics described below, it considers whether the potential Director assists in achieving a mix of Board members that represents a diversity of background, perspective, and experience. Our Board includes Directors with experience in public corporations and non-profit organizations, as well as entrepreneurial individuals who have successfully run their own private enterprise. Our Board also has a broad set of skills necessary for providing oversight to a financial institution, which includes proven leadership, and expertise in capital management, finance, accounting, regulatory affairs, and investment management.

Compliance Committee. The Committee provides oversight of the Company's Compliance Management System to ensure compliance with consumer protection laws and regulations.

Board Diversity. The table below provides certain highlights of the composition of our board members and nominees. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f):

Board Diversity (As of December 31, 2022)

Total Number of Directors	8			
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	4	4	-	-
Part II: Demograhic Background				
African American	1	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian or Pacific Islander	-	-	-	-
White	3	4	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose	-	-	-	-

Nominating Directors. The Nominating Committee will consider shareholder nominations submitted in accordance with Section 2.14 of the Bylaws of the Company. That section requires, among other things, that nominations be submitted in writing and must be received by the Corporate Secretary at least 45 days before the anniversary of the date on which the Company first mailed its proxy materials for the prior year's Annual Meeting of Shareholders. If the date for the current year's Annual Meeting changes more than 30 days from the date on which the prior year's meeting was held, the Company must receive notice with a reasonable amount of time before the Company mails its proxy materials for the current year. In addition, to comply with universal proxy rules, shareholders who intend to solicit proxies in support of nominees other than the Company's nominees must provide notice setting forth the information required by SEC Rule 14a-19 no later than February 27, 2024, or such earlier date as may be required by the Company's Bylaws.

Nominations must include the following information:

- the principal occupation of the nominee;
- the total number of shares of capital stock of the Company that the shareholder expects will be voted for the nominee;
- the name and address of both the nominee and the nominating shareholder; and
- the number of shares of capital stock of the Company owned by the nominating shareholder.

The Committee has specified the following minimum qualifications it believes must be met by a nominee for a position on the Board:

- appropriate personal and professional attributes to meet the Company's needs;
- highest ethical standards and absolute personal integrity;
- physical and mental ability to contribute effectively as a Director;
- willingness and ability to participate actively in Board activities and deliberations;
- ability to approach problems objectively, rationally and realistically;
- ability to respond well and to function under pressure;
- willingness to respect the confidences of the Board and the Company;
- willingness to devote the time necessary to function effectively as a Board member;
- possess independence necessary to make unbiased evaluation of Management performance;
- be free of any conflict of interest that would violate applicable law or regulation or interfere with ability to perform duties;
- broad experience, wisdom, vision and integrity;
- understanding of the Company's business environment; and
- significant business experience relevant to the operations of the Company.

Loan and Investment Committee. This Committee reviews major loans and investment policies.

Director Compensation

The following table and footnotes provide information regarding the compensation paid to the Company's non-employee Directors in the year 2022. Directors who are employees of the Company receive no compensation for their services as Directors.

Director Compensation Table For Fiscal Year 2022

Name[(1)]	Fees Earned Paid in Cash ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[(2)] ($)	Total ($)
Louis E. Bartolini[(3)]	20,600	1,055	21,655
E. Joseph Bowler	42,400	-	42,400
Melanie Chiesa	42,400	554	42,954
Michele Hassid	46,050	-	46,050
Catherine Cope MacMillan	43,600	-	43,600
Ronald A. Nelson	44,250	-	44,250
Edward B. Sylvester	51,300	19,977	71,277
Inez Wondeh	38,200	252	38,452

(1) Non-employee Directors did not receive options or stock awards in 2022 and none hold any options or stock awards. During 2022, non-employee Directors of the Company were paid an annual retainer of $22,000. Each non-employee Director received $1,200 for each meeting of the Board attended and $600 for each Committee meeting attended. The Chairman of each Committee received an additional $250 for each Committee meeting attended. All non-employee Directors are reimbursed for expenses incurred in attending Board and Committee meetings. The Chairman of the Board, David L. Payne, is compensated as an employee and did not receive any compensation as a Director.
(2) The Deferred Compensation Plan allows non-employee Directors to defer some or all of their Director compensation with interest earnings credited on deferred compensation accounts. The amount shown is the interest on nonqualified deferred compensation that exceeds 120% of the long-term Applicable Federal Rate, with compounding, on all cash compensation deferred in 2022 and in previous years.
(3) Mr. Bartolini did not stand for re-election in 2022.

Westamerica Bancorporation does not have a charitable donations program for Directors nor does it make donations on behalf of any Director(s). The Company may make a nominal donation through its Community Relations program to non-profit organizations where a Director(s) may have an affiliation.

EXECUTIVE COMPENSATION

Executive Officers

The executive officers of the Company and Westamerica Bank serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board at its first meeting following the Annual Meeting of Shareholders. It is anticipated that each of the executive officers listed below will be appointed to serve in such capacities at that meeting.

David L. Payne – Held since 1984

David L. Payne (67) is the Chairman of the Board, President and CEO of the Company and Westamerica Bank. Mr. Payne also manages his family printing, publishing and cable television business. For additional information regarding Mr. Payne, please see "Proposal 1 – Election of Directors - Board of Directors" above.

Jesse Leavitt – Held since 2020

Jesse Leavitt (37) is Senior Vice President and Chief Financial Officer of the Company. Mr. Leavitt is a California licensed certified public accountant. He held the position of Vice President and Controller upon joining the Company in March 2019 until December 2019. Prior to joining the Company, Mr. Leavitt was a bank examiner with the Federal Deposit Insurance Corporation from 2011 until 2016 and was Assistant Controller at Golden 1 Credit Union from 2016 until 2019.

John "Robert" Thorson – Held since 2020

John "Robert" Thorson (62) is Senior Vice President and Treasury Division Manager for the Company. Mr. Thorson joined Westamerica Bancorporation in 1989, was Vice President and Manager of Human Resources from 1995 until

2001, was Senior Vice President and Treasurer from 2002 until 2005, and was Senior Vice President and Chief Financial Officer from 2005 until 2019.

Brian Donohoe – Held since 2019
Brian Donohoe (41) is Senior Vice President and Manager of Operations and System Administration of Community Banker Service Corporation, a subsidiary of Westamerica Bank. Mr. Donohoe joined Westamerica Bancorporation in 1999 and has held a variety of positions in the Banking Division and the Operations and Systems Division, most recently, Vice President and Manager of Business Services until 2018.

Russell W. Rizzardi – Held since 2008
Russell W. Rizzardi (67) is Senior Vice President and Chief Credit Administrator of Westamerica Bank. Mr. Rizzardi joined Westamerica Bank in 2007. He has been in the banking industry since 1979 and was previously with Wells Fargo Bank and U.S. Bank.

Code of Ethics. The Company has adopted a Code of Ethics (as defined in Item 406 of Regulation S-K of the Securities Act of 1933) that is applicable to its senior financial officers including its chief executive officer, chief financial officer, and principal accounting officer.

Compensation Discussion and Analysis
The executive compensation practices described below have been followed consistently for thirty years. At each Annual Meeting of Shareholders since 2010, a majority of our shareholders approved an advisory proposal on the Company's executive compensation. Last year 91 percent of the shares voting on this proposal voted to support our Corporation's executive compensation strategy.

The Compensation Committee governs the executive compensation program that combines three compensation elements: base salary, annual non-equity cash incentives, and long-term stock grants. Several compensation philosophies and practices underlie this program:

- base salaries for participants in this program should be limited to foster an environment where incentive compensation motivates and rewards corporate, divisional, and individual performance.
- incentive compensation (annual non-equity cash incentives and long-term stock grants) is based on measurement of performance against pre-established objective measurable goals. Specific criteria for each objective are established for "threshold," "target," and "outstanding" performance. On any one measure, performance below "threshold" results in no credit for that objective. "Threshold" performance results in 75% achievement, "target" performance results in 100% achievement, and "outstanding" performance results in 150% achievement. The performance achievement level determines the size of incentive compensation awards.
- long-term incentive stock grants will be awarded to senior management if the corporate performance level is rated "threshold" or better. The purpose of long-term incentive grants is to:
  - motivate senior management to focus on long-term performance;
  - avoid excessive risk-taking and instill conservative management practices;
  - build equity ownership among Westamerica's senior management;
  - link shareholder interests to management incentives; and
  - create ownership mentality among senior management.

In February 2013, the Board of Directors adopted a clawback policy that requires executive officers to forfeit previously awarded incentive compensation if the incentives were based on materially inaccurate financial statements or other performance measures that are later proven to be materially inaccurate or the achievement of which were due

to fraud or other misconduct. The Company's 2019 Westamerica Omnibus Plan includes a clawback provision with similar terms.

Establishing Incentive Levels, Determining Objectives and Measuring Performance. In administering the executive compensation program, the Compensation Committee determines "target" incentives for each position annually. The Compensation Committee exercises discretion in establishing "target" incentives in an effort to provide competitive pay practices while motivating and rewarding performance that benefits the Company's long-term financial performance and shareholder interests, and avoids excessive risk-taking.

At the beginning of each calendar year, the Compensation Committee establishes annual corporate performance objectives. In establishing corporate performance objectives, the Compensation Committee takes into consideration the current operating environment for the commercial banking industry as well as internal management policies and practices which would, in the Compensation Committee's opinion, benefit the long-term interests of the Company and its shareholders. Corporate performance measures include risk management elements considered to be responsive to the impact that current operating conditions could have on the long-term performance of the Company. The Compensation Committee monitors the economy and the banking industry's operating environment throughout the ensuing year, and may exercise discretion in adjusting corporate performance objectives during the year.

The operating environment for the commercial banking industry is impacted by a myriad of factors including, but not limited to, local, national and global economic conditions, interest rate levels and trends, monetary policies of the Federal Reserve Board and its counterparts in other countries, fiscal policies of the United States government and other global political conditions, regulations and legislation, liquidity in capital markets, the demand for capital by commercial enterprises and consumers, new financial products, competitive response to changing conditions within the industry, trade balances, the changing values of real estate, currencies, commodities and other assets, and other factors.

Management policies and practices the Board considers in establishing corporate performance objectives include, but are not limited to, management of the Company's balance sheet and product pricing in a manner which will benefit the long-term financial interests of shareholders, the type and variety of financial products and services offered by the Company, adherence to internal controls, management of the credit risk of the Company's loan and investment portfolios, management of liquidity to meet depository customer needs, the results of internal, regulatory and external audits, service quality delivered to the Company's customers, service quality of "back office" support departments provided to those offices and departments directly delivering products and services to the Company's customers, maintenance of operating policies and procedures which remain appropriate for risk management in a dynamic environment, timely and efficient integration of acquired companies, operational efficiencies, and capital management practices.

Restricted performance shares ("RPS") are restricted stock unit awards that vest upon the achievement of performance objectives established by the Compensation Committee. Historically, the Company has granted RPS awards to its executives with a three-year vesting period and vesting conditions based on performance factors including the Company's three year cumulative diluted earnings per share (EPS), three year average of annual return on average total assets (ROA); three year average of annual return on average shareholders' equity relative to industry average ROE (ROE differential); non-performing assets to total assets (NPA); and the efficiency ratio over three years.

In addition to establishing corporate performance objectives, the Compensation Committee also establishes individual goals for the CEO. In regard to the other executives named in the accompanying tables, the CEO recommends divisional and individual performance objectives to the Compensation Committee, which considers, discusses, adjusts as necessary, and adopts such performance objectives.

Upon the closure of each calendar year, the Compensation Committee reviews corporate, divisional, and individual performance against the performance objectives for the year just completed. After thorough review and deliberation, the Compensation Committee determines the recommended amount of individual non-equity cash incentives and stock-based incentive awards. The Compensation Committee reports such incentives to the Board of Directors. Meetings of the Compensation Committee and Board of Directors routinely occur in January, immediately following the closure of the calendar year for which performance is measured for incentive compensation purposes.

Equity Compensation Plans. Long-term stock grants may only be awarded under shareholder approved stock-based incentive compensation plans (the "equity incentive plans").

In 2019, the Company's shareholders approved the 2019 Westamerica Omnibus Plan (the "2019 Plan"). The 2019 Plan authorized the grant of up to 1,235,898 shares (plus shares that become available if awards under prior plans expire unexercised or are cancelled, forfeited or terminated before being exercised). In addition, the 2019 Plan authorized the issuance of shares under an award granted in the assumption of, or in substitution for, outstanding awards previously granted by another business entity acquired by the Company. Any additional authorization of shares available for issuance must be approved by shareholders. The 2019 Plan expires on April 25, 2029, after which shareholder approval is again required to extend the term or approve a new equity incentive plan.

The 2019 Plan replaced the Company's 2012 Amended and Restated Stock Option Plan of 1995 (the "2012 Amended Plan"). The Company may no longer grant any awards under the 2012 Amended Plan, though awards previously issued under such plan continue to be outstanding, subject to the terms of the applicable awards agreements. The 2012 Amended Plan established governing terms and conditions for all stock grants awarded from the effective date of the plan through the effective date of the 2019 Plan.

The 2019 Plan allows the following types of stock-based compensation awards:

Incentive Stock Options ("ISO") allow the optionee to buy a certain number of shares of Westamerica Bancorporation common stock at a fixed price, which is established on the date of the option grant. ISOs are intended to meet the requirements of Section 422 of the Internal Revenue Code which provide advantages if certain conditions are met. If the optionee holds the acquired stock for the designated holding period, the optionee defers the timing of recognizing taxable income related to exercising the ISO. If the optionee complies with the ISO requirements, the Company does not receive a corporate tax deduction related to the shares issued.

Nonqualified Stock Options ("NQSO") also give the optionee the option to buy a certain number of shares of Westamerica Bancorporation common stock at a fixed price, which is established on the date of grant. Unlike ISOs, NQSOs do not allow deferral of taxable income for the optionee. At the time NQSOs are exercised, the optionee incurs taxable income equal to the spread between the exercise price and the market price of the stock, and the Company receives a corporate tax deduction in the same amount.

Share Appreciation Rights ("SAR") provide the holder a cash payment equal to the difference between the fair market value of the Westamerica Bancorporation's common stock on the date the SAR is surrendered and the fair market value of the Company's common stock on the date the SAR was granted. The optionee incurs taxable income at the time the SAR is settled and the Company receives a corporate tax deduction in the same amount.

Restricted Shares and Restricted Stock Units. The Compensation Committee determines the vesting schedule and performance goals, if any, applicable to the grant of restricted shares and Restricted Stock Units. Restricted Stock Units are awards that may be settled in Westamerica Bancorporation's common stock or cash, subject to vesting. As

described above, the Company has historically granted Restricted Stock Units as RPS awards that settle in shares of Westamerica Bancorporation's common stock, subject to the achievement of performance objectives. Award recipients receive shares at the end of the performance measurement period only if performance objectives are achieved. The award recipient incurs taxable income at the time any RPS vests and the Company receives a corporate tax deduction in the same amount.

Determination of Awards to Grant. In determining which type of stock-based compensation awards to grant, the Compensation Committee considers the attributes of each form of incentive. Examples include the ability to motivate management to make decisions based on the long-term interests of shareholders, the desire to compensate with shares rather than cash, and the tax consequences of each type of award. The Compensation Committee retains the latitude to utilize all forms of incentives provided under the equity incentive plans. In the current and preceding years, the Compensation Committee has utilized NQSO and RPS based on the motivational aspects of stock price appreciation, the settlement in shares rather than cash, and the preservation of tax deductions for the Company. As of March 6, 2023, the Company had no ISO, SAR or restricted stock awards outstanding.

Determination of Exercise Price. The equity incentive plans require the exercise price of each NQSO, ISO or SAR to be no less than one hundred percent (100%) of the fair market value of the Company's common stock on the date of grant. The equity incentive plans do not allow re-pricing stock options for poor stock price performance.

Stock-based compensation awards are submitted by the Compensation Committee to the full Board of Directors for review. As described above, these meetings have routinely occurred in January immediately following the closure of the calendar year for which performance is measured for incentive compensation purposes. The Compensation Committee meeting has routinely been held during the same week as the related Board of Directors meeting. These January meetings follow by no more than ten business days the Company's public disclosure of its financial results for the preceding year. As a result, stock option grants are awarded, and the exercise price of such grants are determined at a time when the Company has broadly disseminated its financial condition and current operating results to the public. The Company's outstanding stock option grants are dated, and related stock option exercise prices are determined, on the January date the Compensation Committee meets to approve such grants.

Long-Term Incentive Attributes. The Board of Directors has designated the Compensation Committee as the administrator of the equity incentive plans. The Compensation Committee reports to the Board the terms and conditions of awards granted under these plans. In carrying out this responsibility, the Compensation Committee designs such awards as long-term incentives. The terms and conditions of currently outstanding awards under the Company's several equity incentive plans include:

- NQSO grants vest one-third (1/3) on each anniversary of the grant date. As such, NQSO grants become fully vested over a three-year period. NQSO grants expire on the tenth anniversary of the grant date. The Company does not pay dividends on shares underlying NQSO grants until the optionee exercises the option and the shares are outstanding on a dividend record date.
- RPS awards vest three years following the grant date, only if corporate performance objectives are achieved over the three-year period. The Company does not pay dividends on shares underlying RPS awards until vesting occurs and shares awarded become outstanding on a dividend record date.

Compensation for the Chairman, President & CEO. Mr. Payne performs two functions for the Company. These two functions tend to be compensated separately at similarly sized banking institutions. Mr. Payne serves as Chairman of the Board with responsibilities including oversight of the organization and external strategic initiatives. Mr. Payne also serves as President and CEO with responsibilities including daily management of internal operations. Mr. Payne's total compensation reflects these broad responsibilities. Consistent with the overall compensation philosophy for

senior executives, Mr. Payne's compensation has a greater amount of pay at risk through incentives than through base salary. Since Mr. Payne is compensated as an executive, he is not eligible to receive compensation as a Director.

As noted on page 31 of this Proxy Statement under the Pension Benefits Table, during 1997 the Company entered into a nonqualified pension agreement ("Pension Agreement") with Mr. Payne in consideration of Mr. Payne's agreement that RPS awards granted in 1995, 1996 and 1997 would be cancelled.[1] In entering the Pension Agreement, the Board of Directors considered the following:

- Mr. Payne had a significant beneficial interest in Westamerica Bancorporation common stock, which was more than adequate to continue to provide motivation for Mr. Payne to continue managing the Company in the best interests of shareholders.
- In 1997, the Company had consummated its largest acquisition, with significant total asset growth of approximately 51 percent. One of the Board's objectives was to provide a compensation mechanism providing retention features for Mr. Payne. Retention of Mr. Payne as President and CEO was desired following the Company's significant growth. The RPS awards surrendered for the Pension Agreement were scheduled to vest on dates in 1998, 1999 and 2000, while the Pension Agreement was not fully vested until December 31, 2002. Additionally, the 20-year certain pension provided under the Pension Agreement was to commence upon Mr. Payne's attainment of age 55. Mr. Payne was age 42 at the time of entering the Pension Agreement.

Compensation Awarded to Named Executive Officers. Base salaries for participants in the executive compensation program are generally limited to foster an environment where incentive compensation motivates and rewards corporate, divisional, and individual performance. As such, base pay increases are generally infrequent and limited to "control points" assigned to each position. The non-equity cash incentive formula has the following components:

"Target" Cash Incentive	X	Composite Corporate, Divisional and Individual Performance Level	=	Cash Incentive Award

In structuring performance goals for the named executive officers, the Compensation Committee emphasizes goals, which if achieved, will benefit the overall Company. As such, senior management level positions have high relative weighting on corporate objectives, and divisional leadership positions also have significant weighting on divisional objectives. The "target" cash incentive and the weighting of goals for the named executive officers for 2022 performance were as follows:

	"Target" Cash Incentive	Goal Weighting		
		Corporate	Divisional	Individual
Mr. Payne	$371,000	80%	–	20%
Mr. Leavitt	40,500	55%	25%	20%
Mr. Thorson	110,000	55%	25%	20%
Mr. Donohoe	71,500	55%	25%	20%
Mr. Rizzardi	60,500	55%	35%	10%

[1]The value of the surrendered RPS shares and the Pension Agreement were considered equivalent based on actuarial assumptions.

The Compensation Committee establishes corporate goals with the intent to balance current profitability with long-term stability of the Company and its future earnings potential. The 2022 corporate performance goals related to current year "profitability" included return on equity, return on assets and diluted earnings per share. The performance goals designed to maintain the long-term stability of the Company include "quality" and "control" components. The "quality" measures include loan portfolio quality measures (classified loans and other real estate owned, non-performing loans and other real estate owned, and net loan losses to average loans) and service quality measures (service quality of support departments and branches). The "control" measures include non-interest expense to revenues (efficiency ratio), the level of non-interest expenses, and internal audit results. By maintaining both current year "profitability" goals and longer-term "quality" and "control" goals, Management has a disincentive to maximize current earnings at the expense of longer-term results.

At the beginning of the year, the Compensation Committee's expectations for the 2022 operating environment included uncertain economic growth given the pandemic and relatively low interest rates. The Committee reserved the ability to exercise a certain degree of judgment in adjusting target goals based on the ultimate operating environment.

The Compensation Committee determined the 2022 operating environment was generally characterized as follows:

- The monetary policies of the Federal Open Market Committee (FOMC) shifted rapidly, resulting in significant increases in the federal funds rate unanticipated by the federal funds futures market in late-2021;
- An inverted Treasury yield curve signaled a likely recession;
- Inflation remained meaningfully above the FOMC target in spite of increases in the federal funds rate;
- Employment conditions remained solid, as defined by strong wage increases and low unemployment;
- The Federal Reserve reduced its holdings of bonds, reducing liquidity in the marketplace; and
- The banking industry began experiencing declining deposit volumes.

The Compensation Committee considered Management's response to the current operating environment including:

- maintaining meaningful levels of floating-rate assets which expanded the Company's net interest income;
- consistently applying conservative credit risk practices in the loan and bond portfolios;
- managing toward and maintaining a service-oriented depositor base, resulting in no increase in funding costs in spite of tightening FOMC policies;
- management maintained discipline in pricing loans for long-term financial results;
- management acquired a meaningful volume of fixed-rate investment grade bonds after intermediate-term interest rates increased in response to FOMC policies;
- maintaining a prudent liquidity position;
- management of human resources throughout the organization during a period of tight labor conditions;
- management maintained relatively low operating costs; and
- management prudently managed capital enabling the Company to continue providing increasing annual dividends per share to shareholders, and positioning the Company for growth opportunities.

The Compensation Committee exercised judgement by making adjustments to actual results to take into account the impact of the operating environment. Adjusted actual results against "target" performance goals were:

Profitability Goals:	Performance "Target"	Adjusted Actual Results
Return on average shareholders' equity	11.14%	11.72%
Return on average assets	1.20%	1.20%
Diluted earnings per share	$3.26	$3.26

<u>Quality Goals</u>:		
Classified loans and other real estate owned	$34 million	$18 million
Non-performing loans and other real estate owned	$5 million	$1 million
Net loan losses to average loans	0.22%	0.32%
Service quality	Improving	Improving
<u>Control Goals</u>:		
Non-interest expense to revenues (efficiency ratio)	46.1%	45.4%
Non-interest expenses	$100.9 million	$99.4 million
Below satisfactory internal audits	none	none

In reviewing the operating environment, Management's response to the operating environment, and adjusted results compared to "target" performance goals, the Compensation Committee determined corporate performance to be 116% of target goals.

As described above, divisional and individual goals are used in conjunction with corporate performance goals to determine cash bonus awards.

In addition to daily management responsibilities, Mr. Payne's individual goals included:

- managing the Company to achieve 2022 corporate performance financial targets approved by the Board of Directors, including return on equity, return on assets, earnings per share and operating expenses;
- achievement of satisfactory regulatory, financial and internal audit results;
- resumption of routine branch visits and outbound customer calls as pandemic risk diminished;
- management oversight of merchant services revenue unit and regulatory compliance function;
- conducting direct communications with institutional investors and analysts; and
- execution of an outbound calling program related to potential merger and acquisition opportunities.

Based on individual performance against these goals, the Committee exercised its discretion and assigned Mr. Payne a composite corporate and individual performance level of 94%.

In addition to routine on-going divisional responsibilities, Mr. Leavitt managed the Finance Division toward functional goals, which included:

- achievement of division level customer service standards;
- achievement of satisfactory regulatory examinations, external audits, and internal audits; and
- completion of significant systems conversion.

Based on the Finance Division's results, the Committee determined divisional performance to be 106%.

In addition to daily management responsibilities, Mr. Leavitt's individual goals included:

- completion of major facilities projects;
- creating efficiencies in accounting processing systems; and
- providing personnel training and development.

Based on individual performance against these goals, the Committee determined Mr. Leavitt's individual performance to be 119%. As a result Mr. Leavitt's composite corporate, divisional and individual performance level was 114%.

In addition to routine on-going divisional responsibilities, Mr. Thorson managed the Treasury Division toward functional goals, which included:

- manage the balance sheet to meet financial performance objectives while maintaining appropriate liquidity and interest rate risk;
- management of the investment securities portfolio including credit risk, liquidity, and risks derived from possible movements in interest rates;
- manage rates paid on depository products and to achieve the Company's low-cost funding objective;
- achieve Community Reinvestment Act investment goals;
- manage the Trust Department toward achieving fee growth goals, prudent investment portfolio management practices, and personnel development objectives; and
- satisfactory regulatory examinations, external audits, and internal audits.

Based on the Treasury Division's results, the Committee determined divisional performance to be 130%.

In addition to daily management responsibilities, Mr. Thorson's individual goals included:

- provide training, mentoring and development to targeted personnel;
- investor relations activities; and
- capital management for the Company and subsidiary bank.

Based on individual performance against these goals, the Committee determined Mr. Thorson's individual performance to be 150%. As a result, Mr. Thorson's composite corporate, divisional and individual performance level was 126%.

In addition to routine on-going divisional responsibilities, Mr. Donohoe managed the Operations & Systems Division toward functional goals, which included:

- achievement of divisional customer service quality standards;
- manage non-interest expense levels to budgeted goals;
- manage projects to lower forward operating expenses;
- satisfactory audit results; and
- completed divisional projects related to systems upgrades;

Based on the Operations & Systems Division's results, the Committee determined divisional performance to be 118%.

In addition to daily management responsibilities, Mr. Donohoe's individual goals included:

- staff development;
- develop strategies for negotiating expiring vendor contracts;
- develop enhancements to measure internal customer service;
- support operational improvements to internal control consciousness; and
- management of divisional compliance activities.

Based on individual performance against these goals, the Committee determined Mr. Donohoe's individual performance to be 138%. As a result, Mr. Donohoe's composite corporate, divisional and individual performance level was 121%.

In addition to routine on-going divisional responsibilities, Mr. Rizzardi managed the Credit Division toward functional goals, which included:

- achieve loan portfolio credit quality objectives;
- meet divisional service quality standards;

- satisfactory results from internal, third-party and regulatory examinations;
- manage divisional operating expenses to budgeted levels; and
- maintain consistency in loan underwriting standards.

Based on the Credit Division's results, the Committee determined divisional performance to be 96%.

In addition to daily management responsibilities, Mr. Rizzardi's individual goals included:

- update loan pricing matrix and loan manuals; and
- provide support to the Loan Review function.

Based on individual performance against these goals, the Committee determined Mr. Rizzardi's individual performance to be 96%. As a result, Mr. Rizzardi's composite corporate, divisional and individual performance level was 107%.

Based on the above described performance against objectives, the Committee determined cash incentive awards as follows:

	"Target" Cash Incentive	X	Composite Corporate Divisional and Individual Performance Level	=	Cash Incentive Award
Mr. Payne	$371,000		94%		$350,000
Mr. Leavitt	40,500		114%		46,200
Mr. Thorson	111,000		126%		138,500
Mr. Donohoe	71,500		121%		86,300
Mr. Rizzardi	60,500		107%		64,800

The size of stock grants is determined by corporate performance using stated formulas. The formulas used to determine "target" NQSO and RPS grant sizes adjust for changes in the underlying value of one share of Westamerica Bancorporation stock. For achievement of corporate performance in 2022, the following stock grants were awarded in January 2023:

	"Target" Nonqualified Stock Option Grant	X	Corporate Performance Level	=	Nonqualified Stock Option Award
Mr. Payne	–		116.0%		–
Mr. Leavitt	13,400		116.0%		15,500
Mr. Thorson	19,300		116.0%		22,400
Mr. Donohoe	16,700		116.0%		19,400
Mr. Rizzardi	15,600		116.0%		18,100

	"Target" RPS Grant	X	Corporate Performance Level	=	RPS Award
Mr. Payne	–		116.0%		–
Mr. Leavitt	500		116.0%		560
Mr. Thorson	2,000		116.0%		2,340
Mr. Donohoe	1,800		116.0%		2,040
Mr. Rizzardi	1,600		116.0%		1,900

The NQSO grants have an exercise price equal to the fair market value of Westamerica common stock on the grant date, vest over a three-year period beginning one year from the date of grant and expire on the tenth anniversary of the grant date.

RPS awards vest three years following the grant date, only if certain corporate performance objectives are achieved over the three-year period. In January 2023, the Compensation Committee evaluated whether the three-year corporate performance objectives were met for RPS awards granted in January 2020. The performance objectives for the RPS granted in January 2020 included:

- 3 year cumulative diluted earnings per share (EPS);
- 3 year average of annual return on average total assets (ROA);
- 3 year average of annual return on average subsidiary Bank shareholders' equity relative to industry average ROE (ROE differential);
- end of period non-performing assets (NPA); and
- efficiency ratio over 3 years.

The RPS would vest if any one of the following performance results were achieved:

- 4 of 5 objectives reaching "threshold" performance level;
- 3 of 5 objectives reaching "target" performance level; or
- 2 of 5 objectives reaching "outstanding" performance level.

The goals and achieved results were:

	Threshold	Target	Outstanding	Result
EPS	$8.28	$8.40	$8.64	Outstanding
ROA	1.25%	1.35%	1.40%	Threshold
ROE differential	1.00%	1.50%	1.85%	Below Threshold
NPA	$25 million	$15 million	$10 million	Outstanding
Efficiency Ratio	54.00%	50.00%	48.00%	Outstanding

With three of the goals achieving the "outstanding" performance, the Compensation Committee determined the RPS shares awarded in 2020 vested upon achievement of the three-year goals.

Nonqualified Deferred Compensation Programs. The Company maintains nonqualified deferred compensation programs to provide senior and mid-level executives the ability to defer compensation in excess of the annual limits imposed on the Company's 401(k) plan. The Company believes these tax deferral programs enhance loyalty and motivate retention of executives. These programs allow executives to defer cash pay and RPS shares upon vesting. The programs also allow Directors to defer Director fees.

- Cash pay deferred in the program accumulates in accounts in the names of the participating Directors and executives. The Company credits the balance of these accounts with interest using an interest rate that approximates the crediting rate on corporate-owned life insurance policies, under which Directors and executives are the named insured. Deferrals and interest credits represent general obligations of the Company.

- The common stock the Company issues to executives upon the vesting of RPS grants may be deferred into the program and deposited into a "Rabbi Trust." Since these shares are outstanding shares of the Company's common stock, the Company pays dividends on these shares at the same rate paid to all shareholders. The shares held in the "Rabbi Trust" are subject to claims by the Company's creditors.

Employment Contracts. None of the executives named in the accompanying tables have employment contracts with the Company.

Compensation in the Event of a Change in Control. The banking industry has significant merger and acquisition activity. To promote retention of senior executives, unvested NQSO and RPS grants contain a "change in control" provision, which trigger full vesting upon a change in control. The Compensation Committee determined these provisions were appropriate in order to retain executives to continue managing the Company after any "change in control" was announced through its ultimate consummation. Since none of the named executive officers have entered employment contracts with the Company, they serve in an "at-will" capacity and could terminate their employment at any time. The Compensation Committee felt it would be in the best interests of shareholders to have a retention mechanism in place to provide continuity of management during a "change in control" process. Further, the Committee expects the named executive officers would be terminated by an acquiring institution rather than retained in a similar functional capacity.

The Company also maintains a Severance Payment Plan covering all employees to promote employee retention. The Severance Payment Plan provides salary continuation benefits for employees in the event of a "change in control." The amount of salary continuation benefits is based on years of service and corporate title, but in no event exceeds the equivalent of one times annual salary. Messrs. Payne, Thorson, Donohoe and Rizzardi are eligible for one year's salary under the plan. Mr. Leavitt was eligible for the equivalent of 30-week's salary under the plan as of December 31, 2022.

Internal Revenue Code. Internal Revenue Code ("IRC") Section 162(m) places a limit on the amount of compensation that may be deducted by the Company in any year with respect to certain of the Company's highest-paid executives. Prior to enactment of the Tax Cuts and Jobs Act of 2017 (the "Act"), certain "performance-based compensation" was not counted toward this limit. The Act eliminated the "performance-based compensation" exemption as of November 2, 2017. The Company intends generally to qualify compensation paid to executive officers for deductibility under the IRC but reserves the right to pay compensation that is not deductible.

Employee Benefits and Compensation Committee Report

We, the Compensation Committee of the Board of Directors of the Company, have reviewed and discussed the Compensation Discussion and Analysis with Management. Based on that review and discussion, we have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this Proxy Statement and the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Submitted by the Employee Benefits and Compensation Committee

Ronald A. Nelson, Chair
Catherine Cope MacMillan
Melanie Martella Chiesa
Inez Wondeh

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current or former officer or employee of the Company or any of its subsidiaries, or entered into (or agreed to enter into) any transaction or series of transactions with the Company or any of its subsidiaries with a value in excess of $120,000. None of the executive officers of the Company has served on the Board of Directors or on the Compensation Committee of any other entity, where one of that entity's executive officers served either on the Board of Directors or on the Compensation Committee of the Company.

Summary Compensation

The following table sets forth summary compensation information for the chief executive officer, chief financial officer and each of the other three most highly compensated executive officers for the fiscal years ending December 31, 2022, 2021, and 2020. These persons are referred to as named executive officers elsewhere in this Proxy Statement.

Summary Compensation Table For Fiscal Year 2022

Name / Position	Year	Salary	Stock Awards[1]	Option Awards[2]	Non-Stock Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	TOTAL
David L. Payne	2022	$371,000	$-	$-	$350,000	$-	$29,021	$750,021
Chairman,	2021	371,000	-	-	350,000	-	29,563	750,563
President & CEO	2020	371,000	-	-	300,000	-	27,807	698,807
Jesse Leavitt	2022	135,000	31,010	113,760	46,200	-	19,596	345,566
SVP & Chief	2021	135,000	30,252	92,250	45,100	-	18,273	320,875
Financial Officer	2020	135,000	-	-	43,500	-	9,252	187,752
John "Robert" A. Thorson	2022	149,000	127,552	162,740	138,500	71,350	34,218	683,360
SVP & Treasury	2021	149,000	123,864	130,500	136,600	66,657	32,511	639,132
Division Manager	2020	149,000	129,500	171,936	134,000	79,609	31,469	695,514
Russell W. Rizzardi	2022	120,960	103,563	131,930	64,800	-	12,172	433,425
SVP & Credit Administrator	2021	120,960	100,461	105,750	66,000	-	10,939	404,110
Division Manager	2020	120,960	104,928	138,240	64,400	-	10,455	438,983
Brian Donohoe	2022	130,008	111,169	142,990	86,300	-	39,862	510,329
SVP & Operations & Systems	2021	130,008	108,452	113,250	87,100	-	37,375	476,185
Division Manager	2020	130,008	83,677	106,272	86,000	-	29,422	435,379

(1) Stock Awards represent RPS shares as described in the Compensation Discussion & Analysis. The amounts shown represent the aggregate grant date fair market value computed in accordance with FASB ASC Topic 718. For further information, see Note 1 to the Company's audited financial statements for the year ended December 31, 2022 included in the Company's Annual Report on Form 10-K.

(2) Option awards represent Nonqualified Stock Options as described in the Compensation Discussion & Analysis. The amounts shown represent the aggregate grant date fair market value computed in accordance with FASB ASC Topic 718. For further information, see Note 1 to the Company's audited financial statements for the year ended December 31, 2022 included in the Company's Annual Report on Form 10-K.

(3) The amounts shown are non-equity incentive compensation only. No interest or other form of earnings was paid on the compensation.

(4) The amounts include interest paid on deferred cash compensation to the extent the interest exceeds 120% of the long-term Applicable Federal Rates with compounding. The Company has no defined benefit pension plan. Mr. Payne has a pension agreement, which is discussed under "Pension Benefits for Fiscal Year 2022."

(5) Each of the above-named executive officers received less than $10,000 of aggregate perquisites and personal benefits, except for Mr. Donohoe who received a car allowance of $12,500. All other compensation includes Company contributions to defined contribution plans (ESOP and Deferred Profit Sharing), and amounts added to taxable wages using IRS tables for the cost of providing group term life insurance coverage that is more than the cost of $50,000 of coverage. It also includes the dollar value of the benefit to Mr. Payne for the portion of the premium payable by the Company with respect to a split dollar life insurance policy (projected on an actuarial basis), and a bonus paid to Mr. Payne in the amount of his portion of the split dollar life insurance premium.

Based on the compensation disclosed in the Summary Compensation Table, approximately 33% of total compensation comes from base salaries. See Compensation Discussion and Analysis for more details.

Pay Versus Performance

The following table discloses executive compensation and financial performance measures for the three most recently completed fiscal years. Financial performance measures include the total shareholder return (TSR) for Westamerica

Bancorporation common stock and for that of our designated peer group, the NASDAQ Bank Index (CBNK), and Westamerica Bancorporation's return on average equity.

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table (SCT) Total for PEO[(1)]	Compensation Actually Paid to PEO[(1)]	Average SCT Total for Non-PEO NEOs[(2)]	Average Compensation Actually Paid to Non-PEO NEOs[(2)]	Total Shareholder Return (TSR)	Peer Group (CBNK) TSR	Net Income	Return on Equity
2022	$750,021	$750,021	$493,170	$572,347	$94.77	$110.51	$122,034,000	15.2%
2021	750,563	750,563	460,076	529,815	90.13	132.10	86,509,000	11.5%
2020	698,807	698,807	439,407	258,947	83.91	92.48	80,413,000	11.3%

(1) David Payne is the named PEO whose compensation is disclosed for the years 2022, 2021 and 2020.
(2) Jesse Leavitt, John "Robert" A. Thorson, Russell W. Rizzardi and Brian Donohoe are the non-PEO NEOs whose average compensation is disclosed for the years 2022, 2021 and 2020.

Year	Reported SCT Total for Non-PEO NEOs	Reported SCT Value of Equity Awards for Non-PEO NEOs	Equity Award Adjustments	Reported SCT Change in the Actuarial Present Value of Pension Benefits for Non-PEO NEOs	Pension Benefit Adjustments	Compensation Actually Paid to Non-PEO NEOs
2022	$493,170	($231,179)	$310,356	$-	$-	$572,347
2021	460,076	(201,195)	270,934	-	-	529,815
2020	439,407	(183,638)	3,178	-	-	258,947

Year	Year end fair value of equity awards granted during the year	Year over year change in fair value of outstanding and unvested equity awards	Fair value as of vesting date of equity awards granted and vested in the year	Year over year change of equity awards granted in prior years that vested in the year	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year	Value of dividends or other earnings paid on stock or option awards not otherwise reflected in fair value or total compensation	Total equity award adjustments
2022	$276,997	$28,935	$-	$4,424	$-	$-	$310,356
2021	207,677	49,934	-	13,323	-	-	270,934
2020	115,495	(102,923)	-	(9,394)	-	-	3,178

The executive compensation actually paid differs from the compensation provided in the Summary Compensation Table due solely to changes in the value of RPSs and NQSOs between the grant date and the end of each fiscal year or vesting date. The change in the value of the NQSOs and RPSs is based on TSR excluding dividends as dividends are not paid on NQSOs or RPSs prior to vesting.

As described in the Compensation Discussion and Analysis, the financial performance measures used to determine executive compensation levels include return on average equity, return on average assets, diluted earnings per share, levels of non-performing assets, and the efficiency ratio (operating expenses as a percentage of total revenues). The banking industry's financial results and performance measures are heavily influenced by economic cycles and changing interest rates. Westamerica Bancorporation management applies long-term strategies and business practices to consistently maintain a conservative credit risk position and control operating expenses with the objective of generating financial results with less volatility relative to peers.

Financial Performance Measures
- Return on Average Equity
- Return on Average Assets
- Diluted Earnings Per Share
- Levels of Non-Performing Assets
- Efficiency Ratio (Operating Expenses as a Percentage of Total Revenues)

Pay Ratio Disclosure

SEC rules require annual disclosure of the ratio of the Company's median employee's annual total compensation to the total annual compensation of the principal executive officer ("PEO"). The Company's PEO is Mr. Payne.

Median Employee total annual compensation	$37,448
Mr. Payne total annual compensation	750,021
Ratio of PEO to Median Employee Compensation	20.03:1.0

In determining the median employee total annual compensation, the Company prepared a census of all employees as of December 31, 2022, except the PEO, with compensation annualized for those employees hired in 2022. For simplicity, the value of benefits provided by the Company's qualified retirement plans and welfare benefit plans were excluded from the determination of total annual compensation as all employees are offered the same benefit programs.

[The remainder of this page intentionally left blank]

Grants of Plan-Based Awards Table For Fiscal Year 2022

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[(1)]	All Other Stock Awards: Number of Securities Underlying Options[(2)]	Exercise or Base Price of Option Awards ($/Share)[(2)]	Grant Date Fair Value[(3)]
		Threshold	Target	Maximum				
David L. Payne	1/27/22	$-	$371,000	$556,500	-	-	$-	$-
	1/27/22	-	-	-	-	-	-	-
	1/27/22	-	-	-	-	-	-	-
Jesse Leavitt	1/27/22	-	$40,500	$60,750	-	-	-	-
	1/27/22	-	-	-	530	-	-	31,010
	1/27/22	-	-	-	-	14,400	58.51	113,760
John "Robert" A. Thorson	1/27/22	-	$111,000	$166,500	-	-	-	-
	1/27/22	-	-	-	2,180	-	-	127,552
	1/27/22	-	-	-	-	20,600	58.51	162,740
Brian Donohoe	1/27/22	-	$71,500	$107,250	-	-	-	-
	1/27/22	-	-	-	1,900	-	-	111,169
	1/27/22	-	-	-	-	18,100	58.51	142,990
Russell W. Rizzardi	1/27/22	-	$60,500	$90,750	-	-	-	-
	1/27/22	-	-	-	1,770	-	-	103,563
	1/27/22	-	-	-	-	16,700	58.51	131,930

(1) Includes RPS grants. There is no dollar amount of consideration paid by any executive officer on the grant or vesting date of an award.
The material terms of the RPS grants are as follows:
- The performance and vesting period is three years;
- Multiple three-year performance goals are established by the Compensation Committee for each grant;
- The Compensation Committee may revise the goals upon significant events;
- Accelerated vesting occurs upon a “change in control;” and
- No dividends are paid or accrued prior to settlement or deferral delivery of shares which takes place approximately two months after vesting.

(2) Includes NQSO grants with an exercise price of not less than 100% of fair market value as of the date of grant.
The material terms of the NQSO’s listed in the table are as follows:
- Options vest ratably over three years beginning one year from date of grant;
- Options expire 10 years following grant date;
- Exercise price is 100% of fair market value as defined in the 2019 Omnibus Plan;
- Dividends are not paid on unexercised options;
- Vesting ceases upon termination of employment, whatever the reason, except if vesting is accelerated as described below;
- Vested options may be exercised within 90 days of termination of employment and within one year upon death or disability; and
- Accelerated vesting occurs upon a “change in control.”

(3) The amounts shown for NQSOs and RPS awards represent the aggregate grant date fair market value.

[The remainder of this page intentionally left blank]

Outstanding Equity Awards Table at Fiscal Year End 2022

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[(1)]	Number of Securities Underlying Unexercised Options (#) Unexercisable[(1)]	Option Exercise Price ($)[(1)]	Option Expiration Date[(1)]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(2)]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) valued at 12/31/22[(2)]
David L. Payne	-	-	$-	-	-	$-
Jesse Leavitt	4,100	8,200	57.080	1/28/2031	1,060	62,551
	-	14,400	58.510	1/27/2032	-	-
John "Robert" A. Thorson	7,233	-	57.178	1/26/2027	-	-
	21,100	-	62.155	1/25/2028	-	-
	21,200	-	62.673	1/24/2029	-	-
	13,267	6,633	66.410	1/23/2030	6,300	371,763
	5,800	11,600	57.080	1/28/2031	-	-
	-	20,600	58.510	1/27/2032	-	-
Brian Donohoe	5,900	-	57.178	1/26/2027	-	-
	5,500	-	62.155	1/25/2028	-	-
	5,400	1,800	62.673	1/24/2029	-	-
	8,200	4,100	66.410	1/22/2030	5,060	298,591
	5,034	10,066	57.080	1/28/2031	-	-
	-	18,100	58.510	1/27/2032	-	-
Russell W. Rizzardi	13,095	-	62.673	1/24/2029	-	-
	10,667	5,333	66.410	1/23/2030	5,110	301,541
	4,700	9,400	57.080	1/28/2031	-	-
	-	16,700	58.510	1/27/2032	-	-

(1) Option Awards vest ratably over three years beginning one year from date of grant. Options expiring in 2029 fully vested in January 2022. Options expiring in 2030 fully vest in January 2023. Options expiring in 2031 fully vest in January 2024. Options expiring in 2032 fully vest in January 2025.

(2) RPS shares fully vest three years from date of grant if performance goals are met. RPS grants vest as follows: Messrs. Thorson - 1,950 vest in January 2023, 2,170 vest in January 2024, and 2,180 vest in January 2025; Rizzardi - 1,580 shares vest in January 2023, 1,760 vest in January 2024, and 1,770 vest in January 2025; Donohoe - 1,260 shares vest in January 2023, 1,900 vest in January 2024, and 1,900 vest in January 2025; Leavitt - 530 shares vest in January 2024 and 530 shares vest in 2025. Vesting may occur on a pro-rated basis for employees separating from service due to retirement.

Option Exercises And Stock Vested Table For Fiscal Year 2022

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise($)	Number of Shares Acquired on Vesting	Value Realized on Vesting($)[(1)]
David L. Payne	-	$-	-	$-
Jesse Leavitt	-	-	-	-
John "Robert" A. Thorson	-	-	1,990	116,723
Brian Donohoe	-	-	-	-
Russell W. Rizzardi	-	-	1,620	95,021

(1) Amounts represent value upon vesting of RPS shares.

Pension Benefits For Fiscal Year 2022

Name	Plan Name	Present Value of Accumulated Benefit	Payments during Last Fiscal Year
David L. Payne	Non-Qualified Pension Agreement	$2,967,725	$511,950

During 1997, the Company entered into a nonqualified pension agreement with Mr. Payne in consideration of Mr. Payne's agreement that RPS awards granted in 1995, 1996 and 1997 would be cancelled.

In January 2001, the Compensation Committee, based on the Company's achievement of certain performance goals which had first been established for Mr. Payne's 1995, 1996 and 1997 RPS awards, determined Mr. Payne's annual pension would be $511,950. The pension commenced in 2010 and will be paid to Mr. Payne for 20 years.

The discount rate used to determine the present value is 5.37%. The obligation is an unfunded general obligation of the Company.

Nonqualified Deferred Compensation Table For Fiscal Year 2022

Name	Executive Contributions in Last Fiscal Year(1)	Aggregate Earnings in Last Fiscal Year(2)	Aggregate Withdrawls/ Distributions(3)	Aggregate Balance at Last Fiscal Year End(4)
David L. Payne	$-	$-	$-	$-
Jesse Leavitt	-	-	-	-
John "Robert" A. Thorson	-	127,867	-	2,624,464
Brian Donohoe	-	-	-	-
Russell W. Rizzardi	-	-	-	-

(1) No RPS shares were deferred upon vesting in 2022.
(2) Includes interest earned on deferred cash compensation included in the Summary Compensation Table of $71,350.
(3) No dividends were paid on deferred RPS shares in 2022.
(4) Aggregate balance of deferred compensation reported as compensation prior to 2022 was $2,496,597.

Under the Westamerica Bancorporation and Subsidiaries Deferred Compensation Plan (the "Deferred Compensation Plan"), Directors and Officers may defer up to 100% of their compensation, salary and/or non-equity incentive compensation (cash bonus) into a non-qualified, unfunded deferred compensation program. The interest rate credited during 2022 was 5.0%. The interest rate may be changed annually. Interest is compounded semi-monthly. Participants choose in advance from the following distribution commencement dates: termination of employment, January 1 following termination of employment, or a specific date at least five years from date of deferral. Payment is made in a lump sum unless the participant chooses a four year, five year or ten year annual installment.

Under the Westamerica Bancorporation Deferral Plan, 100% of vested RPS grants may be deferred. Dividends paid on such issued and outstanding shares are paid in cash to the deferral participants, and are paid at the same rate as is paid to all other shareholders. The distribution of deferred RPS shares occurs at least two years after deferral, one month following termination, or the January immediately following termination as elected by the participant at the time of deferral. If the participant is one of the named executive officers, benefit distributions that are made upon termination of employment may not start earlier than six months after the date of termination.

Potential Payments Upon Termination or Change in Control
Payments to be made to the named executive officers in the event of termination of employment or change in control are described below.

Termination. Vested NQSOs may be exercised within 90 days of termination and within one year of death or disability. RPS shares vest if the Compensation Committee determines performance goals are met. Terminated employees will receive vested RPS shares if the settlement date of the RPS grant occurs within 90 days of termination. Employees separating from service due to death, disability or retirement are eligible to receive a pro rata portion of granted RPS shares if the Compensation Committee determines that the performance goals are likely to be met for the grant period. The pro rata basis is determined by the number of full years of the vesting period completed before date of death, disability or retirement.

Deferred compensation account balances are distributed on January 1 following termination, or a specific date at least five years from the date of deferral in the form of annual payments over four years. Payment may also be made in a lump sum or in annual payments for five or 10 years as elected by the participant at the time of deferral. If the participant is one of the named executive officers, benefit distributions that are made upon termination of employment may not start earlier than six months after the date of termination.

Change in Control. A change in control is defined under the 2012 Amended Plan as shareholder approval of a dissolution or liquidation of the Company or a sale of substantially all of the Company's assets to another company, or a tender offer for 5% or more of the Company's outstanding common stock or a merger in which the Company's shareholders before the merger hold less than 50% of the voting power of the surviving company after the merger.

Under the 2019 Plan, a change in control occurs when (i) a person or entity becomes the beneficial owner of more than 50% of voting power of the Company; (ii) there is an unapproved change in the majority membership of the Board of Directors; (iii) a merger of the Company or any of its subsidiaries is completed, other than (A) a merger that results in the Company's voting securities continuing to represent 50% or more of the combined voting power of the surviving entity and the Board of Directors immediately prior to the merger or consolidation continuing to represent at least a majority of the Board of Directors of the surviving entity or (B) a merger or consolidation effected to implement a recapitalization in which no person is or becomes the owner of voting securities representing more than 50% of the combined voting power of the Company; or (iv) shareholders approve of a plan of liquidation or dissolution.

In the event of a change in control, unvested NQSOs and RPS shares immediately vest. The value of NQSOs is computed by multiplying the difference between the market value on December 31, 2022 and the exercise price of each option by the number of options subject to accelerated vesting. The value of NQSOs subject to accelerated vesting for each of the named executive officers is as follows: Messrs. Payne: $0; Thorson: $32,688; Donohoe: $28,477; Rizzardi: $26,492; and Leavitt: $23,026. The value of RPS shares is computed by multiplying the market price at December 31, 2022 by the number of shares. The value of RPS shares subject to accelerated vesting for each of the named executive officers is as follows: Messrs. Payne: $0; Thorson: $371,763; Donohoe: $298,591; Rizzardi: $301,541; and Leavitt: $62,551.

Under the Company's Severance Payment Plan, executive officers receive six week's pay for every year or partial year of service up to one year's base salary (see Summary Compensation Table for Fiscal Year 2022 for annual base salary for all named executive officers). Messrs. Payne, Thorson, Donohoe and Rizzardi are eligible for one

year's salary under the plan. Mr. Leavitt was eligible for 30-week's pay under the plan at December 31, 2022. Severance pay is paid in a lump sum or on a semi-monthly basis at the discretion of the Company. The Severance Payment Plan is subject to Section 409A of the Internal Revenue Code.

Certain Relationships and Related Party Transactions

In accordance with the Audit Committee Charter, the Audit Committee is responsible for reviewing and approving or disapproving all related party transactions required to be disclosed by Item 404 of Regulation S-K for potential conflicts of interest. The Company is also required by NASDAQ Rule 5250(b)(3) to disclose all agreements and arrangements between any director or nominee for director, and any person or entity other than the Company relating to compensation or other payment in connection with such person's candidacy or service as a director of the Company. The Company is not aware of any such agreements. Additionally, the Company's Code of Conduct and Ethics provides rules that restrict transactions with affiliated persons.

Certain of the Directors, executive officers and their associates have had banking transactions with subsidiaries of the Company in the ordinary course of business. With the exception of the Company's Employee Loan Program, all outstanding loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Company, did not involve more than a normal risk of collectability, and did not present other favorable features. As part of the Employee Loan Program, all employees, including executive officers, were eligible to receive mortgage loans with interest rates one percent (1%) below Westamerica Bank's prevailing interest rate at the time of loan origination. Westamerica Bank made all loans to executive officers under the Employee Loan Program in compliance with the applicable restrictions of Section 22(h) of the Federal Reserve Act. Messrs. Payne and Thorson have mortgage loans through this Program. The largest aggregate amount of principal during 2022 was $287,693 and $165,814, respectively. The principal amount outstanding at December 31, 2022 was $266,085 and $133,489, respectively. The amount of principal paid during 2022 was $21,608 and $32,326, respectively. The amount of interest paid during 2022 was $7,117 and $2,892, respectively. The rate of interest payable on the loans is 3.75% and 3.875%, respectively.

PROPOSAL 2 – APPROVE A NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

SEC rules requires the Company to permit shareholders a non-binding advisory vote on the executive compensation paid to the executive officers listed in the Summary Compensation Table (a so-called "say on pay" vote) as well as an advisory vote with respect to whether future say on pay votes will be held every one, two or three years. The result of the most recent shareholder vote on the proposal to determine the frequency of future say on pay proposals was that shareholders should review executive compensation annually. Therefore, Proposal 2 requests that shareholders again approve the compensation paid to our named executive officers.

Last year 90.7% of the shares voting on this proposal voted to support the Company's executive compensation strategy.

We believe that our compensation policies and procedures are centered on a pay-for-performance culture and are strongly aligned with the long-term interests of our shareholders. Our incentive compensation plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and restricted performance shares. The Summary Compensation Table shows very stable base salaries indicative of our greater emphasis on performance-based stock and non-stock awards. Our RPS and option awards are based on a minimum

achievement of meeting the "threshold" level for each pre-established objective. Vesting of our RPS award is conditioned upon the achievement of performance criteria. Both awards have a three-year vesting period. Our annual incentive plan incorporates at least four financial and/or strategic performance metrics in order to properly balance risk with the incentives to drive our key annual financial and/or strategic initiatives; in addition, the annual incentive program incorporates a 150% maximum payout to further manage risk and the possibility of excessive payments.

Consistent with our pay-for-performance philosophy, the 2019 Plan and the 2012 Amended Plan, which were approved by shareholders, include the following features:

- disallow re-pricing stock options for poor stock performance;
- limits the number of shares that may be awarded; and
- includes a clawback provision.

Vote Required. The "say on pay" proposal gives you as a shareholder the opportunity to endorse or not endorse our executive pay program through the following resolution:

> "Resolved, that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, which disclosure includes the compensation discussion and analysis, the compensation tables and any related footnotes and narratives in the Company's proxy statement for the Annual Meeting of Shareholders."

Because your vote is advisory, it will not be binding on the Board or create or imply any additional fiduciary duty by the Board. However, the Compensation Committee may take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT

PROPOSAL 3 – APPROVE A NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Background

In addition to the non-binding advisory vote on executive compensation, the Dodd-Frank Act required the Securities and Exchange Commission to amend its rules to require that a non-binding advisory proposal be submitted to shareholders once every six years that would determine the frequency of the advisory vote on the compensation paid to the Corporation's named executive officers as seen in Proposal 2 above.

After careful consideration of this proposal, our Board has determined that continuing an advisory vote on executive compensation annually is most appropriate for the Company, and therefore our Board recommends that you vote for a one-year interval for the advisory vote on executive compensation.

In formulation of its recommendation, our Board considered that an advisory vote on executive compensation every year will allow our shareholders to provide us with their direct input on our compensation philosophy, policies and

practices and disclosed in the proxy statement every year. Setting a one year period for holding this shareholder vote will enhance shareholder communication by providing a clear, simple means for the Company to obtain information on investor sentiment about our executive compensation philosophy.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote.

The choice of frequency that receives the highest number of votes will be considered the advisory vote of the shareholders. Abstentions and broker non-votes will not count as votes cast for any frequency choice, and will have no direct effect on the outcome of this proposal. A signed, uninstructed proxy will be voted for "EVERY ONE YEAR". However, because this vote is advisory and not binding on the Board in any way, the Board may decide that it is in the best interest of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by shareholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR "EVERY ONE YEAR"

PROPOSAL 4 – RATIFY SELECTION OF INDEPENDENT AUDITOR

Ratify Selection of Independent Auditor. At the Annual Meeting, shareholders will be asked to ratify the Audit Committee's selection of Crowe LLP to serve as the Company's independent auditors for the fiscal year ending December 31, 2023. If the proposal is approved, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders. If the proposal to ratify the selection of Crowe LLP as the Company's independent auditors is rejected by the shareholders, then the Audit Committee will reconsider its choice of independent auditors. A representative of Crowe LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Audit Fees. The aggregate fees billed to the Company by Crowe LLP with respect to services performed for fiscal 2022 and 2021 are as follows:

	2022	2021
Audit fees(1)	$605,733	$585,000
Audit related fees(2)	43,500	38,300
Tax fees(3)	47,900	45,723
All other fees(4)	-	-
Total	$697,133	$669,023

(1) Audit fees consisted of fees billed by Crowe LLP for professional services rendered for the audit of the Company's consolidated financial statements, reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q, and the audit of the Company's internal controls over financial reporting. The audit fees also relate to services such as consents and audits of mortgage banking subsidiaries.
(2) Audit-related fees consisted of fees billed by Crowe LLP for audits of certain employee benefits plans.
(3) Tax fees consisted of fees billed by Crowe LLP for the compilation and review of the Company's tax returns.

Preapproval Policies and Procedures. The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of any public accounting firm engaged by the Company for the purpose of

preparing or issuing an audit report or performing other audit, review or attest services for the Company. Any accounting firm appointed by the Company reports directly to the Audit Committee.

The Audit Committee must preapprove all auditing services and permitted non-audit services by its independent auditors and the fees to be paid by the Company for these services, except for those fees qualifying for the “de minimis exception” which provides that the preapproval requirement for certain non-audit services may be waived if certain express standards and requirements are satisfied prior to completion of the audit under certain conditions. This exception requires that the aggregate amount of all such services provided constitutes no more than five percent of the total amount of revenue paid to the audit firm by the Company during the fiscal year in which the services are provided. This exception also requires that at the time of the engagement, the Company did not recognize such services to be non-audit services, and such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee. During fiscal year 2022, there were no non-audit services that were provided using this exception.

The Audit Committee may delegate to one or more members of the Audit Committee the authority to grant preapprovals of non-audit services and fees. In such event, the decisions of the member or members of the Committee regarding preapprovals are presented to the full Audit Committee at its next meeting. The Audit Committee preapproved 100% of all services performed for the Company by Crowe LLP during fiscal year 2022.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF THE SELECTION OF CROWE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDIT COMMITTEE REPORT

The material in this report is not soliciting material and is not deemed filed with the SEC. It is not incorporated by reference in any of the Company’s filings under the Securities Act of 1933 or the Exchange Act, whether made in the past or in the future even if any of those filings contain any general incorporation language.

The Audit Committee is composed of six Directors who are neither officers nor employees of the Company, and who meet the NASDAQ independence requirements for Audit Committee members. The Audit Committee selects, appoints and retains the Company’s independent auditors and is responsible for their compensation and oversight.

In performing its functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company’s management, which has the primary responsibility for financial statements and reports, and of the independent auditors. The auditors express an opinion on the conformity of the Company’s annual financial statements to United States generally accepted accounting principles and on internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements for the fiscal year 2022 and discussed them with Management and with Crowe LLP, the Corporation’s independent registered public accountants.

Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles. Management also represented that it performed an assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, and that internal control over financial reporting was effective. The independent auditor discussed with the Audit

Committee matters required to be discussed by Auditing Standard of the Public Accounting Oversight Board (PCAOB), including certain matters related to the conduct of an audit and to obtain certain information from the Audit Committee relevant to the audit.

The auditors also provided to the Audit Committee the written disclosures and the letter from the independent auditors required by PCAOB standards. The Audit Committee discussed with auditors the firm's independence.

Based on the Audit Committee's discussion with Management and the independent auditors, the Audit Committee's review of the representations of Management and the Report of the Independent Auditors to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

Submitted by the Audit Committee
Michele Hassid, Chair
E. Joseph Bowler
Catherine C. MacMillan
Ronald Nelson
Inez Wondeh

SHAREHOLDER PROPOSAL GUIDELINES

To be considered for inclusion in the Company's Proxy Statement and form of proxy for next year's Annual Meeting, shareholder proposals must be delivered to the Corporate Secretary, Westamerica Bancorporation A-2M, P.O. Box 1200, Suisun City, CA 94585, no later than 5:00 p.m. on November 17, 2023. However, if the date of next year's Annual Meeting is changed by more than 30 days from the date of this year's meeting, the notice must be received by the Corporate Secretary a reasonable time before we begin to produce and distribute our Proxy Statement. All such proposals must meet the requirements of Rule 14a-8 under the Exchange Act.

In order for business, other than a shareholder proposal submitted for the Company's Proxy Statement, to be properly brought before next year's Annual Meeting by a shareholder, the shareholder must give timely written notice to the Corporate Secretary. To be timely, written notice must be received by the Corporate Secretary at least 45 days before the anniversary of the day our Proxy Statement was mailed to shareholders in connection with the previous year's Annual Meeting, which will be January 31, 2024, for the 2024 Annual Meeting. If the date of the Annual Meeting is changed by more than 30 days, the deadline is a reasonable time before we begin to produce and distribute our Proxy Statement. A shareholder's notice must set forth a brief description of the proposed business, the name and residence address of the shareholder, the number of shares of the Company's common stock that the shareholder owns and any material interest the shareholder has in the proposed business. The Company will have discretionary voting authority with respect to any non-Rule 14a-8 proposals for the next annual shareholders meeting that are not received by January 31, 2024.

The requirements and process for shareholder nominations of director candidates are described under the heading "Nominating Directors" on page 13.

The Company reserves the right to reject, to rule out of order, or to take other appropriate action with respect to any proposal that does not comply with these and other applicable legal requirements.

SHAREHOLDER COMMUNICATION TO BOARD OF DIRECTORS

Shareholders and other interested parties who wish to communicate with the Board may do so by writing to: Kris Irvine, VP/Corporate Secretary, Westamerica Bancorporation A-2M, P.O. Box 1200, Suisun City, CA 94585. The Directors have established procedures for the handling of communications from shareholders and other interested parties and have directed the Corporate Secretary to act as their agent in processing any communications received. All communications that relate to matters that are within the responsibility of one of the Board Committees are to be forwarded to the Chair of the appropriate Committee. Communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities, such as customer complaints, are to be sent to Management. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any Director who wishes to review them.

OTHER MATTERS

The Board of Directors does not know of any matters to be presented at the Annual Meeting other than those specifically referred to in this Proxy Statement. If any other matters should properly come before the meeting or any postponement or adjournment of the meeting, the persons named in the enclosed proxy intend to vote thereon in accordance with their best business judgment. If a nominee for Director becomes unavailable to serve as a Director, the Proxies will vote for any substitute nominated by the Board of Directors.

The Company will pay the cost of proxy solicitation. The Company has retained the services of Georgeson to assist in the proxy distribution at a cost not to exceed $2,000 plus reasonable out-of-pocket expenses. The Company will reimburse banks, brokers and others holding stock in their names or names of nominees or otherwise, for reasonable out-of-pocket expenses incurred in sending proxies and proxy materials to the holders of such stock.

BY ORDER OF THE BOARD OF DIRECTORS

Kris Irvine
VP/Corporate Secretary

March 17, 2023
Fairfield, California

EXHIBIT A
Westamerica Bancorporation
Employee Benefits/Compensation Committee Charter – Reaffirmed January 25, 2023

Purpose

The Employee Benefits Committee (the "Committee") is appointed by the Board of Directors (the "Board") to discharge the Board's responsibilities relating to compensation of the Westamerica Bancorporation (the "Company") Chief Executive Officer (the "CEO") and the Company's other Executive Officers**,** as defined by Rule 3b-7 of the Securities Exchange Act of 1934 as amended (the "Exchange Act") (collectively, including the CEO, the "Executive Officers"). The Committee has overall responsibility for approving and evaluating all compensation plans, policies and procedures of the Company as they affect the Executive Officers.

Committee Membership

The Committee shall consist of no fewer than three members. The members of the Committee shall meet the independence requirements of the Nasdaq Stock Market. At least two members of the Committee also shall qualify as "outside" directors within the meaning of Internal Revenue Code Section 162(m) and as "non-employee" directors within the meaning of Rule 16b-3 under the Exchange Act. The members of the Committee shall be appointed by the Board. One member of the Committee shall be appointed as Committee Chair by the Board. Committee members may be replaced by the Board.

Meetings

The Committee shall meet as often as necessary to carry out its responsibilities, meeting no less than four times each year. The Committee Chair shall preside at each meeting. In the event the Committee Chair is not present at a meeting, the Committee Chair shall designate a member to act as chair of such meeting.

Committee Responsibilities and Authority

1. The Committee shall, at least annually, review and approve the annual base salaries and annual incentive opportunities of the Executive Officers. The CEO shall not be present during any Committee deliberations or voting with respect to their compensation.

2. The Committee shall, periodically and as and when appropriate, review and approve the following as they affect the Executive Officers: (a) all other incentive awards and opportunities, including both cash-based and equity-based awards and opportunities; (b) any employment agreements and severance arrangements; (c) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits; and (d) any special or supplemental compensation and benefits for the Executive Officers and individuals who formerly served as Executive Officers, including supplemental retirement benefits and the perquisites provided to them during and after employment.

3. The Committee shall review and discuss the Compensation Discussion and Analysis (the "CD&A") required to be included in the Company's proxy statement and annual report on Form 10-K by the rules and regulations of the Securities and Exchange Commission (the "SEC") with management and, based on such review and discussion, determine whether or not to recommend to the Board that the CD&A be so included.

4. The Committee shall produce the annual Compensation Committees Report for inclusion in the Company's proxy statement in compliance with the rules and regulations promulgated by the SEC.

5. The Committee shall monitor the Company's compliance with the requirements under the Sarbanes-Oxley Act of 2002 relating to loans to directors and officers, and with all other applicable laws affecting employee compensation and benefits.

6. The Committee shall oversee the Company's compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and the frequency of such votes, and the requirement under the Nasdaq rules that, with limited exceptions, shareholders approve equity compensation plans.

7. The Committee shall receive periodic reports on the Company's compensation programs as they affect all employees.

8. The Committee shall make regular reports to the Board.

9. The Committee shall have the authority, in its sole discretion, to retain and terminate or obtain the advice of any adviser to assist it in performance of its duties, but only after taking into consideration factors relevant to the adviser's independence from management specified in Nasdaq Listing Rule 5605(d)(3). The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any adviser retained by the Committee and shall have sole authority to approve the adviser's fees and the other terms and conditions of the adviser's retention. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any adviser retained by the Committee.

10. The Committee may form and delegate authority to subcommittees as it deems appropriate.

11. The Committee will annually review and reassess this Charter.

[This page intentionally left blank]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____________ to_____________.

Commission File Number: 001-09383

WESTAMERICA BANCORPORATION

(Exact name of the registrant as specified in its charter)

CALIFORNIA	**94-2156203**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1108 FIFTH AVENUE, SAN RAFAEL, CALIFORNIA 94901
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: (707) 863-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	WABC	The Nasdaq Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) YES ☑ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2022 as reported on the NASDAQ Global Select Market, was $860,255,341.78. Shares of Common Stock held by each executive officer and director and by each person who owns 10% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares outstanding of each of the registrant's classes of common stock, as of the close of business on February 15, 2023: 26,912,772 Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement relating to registrant's 2023 Annual Meeting of Shareholders, are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III to the extent described therein.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Report on Form 10-K contains forward-looking statements about Westamerica Bancorporation for which it claims the protection of the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, future credit quality and performance, the appropriateness of the allowance for credit losses, loan growth or reduction, mitigation of risk in the Company's loan and investment securities portfolios, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of plans, objectives and expectations of the Company or its management or board of directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "estimates", "intends", "targeted", "projected", "forecast", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

These forward-looking statements are based on Management's current knowledge and belief and include information concerning the Company's possible or assumed future financial condition and results of operations. A number of factors, some of which are beyond the Company's ability to predict or control, could cause future results to differ materially from those contemplated. These factors include but are not limited to (1) the length and severity of any difficulties in the global, national and California economies and the effects of government efforts to address those difficulties; (2) liquidity levels in capital markets; (3) fluctuations in asset prices including, but not limited to stocks, bonds, real estate, and commodities; (4) the effect of acquisitions and integration of acquired businesses; (5) economic uncertainty created by riots, terrorist threats and attacks on the United States, the actions taken in response, and the uncertain effect of these events on the local, regional and national economies; (6) changes in the interest rate environment and monetary policy; (7) changes in the regulatory environment; (8) competitive pressure in the banking industry; (9) operational risks including a failure or breach in data processing or security systems or those of third party vendors and other service providers, including as a result of cyber attacks or fraud; (10) volatility of interest rate sensitive loans, deposits and investments; (11) asset/liability management risks and liquidity risks; (12) the effect of climate change, natural disasters, including earthquakes, hurricanes, fire, flood, drought, and other disasters, on the uninsured value of the Company's assets and of loan collateral, the financial condition of debtors and issuers of investment securities, the economic conditions affecting the Company's market place, and commodities and asset values; (13) changes in the securities markets; (14) the duration and severity of the COVID-19 pandemic and governmental and customer responses to the pandemic; (15) inflation and (16) the outcome of contingencies, such as legal proceedings. However, the reader should not consider the above-mentioned factors to be a complete set of all potential risks or uncertainties.

Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to update any forward-looking statements in this report to reflect circumstances or events that occur after the date forward looking statements are made, except as may be required by law. The reader is directed to Part II – Item 1A "Risk Factors" of this report and other risk factors discussed elsewhere in this report, for further discussion of factors which could affect the Company's business and cause actual results to differ materially from those expressed in any forward-looking statement made in this report.

PART I

ITEM 1. BUSINESS

Westamerica Bancorporation (the "Company") is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). Its legal headquarters are located at 1108 Fifth Avenue, San Rafael, California 94901. Its principal administrative offices are located at 4550 Mangels Boulevard, Fairfield, California 94534, its telephone number is (707) 863-6000 and its website address is www.westamerica.com. The Company provides a full range of banking services to individual and commercial customers in Northern and Central California through its subsidiary bank, Westamerica Bank (the "Bank"). The Bank is a California-chartered commercial bank whose deposit are insurance by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable limits. The principal communities served are located in Northern and Central California, from Mendocino, Lake and Nevada Counties in the north to Kern County in the south. The Company's strategic focus is on the banking needs of small businesses. In addition, the Bank owns 100% of the capital stock of Community Banker Services Corporation ("CBSC"), a company engaged in providing the Company and its subsidiaries with data processing services and other support functions.

The Company was incorporated under the laws of the State of California in 1972 as "Independent Bankshares Corporation" pursuant to a plan of reorganization among three previously unaffiliated Northern California banks. The Company operated as a multi-bank

holding company until mid-1983, at which time the then six subsidiary banks were merged into a single bank named Westamerica Bank and the name of the holding company was changed to Westamerica Bancorporation.

The Company acquired five banks within its immediate market area during the early to mid 1990's. In April 1997, the Company acquired ValliCorp Holdings, Inc., parent company of ValliWide Bank, the largest independent bank holding company headquartered in Central California. Under the terms of all of the merger agreements, the Company issued shares of its common stock in exchange for all of the outstanding shares of the acquired institutions. The subsidiary banks acquired were merged with and into the Bank. These six aforementioned business combinations were accounted for as poolings-of-interests.

During the period 2000 through 2005, the Company acquired three additional banks. These acquisitions were accounted for using the purchase accounting method.

On February 6, 2009, Westamerica Bank acquired the banking operations of County Bank ("County") from the Federal Deposit Insurance Corporation ("FDIC"). On August 20, 2010, Westamerica Bank acquired assets and assumed liabilities of the former Sonoma Valley Bank ("Sonoma") from the FDIC. The County and Sonoma acquired assets and assumed liabilities were measured at estimated fair values, as required by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, Business Combinations.

At December 31, 2022, the Company had consolidated assets of approximately $7.0 billion, deposits of approximately $6.2 billion and shareholders' equity of approximately $602 million.

The Company assesses and is careful to address potential health, safety, and environmental risks. The Company cares for the environment and works to mitigate pollution and the potential risks related to climate change by implementing practices such as recycling and reusing materials, and controlling energy usage.

The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as well as beneficial ownership reports on Forms 3, 4 and 5 are available through the SEC's website (https://www.sec.gov). Such documents as well as the Company's director, officer and employee Code of Conduct and Ethics are also available free of charge from the Company by request to:

Westamerica Bancorporation
Corporate Secretary A-2M
Post Office Box 1200
Suisun City, California 94585-1200

Human Capital Resources

The Company and its subsidiaries employed 594 full-time equivalent staff or 664 employees as of December 31, 2022. The employees are not represented by a collective bargaining unit, and the Company believes its relationship with its employees is good.

The Company's ability to attract and retain employees is a key to its success. Employees receive a comprehensive benefits package that includes paid time off, sick time, company contributions of up to 6% to qualified retirement plans, discretionary profit-sharing retirement plan contributions, and other health and wellness benefits including participation in Company paid or subsidized medical, dental, term-life, accidental death and dismemberment (AD&D), long-term disability, and employee assistance programs. Certain employees participate in one of the Company's performance-based incentive programs, which may include additional bonus and incentive compensation, company contributions to supplemental retirement plans, and equity-based awards. Certain benefits are subject to eligibility, vesting, and performance requirements. Employee performance is measured at least quarterly and formal performance evaluations are conducted at least annually.

The Company's code of ethics prohibits discrimination or harassment. The Company requires all employees to agree to the code of ethics and participate in harassment prevention training annually.

Supervision and Regulation

The following is not intended to be an exhaustive description of the statutes and regulations applicable to the Company's or the Bank's business. The description of statutory and regulatory provisions is qualified in its entirety by reference to the particular statutory or regulatory provisions. Moreover, major new legislation and other regulatory changes affecting the Company, the Bank, and the financial services industry in general have occurred in the last several years and can be expected to occur in the future. The nature, timing and impact of new and amended laws and regulations cannot be accurately predicted.

Regulation and Supervision of Bank Holding Companies

The Company is a bank holding company that is subject to the BHCA. The Company files reports with and is subject to examination and supervision by the Board of Governors of the Federal Reserve System ("FRB"). The FRB also has the authority to examine the Company's subsidiaries. The Company is a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, the Company and the Bank are subject to examination by, and may be required to file reports with, the Commissioner of the California Department of Financial Protection and Innovation (the "Commissioner").

The FRB has significant supervisory and regulatory authority over the Company and its affiliates. Among other things, the FRB requires the Company to maintain certain levels of capital. See "Capital Standards." The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, or violates certain laws, regulations or conditions imposed in writing by the FRB. Under the BHCA, the Company is required to obtain the prior approval of the FRB before it acquires, merges or consolidates with any bank or bank holding company. Any company seeking to acquire control of or to merge or consolidate with the Company also would be required to obtain the prior approval of the FRB.

The Company is generally prohibited under the BHCA from acquiring ownership or control of more than 5% of any class of voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than banking, managing banks, or providing services to affiliates of the holding company. However, a bank holding company, with the approval of the FRB, may engage, or acquire the voting shares of companies engaged, in activities that the FRB has determined to be closely related to banking or managing or controlling banks. A bank holding company must demonstrate that the benefits to the public of the proposed activity will outweigh the possible adverse effects associated with such activity.

The FRB generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements which might adversely affect a bank holding company's financial position. Under the FRB policy, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. See the section entitled "Restrictions on Dividends and Other Distributions" for additional restrictions on the ability of the Company and the Bank to pay dividends.

Transactions between the Company and the Bank are restricted under the FRB's Regulation W and Sections 23A and 23B of the Federal Reserve Act. In general, subject to certain specified exemptions, a bank or its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates: (a) to an amount equal to 10% of the bank's capital and surplus, in the case of covered transactions with any one affiliate; and (b) to an amount equal to 20% of the bank's capital and surplus, in the case of covered transactions with all affiliates. The Company is considered to be an affiliate of the Bank. A "covered transaction" includes, among other things, a loan or extension of credit to an affiliate; a purchase of securities issued by an affiliate; a purchase of assets from an affiliate, with some exceptions; and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

Federal regulations governing bank holding companies and change in bank control (Regulation Y) provide for a streamlined and expedited review process for bank acquisition proposals submitted by well-run bank holding companies. These provisions of Regulation Y are subject to numerous qualifications, limitations and restrictions. In order for a bank holding company to qualify as "well-run," both it and the insured depository institutions which it controls must meet the "well capitalized" and "well managed" criteria set forth in Regulation Y.

The Gramm-Leach-Bliley Act (the "GLBA"), or the Financial Services Act of 1999, repealed provisions of the Glass-Steagall Act, which had prohibited commercial banks and securities firms from affiliating with each other and engaging in each other's businesses. Thus, many of the barriers prohibiting affiliations between commercial banks and securities firms have been eliminated.

The BHCA was also amended by the GLBA to allow new “financial holding companies” (“FHCs”) to offer banking, insurance, securities and other financial products to consumers. Specifically, the GLBA amended section 4 of the BHCA in order to provide for a framework for the engagement in new financial activities. A bank holding company (“BHC”) may elect to become an FHC if all its subsidiary depository institutions are well capitalized and well managed. If these requirements are met, a BHC may file a certification to that effect with the FRB and declare that it elects to become an FHC. After the certification and declaration is filed, the FHC may engage either de novo or through an acquisition in any activity that has been determined by the FRB to be financial in nature or incidental to such financial activity. BHCs may engage in financial activities without prior notice to the FRB if those activities qualify under the list of permissible activities in section 4(k) of the BHCA. However, notice must be given to the FRB within 30 days after an FHC has commenced one or more of the financial activities. The Company has not elected to become an FHC.

Regulation and Supervision of Banks

The Bank is a California state-chartered Federal Reserve member bank and its deposits are insured by the FDIC. The Bank is subject to regulation, supervision and regular examination by the California Department of Financial Protection and Innovation and the FRB. The regulations of these agencies affect most aspects of the Bank’s business and prescribe permissible types of loans and investments, the amount of required reserves, requirements for branch offices, the permissible scope of its activities and various other requirements.

In addition to federal banking law, the Bank is also subject to applicable provisions of California law. Under California law, the Bank is subject to various restrictions on, and requirements regarding, its operations and administration including the maintenance of branch offices and automated teller machines, capital requirements, deposits and borrowings, and investment and lending activities.

In addition, the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”) imposes limitations on the activities and equity investments of state chartered, federally insured banks. FDICIA also prohibits a state bank from making an investment or engaging in any activity as a principal that is not permissible for a national bank, unless the Bank is adequately capitalized and the FDIC approves the investment or activity after determining that such investment or activity does not pose a significant risk to the deposit insurance fund.

On July 21, 2010, financial regulatory reform legislation entitled the "Dodd-Frank Wall Street Reform and Consumer Protection Act" (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act implemented far-reaching changes across the financial regulatory landscape, including provisions that, among other things:

- Centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, responsible for implementing, examining and (as to banks with $10 billion or more in assets) enforcing compliance with federal consumer financial laws.
- Required large, publicly traded bank holding companies to create a risk committee responsible for the oversight of enterprise risk management.
- Made permanent the $250 thousand limit for federal deposit insurance.
- Amended the Electronic Fund Transfer Act ("EFTA") to, among other things, give the FRB the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers having assets over $10 billion and to enforce a new statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. While the Company’s assets were less than $10 billion as of December 31, 2022, interchange fees charged by larger institutions may dictate the level of fees smaller institutions will be able to charge to remain competitive.

Provisions in the legislation that affect the payment of interest on demand deposits and interchange fees may increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate.

Capital Standards

The federal banking agencies have adopted pursuant the Dodd-Frank Act, which are risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization’s operations for both transactions resulting in assets being recognized on the balance sheet as assets, and the extension of credit facilities such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 1250% for assets

with relatively higher credit risk, such as certain securitizations. A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off balance sheet items.

The federal banking agencies take into consideration concentrations of credit risk and risks from nontraditional activities, as well as an institution's ability to manage those risks, when determining the adequacy of an institution's capital. This evaluation is made as a part of the institution's regular safety and soundness examination. The federal banking agencies also consider interest rate risk (related to the interest rate sensitivity of an institution's assets and liabilities, and its off balance sheet financial instruments) in the evaluation of a bank's capital adequacy.

On July 2, 2013, the Federal Reserve Board approved a final rule that implements changes to the regulatory capital framework for all banking organizations over a transitional period 2015 through 2018. As of December 31, 2022, the Company's and the Bank's respective regulatory capital ratios exceeded applicable regulatory minimum capital requirements. See Note 9 to the consolidated financial statements included in this Report for capital ratios of the Company and the Bank, compared to minimum capital requirements and for the Bank the standards for well capitalized depository institutions.

In November 2019, the federal banking regulators published final rules implementing community bank leverage ratio, which is a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. The Company does not have any immediate plans to elect to use the community bank leverage ratio framework but may make such an election in the future.

See the sections entitled "Capital Resources and Capital to Risk-Adjusted Assets" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information.

Prompt Corrective Action and Other Enforcement Mechanisms

FDICIA requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios.

An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal banking agencies for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency.

Safety and Soundness Standards

FDICIA has implemented certain specific restrictions on transactions and required federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation, and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, restricts the use of brokered deposits, limits the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts. The federal banking agencies may require an institution to submit an acceptable compliance plan as well as have the flexibility to pursue other more appropriate or effective courses of action given the specific circumstances and severity of an institution's noncompliance with one or more standards.

Federal banking agencies require banks to maintain adequate valuation allowances for potential credit losses. The Company has an internal staff that continually reviews loan quality and reports to the Board of Directors. This analysis includes a detailed review of the classification and categorization of problem loans, assessment of the overall quality and collectability of the loan portfolio, consideration of loan loss experience, trends in problem loans, concentration of credit risk, and current economic conditions, particularly in the Bank's market areas. Based on this analysis, Management, with the review and approval of the Board, determines the adequate level of allowance required. The allowance is allocated to different segments of the loan portfolio, but the entire allowance is available for the loan portfolio in its entirety.

Restrictions on Dividends and Other Distributions

The Company's ability to pay dividends to its shareholders is subject to the restrictions set forth in the California General Corporation Law ("CGCL"). The CGCL provides that a corporation may make a distribution to its shareholders if (i) the corporation's retained earnings equal or exceed the amount of the proposed distribution plus unpaid accrued dividends (if any) on securities with a dividend preference, or (ii) immediately after the dividend, the corporation's total assets equal or exceed total liabilities plus unpaid accrued dividends (if any) on securities with a dividend preference.

The Company's ability to pay dividends depends in part on the Bank's ability to pay cash dividends to the Company. The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

In addition to the restrictions imposed under federal law, banks chartered under California law generally may only pay cash dividends to the extent such payments do not exceed the lesser of retained earnings of the bank or the bank's net income for its last three fiscal years (less any distributions to shareholders during this period). In the event a bank desires to pay cash dividends in excess of such amount, the bank may pay a cash dividend with the prior approval of the Commissioner in an amount not exceeding the greatest of the bank's retained earnings, the bank's net income for its last fiscal year or the bank's net income for its current fiscal year.

The federal banking agencies also have the authority to prohibit a depository institution or its holding company from engaging in business practices which are considered to be unsafe or unsound, possibly including payment of dividends or other payments under certain circumstances even if such payments are not expressly prohibited by statute. The Federal Reserve Board has issued guidance indicating its expectations that a bank holding company will inform and consult with Federal Reserve supervisory staff sufficiently in advance of (i) declaring and paying a dividend that could raise safety and soundness concerns (e.g., declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid); (ii) redeeming or repurchasing regulatory capital instruments when the bank holding company is experiencing financial weaknesses; or (iii) redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of the quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

Premiums for Deposit Insurance and FDIC Regulation

Substantially all of the deposits of the Bank are insured up to applicable limits by the DIF of the FDIC and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level, asset quality and supervisory rating.

In July 2010, Congress in the Dodd-Frank Act increased the minimum for the DIF reserve ratio, the ratio of the amount in the fund to insured deposits, from 1.15% to 1.35% and required that the ratio reach that level by September 30, 2020. Further, the Dodd-Frank Act made banks with $10 billion or more in assets responsible for the increase from 1.15% to 1.35%, among other provisions.

Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the DIF reserve ratio to decline below the statutory minimum of 1.35%. The Federal Deposit Insurance Act (the "FDI Act") requires that the FDIC's Board of Directors adopt a restoration plan when the DIF reserve ratio falls below 1.35% or is expected to within 6 months. Under the FDI Act, the restoration plan must restore the reserve ratio to at least 1.35% within 8 years of establishing the Plan, absent extraordinary circumstances. The FDIC established the following Restoration Plan (the "Plan") on September 15, 2020.

- The FDIC will monitor deposit balance trends, potential losses, and other factors that affect the reserve ratio;
- The FDIC will maintain the current schedule of assessment rates for all insured depository institutions; and
- At least semiannually, the FDIC will update its analysis and projections for the DIF and, if necessary, recommend any modifications to the Plan, such as increasing assessment rates.

The Plan was amended in June 2022, to restore the DIF reserve ratio to at least 1.35% by September 30, 2028. On October 18, 2022 the FDIC adopted a final rule to increase initial base deposit insurance assessment rates for insured depository institutions by 2

basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate schedules will remain in effect unless and until the reserve ratio of the DIF meets or exceeds 2%. A significant increase in DIF insurance premiums would have an adverse effect on the operating expenses and results of operations of the Bank. The Company cannot provide any assurance as to the effect of any future changes in its deposit insurance premium rates.

While the FDIC is not Bank's primary federal regulator, as the insurer of the Bank's deposits, the FDIC is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order poses a serious risk to the DIF. The FDIC also has authority to initiate enforcement actions against any FDIC-insured institution after giving its primary federal regulator the opportunity to take such action, and may seek to terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition. Finally, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Economic Growth, Regulatory Relief and Consumer Protection Act

On May 24, 2018, President Trump signed into law the first major financial services reform bill since the enactment of the Dodd-Frank Act. The Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Relief Act") modifies or eliminates certain requirements on community and regional banks and nonbank financial institutions. For instance, under the Relief Act and related rule making:

- banks that have less than $10 billion in total consolidated assets and total trading assets and trading liabilities of less than five percent of total consolidated assets are exempt from Section 619 of the Dodd-Frank Act, known as the "Volcker Rule", which prohibits "proprietary trading" and the ownership or sponsorship of private equity or hedge funds that are referred to as "covered funds"; and

- a new "community bank leverage ratio" was adopted, which is applicable to certain banks and bank holding companies with total assets of less than $10 billion (as described above under "Capital Requirements").

Community Reinvestment Act and Fair Lending Laws

The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities including merger applications. In May 2022, the federal banking agencies released for public comment proposed rules to modernize CRA regulations. The Company continues to evaluate the impact of any changes to the CRA regulations.

Financial Privacy Legislation and Customer Information Security

The GLBA, in addition to the previously described changes in permissible nonbanking activities permitted to banks, BHCs and FHCs, also required the federal banking agencies, among other federal regulatory agencies, to adopt regulations governing the privacy of consumer financial information. The Bank is subject to the FRB's regulations in this area. The federal bank regulatory agencies have established standards for safeguarding nonpublic personal information about customers that implement provisions of the GLBA (the "Guidelines"). Among other things, the Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Anti-Money Laundering Laws

The Bank Secrecy Act, as amended by the USA PATRIOT Act, gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers and mandatory transaction reporting obligations. The Bank Secrecy Act and related regulations require financial institutions to report currency transactions that exceed certain thresholds and transactions determined to be suspicious, establish due diligence requirements for accounts and

take certain steps to verify customer identification when accounts are opened. The Bank Secrecy Act also requires financial institutions to develop and maintain a program reasonably designed to ensure and monitor compliance with its requirements, to train employees to comply with and to test the effectiveness of the program. Any failure to meet the requirements of the Bank Secrecy Act can result in the imposition of substantial penalties and in adverse regulatory action against the offending bank.

The Anti-Money Laundering Act of 2020 ("AMLA"), which amends the Bank Secrecy Act, was enacted in January 2021. The AMLA is a comprehensive reform and modernization to U.S. bank secrecy and anti-money laundering laws. Among other things, it codifies a risk-based approach to anti-money laundering compliance for financial institutions; requires the development of standards for evaluating technology and internal processes for Bank Secrecy Act compliance; expands enforcement and investigative authority, including increasing available sanctions for certain Bank Secrecy Act violations and instituting Bank Secrecy Act whistleblower incentives and protections.

Programs To Mitigate Identity Theft

In November 2007, federal banking agencies together with the National Credit Union Administration and Federal Trade Commission adopted regulations under the Fair and Accurate Credit Transactions Act of 2003 to require financial institutions and other creditors to develop and implement a written identity theft prevention program to detect, prevent and mitigate identity theft in connection with certain new and existing accounts. Covered accounts generally include consumer accounts and other accounts that present a reasonably foreseeable risk of identity theft. Each institution's program must include policies and procedures designed to: (i) identify indicators, or "red flags," of possible risk of identity theft; (ii) detect the occurrence of red flags; (iii) respond appropriately to red flags that are detected; and (iv) ensure that the program is updated periodically as appropriate to address changing circumstances. The regulations include guidelines that each institution must consider and, to the extent appropriate, include in its program.

Pending Legislation

Changes to state laws and regulations (including changes in interpretation or enforcement) can affect the operating environment of BHCs and their subsidiaries in substantial and unpredictable ways. From time to time, various legislative and regulatory proposals are introduced. These proposals, if codified, may change banking statutes and regulations and the Company's operating environment in substantial and unpredictable ways. If codified, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. The Company cannot accurately predict whether those changes in laws and regulations will occur, and, if those changes occur, the ultimate effect they would have upon its financial condition or results of operations. It is likely, however, that the current level of enforcement and compliance-related activities of federal and state authorities will continue and potentially increase.

Competition

The Bank's principal competitors for deposits and loans are major banks and smaller community banks, savings and loan associations and credit unions. To a lesser extent, competitors include thrift and loans, mortgage brokerage companies and insurance companies. Other institutions, such as brokerage houses, mutual fund companies, credit card companies, and certain retail establishments offer investment vehicles that also compete with banks for deposit business. Federal legislation in recent years has encouraged competition between different types of financial institutions and fostered new entrants into the financial services market.

Legislative changes, as well as technological and economic factors, can be expected to have an ongoing impact on competitive conditions within the financial services industry. While the future impact of regulatory and legislative changes cannot be predicted with certainty, the business of banking will remain highly competitive.

ITEM 1A. RISK FACTORS

Readers and prospective investors in the Company's securities should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this Report.

The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties that Management is not aware of or focused on or that Management currently deems immaterial may also impair the Company's business operations. This Report is qualified in its entirety by these risk factors.

If any of the following risks actually occur, the Company's financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of the company's securities could decline significantly, and investors could lose all or part of their investment in the Company's common stock.

Market and Interest Rate Risk

Changes in interest rates could reduce income and cash flow.

The Company's income and cash flow depend to a great extent on the difference between the interest earned on loans and investment securities and the interest paid on deposits and other borrowings, and the Company's success in competing for loans and deposits. The Company cannot control or prevent changes in the level of interest rates which fluctuate in response to general economic conditions, the policies of various governmental and regulatory agencies, in particular, the FRB's FOMC, and pricing practices of the Company's competitors. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits and other borrowings, and the rates received on loans and investment securities and paid on deposits and other liabilities. The discussion in this Report under "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset, Liability and Market Risk Management" and "- Liquidity and Funding" and "Item 7A Quantitative and Qualitative Disclosures About Market Risk" is incorporated by reference in this paragraph.

Changes in capital market conditions could reduce asset valuations.

Capital market conditions, including interest rates, liquidity, investor confidence, bond issuer credit worthiness, perceived counter-party risk, the supply of and demand for financial instruments, the financial strength of market participants, and other factors can materially impact the value of the Company's assets. An impairment in the value of the Company's assets could result in asset write-downs, reducing the Company's asset values, earnings, and equity.

The value of securities in the Company's investment securities portfolio may be negatively affected by disruptions in securities markets.

The market for some of the investment securities held in the Company's portfolio can be extremely volatile. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that the declines in market value will not result in other than temporary impairments of these assets, which would lead to loss recognition that could have a material adverse effect on the Company's net income and capital levels.

The weakness of other financial institutions could adversely affect the Company.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. The Company routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. Many of these transactions expose the Company to credit risk in the event of default of the Company's counterparty or client. In addition, the Company's credit risk may be increased when the collateral the Company holds cannot be realized or is liquidated at prices not sufficient to recover the full amount of the secured obligation. There is no assurance that any such losses would not materially and adversely affect the Company's results of operations or earnings.

Shares of Company common stock eligible for future sale or grant of stock options and other equity awards could have a dilutive effect on the market for Company common stock and could adversely affect the market price.

The Articles of Incorporation of the Company authorize the issuance of 150 million shares of common stock (and two additional classes of 1 million shares each, denominated "Class B Common Stock" and "Preferred Stock", respectively) of which approximately 26.9 million shares of common stock were outstanding at December 31, 2022. Pursuant to its stock option plans, at December 31, 2022, the Company had outstanding options for 854 thousand shares of common stock, of which 508 thousand were currently exercisable. As of December 31, 2022, 856 thousand shares of Company common stock remained available for grants under the Company's equity incentive plans. Sales of substantial amounts of Company common stock in the public market could adversely affect the market price of its common stock.

The Company's payment of dividends on common stock could be eliminated or reduced.

Holders of the Company's common stock are entitled to receive dividends only when, as, and if declared by the Company's Board of Directors. The Company's ability to pay dividends is limited by banking and corporate laws, and depends, among other things, on the Company's regulatory capital levels and earnings prospectus, as well as the Bank's ability to pay cash dividends to the Company. Although the Company has historically paid cash dividends on the Company's common stock, the Company is not required to do so and the Company's Board of Directors could reduce or eliminate the Company's common stock dividend in the future.

The Company could repurchase shares of its common stock at price levels considered excessive.

The Company repurchases and retires its common stock in accordance with Board of Directors-approved share repurchase programs. At December 31, 2022, 1.75 million shares remained available to repurchase under such plans. The Company has been active in repurchasing and retiring shares of its common stock when alternative uses of excess capital, such as acquisitions, have been limited. The Company could repurchase shares of its common stock at price levels considered excessive, thereby spending more cash on such repurchases as deemed reasonable and effectively retiring fewer shares than would be retired if repurchases were effected at lower prices.

Risks Related to the Nature and Geographical Location of the Company's Business

The Company invests in loans that contain inherent credit risks that may cause the Company to incur losses.

The risk that borrowers may not pay interest or repay their loans as agreed is an inherent risk of the banking business. The Company strives to mitigate this risk by adhering to sound and proven underwriting practices, managed by experienced and knowledgeable credit professionals. Nonetheless, the Company may incur losses on loans that meet its underwriting criteria, and these losses may exceed the amounts set aside as reserves. The Company can provide no assurance that the credit quality of the loan portfolio will not deteriorate in the future and that such deterioration will not adversely affect the Company or its results of operations.

The Company's operations are concentrated geographically in California, and poor economic conditions may cause the Company to incur losses.

Substantially all of the Company's business is located in California. A portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2022, real estate served as the principal source of collateral with respect to approximately 54% of the Company's loan portfolio. The Company's financial condition and operating results will be subject to changes in economic conditions in California. Much of the California real estate market could experience a decline in values of varying degrees. This decline could have an adverse impact on the business of some of the Company's borrowers and on the value of the collateral for many of the Company's loans. Generally, the counties surrounding and near San Francisco Bay could recover more soundly from the recession than counties in the California "Central Valley," from Sacramento in the north to Bakersfield in the south, where many of the Bank's customers are located . Approximately 22% of the Company's loans were to borrowers in the California "Central Valley" as of December 31, 2022. Economic conditions in California's diverse geographic markets can be vastly different and are subject to various uncertainties, including the condition of the construction and real estate sectors, the effect of drought on the agricultural sector and its infrastructure, and the California state and municipal governments' budgetary and fiscal conditions. The Company can provide no assurance that conditions in any sector or geographic market of the California economy will not deteriorate in the future and that such deterioration will not adversely affect the Company.

The markets in which the Company operates are subject to the risk of earthquakes, fires, storms and other natural disasters.

All of the properties of the Company are located in California. Also, most of the real and personal properties which currently secure a majority of the Company's loans are located in California. Further, the Company invests in securities issued by companies and municipalities operating throughout the United States, and in mortgage-backed securities collateralized by real property located throughout the United States. California and other regions of the United States are prone to earthquakes, brush and wildfires, flooding, drought and other natural disasters. In addition to possibly sustaining uninsured damage to its own properties, if there is a major earthquake, flood, drought, fire or other natural disaster, the Company faces the risk that many of its debtors may experience uninsured property losses, or sustained business or employment interruption and/or loss which may materially impair their ability to meet the terms of their debt obligations. A major earthquake, flood, prolonged drought, fire or other natural disaster in California or other regions of the United States could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Adverse changes in general business or economic conditions, including inflation, could have a material adverse effect on the Company's financial condition and results of operations.

A sustained or continuing weakness or weakening in business and economic conditions generally or specifically in the principal markets in which the Company does business could have one or more of the following adverse impacts on the Company's business:

- a decrease in the demand for loans and other products and services offered by the Company;
- an increase or decrease in the usage of unfunded credit commitments;
- an increase or decrease in the amount of deposits;
- a decrease in non-depository funding available to the Company;
- an impairment of certain intangible assets, including goodwill;
- an increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to the Company, which could result in a higher level of nonperforming assets, net charge-offs, provision for credit losses, reduced interest revenue and cash flows, and valuation adjustments on assets;
- an impairment in the value of investment securities;
- an impairment in the value of life insurance policies owned by the Company;
- an impairment in the value of real estate owned by the Company; and
- an increase in operating costs

The 2008 - 2009 financial crisis led to the failure or merger of a number of financial institutions. Financial institution failures can result in further losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with such entities as counterparties. The failure of institutions with FDIC insured deposits can cause the DIF reserve ratio to decline, resulting in increased deposit insurance assessments on surviving FDIC insured institutions. Weak economic conditions can significantly weaken the strength and liquidity of financial institutions.

The Company's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent upon the business environment in the markets where the Company operates, in the State of California and in the United States as a whole. A favorable business environment is generally characterized by, among other factors, economic growth, healthy labor markets, efficient capital markets, low inflation, high business and investor confidence, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, high rates of unemployment, deflation, pandemics, declines in business activity or consumer, investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation; natural disasters; or a combination of these or other factors.

Such business conditions could adversely affect the credit quality of the Company's loans, the demand for loans, loan volumes and related revenue, securities valuations, amounts of deposits, availability of funding, results of operations and financial condition.

Regulatory Risks

Restrictions on dividends and other distributions could limit amounts payable to the Company.

As a holding company, a substantial portion of the Company's cash flow typically comes from dividends paid by the Bank. Various statutory provisions restrict the amount of dividends the Company's subsidiaries can pay to the Company without regulatory approval. A reduction in subsidiary dividends paid to the Company could limit the capacity of the Company to pay dividends. In addition, if any of the Company's subsidiaries were to liquidate, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before the Company, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary.

Adverse effects of changes in banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect the Company.

The Company is subject to significant federal and state regulation and supervision, which is primarily for the benefit and protection of the Company's customers and not for the benefit of investors. In the past, the Company's business has been materially affected by these regulations.

Laws, regulations or policies, including accounting standards and interpretations currently affecting the Company and the Company's subsidiaries, may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, the Company's business may be adversely affected by any future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement including future acts of terrorism, major U.S. corporate bankruptcies and reports of accounting irregularities at U.S. public companies.

Additionally, the Company's business is affected significantly by the fiscal and monetary policies of the federal government and its agencies. The Company is particularly affected by the policies of the FRB, which regulates the supply of money and credit in the United States of America. Among the instruments of monetary policy available to the FRB are (a) conducting open market operations in U.S. government securities, (b) changing the discount rates of borrowings by depository institutions, (c) changing interest rates paid on balances financial institutions deposit with the FRB, and (d) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB may have a material effect on the Company's business, results of operations and financial condition. Under long- standing policy of the FRB, a BHC is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, the Company may be required to commit financial and other resources to its subsidiary bank in circumstances where the Company might not otherwise do so.

Federal and state governments could pass legislation detrimental to the Company's performance.

As an example, the Company could experience higher credit losses because of federal or state legislation or regulatory action that reduces the amount the Bank's borrowers are otherwise contractually required to pay under existing loan contracts. Also, the Company could experience higher credit losses because of federal or state legislation or regulatory action that limits or delays the Bank's ability to foreclose on property or other collateral or makes foreclosure less economically feasible. Federal, state and local governments could pass tax legislation causing the Company to pay higher levels of taxes.

The FDIC insures deposits at insured financial institutions up to certain limits. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund. The FDIC may increase premium assessments to maintain adequate funding of the Deposit Insurance Fund.

The behavior of depositors in regard to the level of FDIC insurance could cause the Bank's existing customers to reduce the amount of deposits held at the Bank, and could cause new customers to open deposit accounts at the Bank. The level and composition of the Bank's deposit portfolio directly impacts the Bank's funding cost and net interest margin.

Systems, Accounting and Internal Control Risks

The accuracy of the Company's judgments and estimates about financial and accounting matters will impact operating results and financial condition.

The Company makes certain estimates and judgments in preparing its financial statements. For example, the Company maintains a reserve for potential loan defaults and non-performance. There is no precise method of predicting loans losses and determining the adequacy of the reserve requires the Company's management to make a number of estimates and judgments. If the estimates or judgments prove to be incorrect, the Company could be required to increase its provisions for credit losses, which could reduce its income or could cause it to incur operating losses in the future. The Company also uses models to estimate the effects of changing interest rates, which are based on estimates and assumptions that may prove to be inaccurate, particularly in times of market stress or unforeseen circumstances. Therefore, the quality and accuracy of management's estimates and judgments will have an impact on the Company's operating results and financial condition. For additional information, please see the discussion under "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies" in this Report, which is incorporated by reference in this paragraph.

The Company's information systems may experience an interruption or breach in security.

The Company relies heavily on communications and information systems, including those of third party vendors and other service providers, to conduct its business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in the Company's data processing, accounting, customer relationship management and other systems. Communication and information systems failures can result from a variety of risks including, but not limited to, events that are wholly or partially out of the Company's control, such as telecommunication line integrity, weather, terrorist acts, natural disasters, accidental disasters,

unauthorized breaches of security systems, energy delivery systems, cyber attacks, and other events. Although the Company devotes significant resources to maintain and regularly upgrade its systems and processes that are designed to protect the security of the Company's computer systems, software, networks and other technology assets and the confidentiality, integrity and availability of information belonging to the Company and its customers, there is no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately corrected by the Company or its vendors. The occurrence of any such failures, interruptions or security breaches could damage the Company's reputation, result in a loss of customer business, subject the Company to additional regulatory scrutiny, or expose the Company to litigation and possible financial liability, any of which could have a material adverse effect on the Company's financial condition and results of operations.

***The Company's controls and procedures may fail or be circumvented*.**

Management regularly reviews and updates the Company's internal control over financial reporting, disclosure controls and procedures, and corporate governance policies and procedures. The Company maintains controls and procedures to mitigate against risks such as processing system failures and errors, and customer or employee fraud, and maintains insurance coverage for certain of these risks. Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Events could occur which are not prevented or detected by the Company's internal controls or are not insured against or are in excess of the Company's insurance limits or insurance underwriters' financial capacity. Any failure or circumvention of the Company's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on the Company's business, results of operations and financial condition.

Operational Risks

Climate change and the transition to renewable energy and a net zero emissions economy pose operational, commercial and regulatory risks.

Climate change may increase the frequency or severity of extreme weather events, and if the Company is not adequately resilient to deal with acute climate events, its operations may be impacted. Extreme weather events could also impact the activities of its customers or third-party vendors. The physical commodities and assets underlying some of its markets or investments may also be impacted by climate change.

Our risk management practices incorporate the challenges brought about by climate change. The operations conducted in our centralized facilities and branch locations can be disrupted by acute physical risks such as flooding and windstorms, and by chronic physical risks such as rising sea levels, sustained higher temperatures, drought, and increased wildfires. Over the intermediate and longer-term, the Company can be subject to transition risks such as market demand, and policy and law changes.

None of the Company's physical locations are located near sea level, and only a limited number of branches are located in flood zones. Our principal electricity supplier reports a Power Content Label of 100% greenhouse gas free using the California Energy Commission's methodology. Our principal information technology vendor's goal is to achieve 100% carbon neutrality for Scope 1 and 2 greenhouse gas emissions by 2025. The Company and its critical vendors maintain property and casualty insurance, and maintain and regularly test disaster recovery plans, which include redundant operational locations and power sources. The Company's operations do not use a significant amount of water in producing our products and services.

The Company monitors the climate risks of our loan customers. Borrowers with real estate loan collateral located in flood zones must carry flood insurance under the loans' terms. The Company has $21 million in loans to agricultural borrowers; Management continuously monitors these customers' access to adequate water sources as well as their ability to sustain low crop yields without encountering financial hardship. The Company makes automobile loans; changes in consumer demand, or governmental laws or policies, regarding gasoline, electric and hybrid vehicles is not considered a risk to the Company's automobile lending practices.

The Company considers climate risk in its underwriting of corporate bonds, and avoids purchasing bonds of issuers, which, in Management's judgement, have elevated climate risk.

In addition, the transition to renewable energy and a net zero emissions economy involves changes to consumer and institutional preferences for energy consumption, and other products and services, and the possible failure of its services to facilitate the needs of customers during the transition to renewable energy and changes in customer preferences could adversely impact its business and revenues. Changing preferences could also have an adverse impact on the operations or financial condition of its customers, which could result in reduced revenues from those customers. The Company is also subject to risks relating to new or heightened climate change-related regulations or legislation, which could impact its customers.

The risks associated with climate change and the transition to renewable energy and a net zero emissions economy continue to evolve rapidly, and climate change-related risks may change or increase over time.

The continuing effects of the COVID-19 pandemic and its impact are highly unpredictable and could be significant, and could harm the Company's business, financial condition, and operating results.

The Company's business, operations and financial performance have been, and may continue to be, affected by the macroeconomic impacts resulting from COVID-19, and the Company's financial results in future periods may differ significantly from the Company's historical results. The extent to which the Company's business will continue to be affected will depend on a variety of factors, many of which are outside of the Company's control, including the persistence of the pandemic, the actions of governmental authorities, changes in customer preferences, impacts on economic activity, and the possibility of recession or continued financial market instability.

If the Company loses the services of any of our key management personnel, its business could suffer.

Our future success significantly depends on the continued service and performance of our key management personnel. Our senior management team has significant industry experience and would be difficult to replace. In particular, David L. Payne, our Chairman, President and Chief Executive Officer, has led the Company for over 30 years. Competition for these employees is intense and we may not be able to attract and retain key personnel. If we are unable to attract or retain appropriately qualified personnel, we may not be successful in originating loans and servicing our customers, which could have a materially adverse effect on our business, financial condition and results of operations.

The Company competes with many banks and other traditional, non-traditional, brick and mortar and online financial service providers.

Competition among providers of financial services in markets, particularly within California, is intense. The Company competes with other financial and bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders, government sponsored or subsidized lenders and other financial services providers. Many of these competitors have substantially greater financial resources, lending limits and technological resources than the Company and are able to offer a broader range of products and services. Many competitors offer lower interest rates and more liberal loan terms that appeal to borrowers but adversely affect net interest margin and assurance of repayment. The Company is increasingly faced with competition in many of its products and services by non-bank providers who may have competitive advantages of size, access to potential customers and fewer regulatory requirements, such as "fintech" lenders. Failure to compete effectively for deposit, loan and other banking customers in any of the lines of business could cause the Company to lose market share, slow or reverse growth rate or suffer adverse effects on financial condition, results of operations or profitability.

The Company must continue to attract, retain and develop key personnel.

The Company's success depends to a significant extent upon its ability to attract, develop and retain experienced personnel in each of its lines of business and markets including managers in operational areas, compliance and other support areas to build and maintain the infrastructure and controls required to support continuing growth. Competition for the best people in the industry can be intense, and there is no assurance that the Company will continue to attract or retain talent or develop personnel. Factors that affect its ability to attract, develop and retain key employees include compensation and benefits programs, profitability, ability to establish appropriate succession plans for key talent, reputation for rewarding and promoting qualified employees and market competition for employees with certain skills, including information systems development and security. The cost of employee compensation is a significant portion of operating expenses and can materially impact results of operations or profitability, especially during periods of wage inflation. The unanticipated loss of the services of key personnel could have an adverse effect on the business.

The Company is subject to environmental liability risk associated with lending activities

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or ability to sell the affected property. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any

other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Branch Offices and Facilities

The Bank is engaged in the banking business through 77 branch offices in 20 counties in Northern and Central California. The Bank believes all of its offices are constructed and equipped to meet prescribed security requirements.

The Company owns 28 banking office locations and one centralized administrative service center facility and leases 55 facilities. Most of the leases contain renewal options and provisions for rental increases, principally for changes in the cost of living index, and for changes in other operating costs such as property taxes and maintenance.

ITEM 3. LEGAL PROCEEDINGS

Due to the nature of its business, the Company is subject to various threatened or filed legal cases. Neither the Company nor any of its subsidiaries is a party to any material pending legal proceeding, nor is their property the subject of any material pending legal proceeding, other than ordinary routine legal proceedings arising in the ordinary course of the Company's business. Based on the advice of legal counsel, the Company does not expect such cases will have a material, adverse effect on its business, financial position or results of operations. Legal liabilities are accrued when obligations become probable and the amount can be reasonably estimated.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ Stock Market ("NASDAQ") under the symbol "WABC". As of January 31, 2023, there were approximately 4,800 shareholders of record of the Company's common stock.

The Company has paid cash dividends on its common stock in every quarter since its formation in 1972. See Item 8, Financial Statements and Supplementary Data, Note 19 to the consolidated financial statements for recent quarterly dividend information. It is currently the intention of the Board of Directors of the Company to continue payment of cash dividends on a quarterly basis. There is no assurance, however, that any dividends will be paid since they are dependent upon earnings, cash balances, financial condition and capital requirements of the Company and its subsidiaries as well as policies of the FRB pursuant to the BHCA. See Item 1, "Business - Supervision and Regulation."

The notes to the consolidated financial statements included in this Report contain additional information regarding the Company's capital levels, capital structure, regulations affecting subsidiary bank dividends paid to the Company, the Company's earnings, financial condition and cash flows, and cash dividends declared and paid on common stock.

Stock performance

The following chart compares the cumulative return on the Company's stock during the ten years ended December 31, 2022 with the cumulative return on the S&P 500 composite stock index and NASDAQ'S Bank Index. The comparison assumes $100 invested in each on December 31, 2012 and reinvestment of all dividends.


Ten-Year Return Performance
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Westamerica Bancorporation (WABC)
S&P 500 (SPX)
NASDAQ Bank Index (CBNK)

	December 31, 2012	2013	2014	2015	2016	2017
Westamerica Bancorporation (WABC)	$100.00	$136.76	$122.46	$120.76	$167.59	$163.13
S&P 500 (SPX)	100.00	132.31	150.27	152.29	170.46	207.60
NASDAQ Bank Index (CBNK)	100.00	141.82	148.71	161.71	222.84	234.72

	December 31, 2018	2019	2020	2021	2022
Westamerica Bancorporation (WABC)	$156.62	$195.64	$164.17	$176.33	$185.41
S&P 500 (SPX)	198.40	260.65	308.81	397.30	325.17
NASDAQ Bank Index (CBNK)	196.44	243.39	225.65	322.32	269.64

The following chart compares the cumulative return on the Company's stock during the five years ended December 31, 2022 with the cumulative return on the S&P 500 composite stock index and NASDAQ'S Bank Index. The comparison assumes $100 invested in each on December 31, 2017 and reinvestment of all dividends.

[The remainder of this page intentionally left blank]



Five-Year Return Performance
$250
$200
$150
$100
$50
$-
2017
2018
2019
2020
2021
2022
Westamerica Bancorporation (WABC)
S&P 500 (SPX)
NASDAQ Bank Index (CBNK)

	December 31,					
	2017	2018	2019	2020	2021	2022
Westamerica Bancorporation (WABC)	$100.00	$96.01	$119.93	$100.63	$108.09	$113.65
S&P 500 (SPX)	100.00	95.57	125.56	148.75	191.38	156.63
NASDAQ Bank Index (CBNK)	100.00	83.69	103.95	96.14	137.32	114.88

ISSUER PURCHASES OF EQUITY SECURITIES

The table below sets forth the information with respect to purchases made by or on behalf of Westamerica Bancorporation or any "affiliated purchaser", as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of common stock during the quarter ended December 31, 2022 (in thousands, except per share data).

	2022			
Period	(a) Total Number of shares Purchased	(b) Average Price Paid per Share	(c) Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
	(In thousands, except exercise price)			
October 1 through October 31	-	$ -	-	1,750
November 1 through November 30	-	-	-	1,750
December 1 through December 31	-	-	-	1,750
Total	-	$ -	-	1,750

The Company repurchases shares of its common stock in the open market to optimize the Company's use of equity capital and enhance shareholder value and with the intention of lessening the dilutive impact of issuing new shares under stock option plans, and other ongoing requirements. No shares were repurchased during the period from October 1, 2022 through December 31, 2022. The current repurchase program was approved by the Board of Directors on July 28, 2022 authorizing the purchase of up to 1,750 thousand shares of the Company's common stock from time to time prior to September 1, 2023.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following financial information for the five years ended December 31, 2022 has been derived from the Company's audited consolidated financial statements. This information should be read in conjunction with those statements, notes and other information included elsewhere herein.

WESTAMERICA BANCORPORATION
FINANCIAL SUMMARY

	For the Years Ended December 31,				
	2022	2021	2020	2019	2018
	(In thousands, except per share data and ratios)				
Interest and loan fee income	$221,756	$173,443	$165,856	$158,682	$151,723
Interest expense	1,925	1,955	1,824	1,888	1,959
Net interest and loan fee income	219,831	171,488	164,032	156,794	149,764
Provision for credit losses	-	-	4,300	-	-
Noninterest income:					
Life insurance gains	930	-	-	433	585
Gains on sales of property	-	-	3,536	-	216
Securities gains (losses)	-	34	71	217	(52)
Other noninterest income	44,191	43,311	42,030	46,758	47,400
Total noninterest income	45,121	43,345	45,637	47,408	48,149
Noninterest expense:					
Loss contingency	-	-	-	553	3,500
Other noninterest expense	99,361	97,806	98,566	98,433	103,416
Total noninterest expense	99,361	97,806	98,566	98,986	106,916
Income before income taxes	165,591	117,027	106,803	105,216	90,997
Income tax provision	43,557	30,518	26,390	24,827	19,433
Net income	$122,034	$86,509	$80,413	$80,389	$71,564
Average common shares outstanding	26,895	26,855	26,942	26,956	26,649
Average diluted common shares outstanding	26,907	26,870	26,960	27,006	26,756
Common shares outstanding at December 31,	26,913	26,866	26,807	27,062	26,730
Per common share:					
Basic earnings	$4.54	$3.22	$2.98	$2.98	$2.69
Diluted earnings	4.54	3.22	2.98	2.98	2.67
Book value at December 31,	22.37	30.79	31.51	27.03	23.03
Financial ratios:					
Return on assets	1.65%	1.23%	1.30%	1.44%	1.27%
Return on common equity	15.21%	11.52%	11.30%	11.90%	11.35%
Net interest margin (FTE)(1)	3.17%	2.62%	2.91%	3.11%	2.98%
Net loan losses to average loans	0.32%	0.03%	0.16%	0.16%	0.14%
Efficiency ratio(2)	37.2%	45.0%	46.2%	47.4%	52.5%
Equity to assets	8.66%	11.09%	12.52%	13.02%	11.05%
Period end balances:					
Assets	$6,950,317	$7,461,026	$6,747,931	$5,619,555	$5,568,526
Loans	958,488	1,068,126	1,256,243	1,126,664	1,207,202
Allowance for credit losses	20,284	23,514	23,854	19,484	21,351
Investment securities	5,247,657	4,945,258	4,578,783	3,816,918	3,641,026
Deposits	6,225,290	6,413,956	5,687,979	4,812,621	4,866,839
Identifiable intangible assets and goodwill	122,256	122,508	122,777	123,064	123,602
Short-term borrowed funds	57,792	146,246	102,545	30,928	51,247
Shareholders' equity	602,110	827,102	844,809	731,417	615,591
Capital ratios at period end:					
Total risk based capital	15.64%	15.47%	16.68%	16.83%	17.03%
Tangible equity to tangible assets	7.03%	9.60%	10.90%	11.07%	9.04%
Dividends paid per common share	$1.68	$1.65	$1.64	$1.63	$1.60
Common dividend payout ratio	37%	51%	55%	55%	60%

(1) Yields on securities and certain loans have been adjusted upward to a "fully taxable equivalent" ("FTE") basis in order to reflect the effect of income which is exempt from federal income taxation at the current statutory tax rate.

(2) The efficiency ratio is defined as noninterest expense divided by total revenue (net interest income on an FTE basis and noninterest income).

The following discussion addresses information pertaining to the financial condition and results of operations of Westamerica Bancorporation and subsidiaries (the "Company") that may not be otherwise apparent from a review of the consolidated financial statements and related footnotes. It should be read in conjunction with those statements and notes found on pages 51 through 90, as well as with the other information presented throughout this Report.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the banking industry. Application of these principles requires the Company to make certain estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain accounting policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment writedown or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, Management has identified the allowance for credit losses on loans accounting to be a critical accounting estimate. The accounting for the allowance for credit losses on loans requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. The methodology, significant inputs and assumptions for the allowance for credit losses on loans are discussed in the section "Allowance for Credit Losses on Loans" below. Additional discussion of the factors affecting accounting for the allowance for credit losses on loans is included in the "Loan Portfolio Credit Risk" discussion below. The Company's allowance for credit losses on loans is established to provide for expected losses based on the available estimates at that point in time. Changes in economic conditions could significantly impact the estimated losses and could materially affect the Company's operating results.

Financial Overview

Westamerica Bancorporation and subsidiaries' (collectively, the "Company") reported net income of $122.0 million or $4.54 diluted earnings per common share ("EPS") in 2022 compared with net income of $86.5 million or $3.22 EPS in 2021 and net income of $80.4 million or $2.98 EPS in 2020. 2022 results included a $1.2 million reconciling payment from a payments network and a $930 thousand life insurance gain equivalent to combined EPS of $0.07. 2021 results included "make-whole" interest income on corporate bonds redeemed prior to maturity of $2.8 million. 2020 results included a provision for credit losses of $4.3 million, which reduced EPS $0.11, representing Management's estimate of additional reserves needed over the remaining life of its loans due to increased credit-risk from deteriorating economic conditions caused by the COVID-19 pandemic, and $3.5 million gain on sales of a closed branch building.

The Company's primary and wholly-owned subsidiary, Westamerica Bank (the "Bank"), continued to support its customers during the pandemic. The Bank originated $106 million in loans under the second round of the Paycheck Protection Program ("PPP") during the first six months of 2021. PPP loans meaningfully increased interest-earning assets and related interest and fee income. The Bank continues to work with loan customers who requested deferral of loan payments due to economic weakness caused by the pandemic. At December 31, 2021, loans granted deferrals under the CARES Act included $84 thousand, all of which were consumer automobile loans.

In response to the high levels of inflation during a period of tight employment conditions, the Federal Open Market Committee of the Federal Reserve Board ("FOMC") has tightened monetary policy through reduced bond purchases and increases to the overnight federal funds interest rate. The FOMC started to increase the target federal funds rate in March 2022. A February 1, 2023 Federal Reserve press release stated, "Recent indicators point to modest growth in spending and production. Job gains have been robust in recent months, and the unemployment rate has remained low. Inflation has eased somewhat but remains elevated. Russia's war

against Ukraine is causing tremendous human and economic hardship and is contributing to elevated global uncertainty. The Committee is highly attentive to inflation risks…The Committee anticipates that ongoing increases in the target range will be appropriate in order to attain a stance of monetary policy that is sufficiently restrictive to return inflation to 2 percent over time." On February 1, 2023, the FOMC announced its decision to increase the target federal funds ranging from 4.50% to 4.75% and the interest rate paid on reserve balances to 4.65% effective February 2, 2023. The Bank maintains deposit balances at the Federal Reserve Bank; the amount that earns interest is identified as "interest-bearing cash".

Management continues to evaluate the impacts of inflation, the Federal Reserve's monetary policy, climate changes, the COVID-19 pandemic and the tensions in Ukraine on the Company's business and its customers. The extent of the impact on the Company's results of operations, cash flow liquidity, and financial performance, as well as the Company's ability to execute near- and long-term business strategies and initiatives, will depend on numerous evolving factors and future developments, which are highly uncertain and cannot be reasonably predicted.

The Company presents its net interest margin and net interest income on a fully taxable equivalent ("FTE") basis using the current statutory federal tax rate. Management believes the FTE basis is valuable to the reader because the Company's loan and investment securities portfolios contain municipal loans and securities that are federally tax exempt. The Company's tax exempt loans and securities composition may not be similar to that of other banks, therefore in order to reflect the impact of the federally tax exempt loans and securities on the net interest margin and net interest income for comparability with other banks, the Company presents its net interest margin and net interest income on an FTE basis.

The Company's significant accounting policies (see Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements below) are fundamental to understanding the Company's results of operations and financial condition. The Company adopted the following new accounting guidance:

<u>FASB Accounting Standards Update ("ASU") 2019-12</u>, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, was issued December 2019. The ASU is intended to simplify various aspects related to accounting for income taxes, eliminates certain exceptions to the general principles in ASC Topic 740 related to intra-period tax allocation, simplifies when companies recognize deferred taxes in an interim period, and clarifies certain aspects of the current guidance to promote consistent application. This guidance effective for public entities for fiscal years beginning after December 15, 2020, and for interim period within those fiscal years, with early adoption permitted. The Company adopted the ASU provisions on January 1, 2021 and the adoption of the ASU provisions did not have a significant impact on the Company's consolidated financial statements.

<u>FASB ASU 2016-13,</u> *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* was issued on June 16, 2016. The ASU significantly changed estimates for credit losses related to financial assets measured at amortized cost and certain other contracts. For estimating credit losses, the FASB replaced the incurred loss model with the current expected credit loss (CECL) model, which accelerated recognition of credit losses. Additionally, credit losses relating to debt securities available-for-sale are recorded through an allowance for credit losses under the new standard. The Company is also required to provide additional disclosures related to the financial assets within the scope of the new standard.

The Company adopted the ASU provisions on January 1, 2020. Management evaluated available data, defined portfolio segments of loans with similar attributes, and selected loss estimate models for each identified loan portfolio segment. Management measured historical loss rates for each portfolio segment. Management also segmented debt securities held to maturity, selected methods to estimate losses for each segment, and measured a loss estimate. Agency mortgage-backed securities were assigned no credit loss allowance due to the perceived backing of government sponsored entities. Municipal securities were evaluated for risk of default based on credit rating and remaining term to maturity using Moody's risk of default factors; Moody's loss upon default factors were applied to the assumed defaulted principal amounts to estimate the amount for credit loss allowance. The adjustment to the allowance for credit losses was recorded through an offsetting after-tax adjustment to shareholders' equity. The implementing entry increased allowance for credit losses on loans by $2,017 thousand, reduced allowance for unfunded credit commitments by $2,107 thousand and increased retained earnings by $52 thousand.

[The remainder of this page intentionally left blank]

Net Income

Following is a summary of the components of net income for the periods indicated:

	For the Years Ended December 31,		
	2022	2021	2020
	($ in thousands, except per share data)		
Net interest and loan fee income	$219,831	$171,488	$164,032
FTE adjustment	1,944	2,663	3,650
Net interest and loan fee income (FTE)	221,775	174,151	167,682
Provision for credit losses	-	-	(4,300)
Noninterest income	45,121	43,345	45,637
Noninterest expense	(99,361)	(97,806)	(98,566)
Income before income taxes (FTE)	167,535	119,690	110,453
Income taxes (FTE)	(45,501)	(33,181)	(30,040)
Net income	$122,034	$86,509	$80,413
Net income per average fully-diluted common share	$4.54	$3.22	$2.98
Net income as a percentage of average shareholders' equity	15.21%	11.52%	11.30%
Net income as a percentage of average total assets	1.65%	1.23%	1.30%

Net income for 2022 increased $35.5 million compared with 2021. Net interest and loan fee income (FTE) increased $47.6 million in 2022 compared with 2021 due to higher average balances of investment debt securities and higher yield on interest-earning assets, partially offset by lower average balances of loans. The provision for credit losses was zero for 2022 and 2021, reflecting Management's estimate of credit losses over the remaining life of its loans and investment debt securities. Noninterest income in 2022 increased $1.8 million compared with 2021 primarily due to a $1.2 million reconciling payment from a payments network, a $930 thousand life insurance gain and higher fee income on deposit accounts. The increases in 2022 compared 2021 was partially offset by decreases in merchant processing service income and other noninterest income. Noninterest expense in 2022 increased $1.6 million compared with 2021. Limited partnership operating losses increased $3.1 million due to higher estimated operating losses on limited partnership investments in low-income housing and occupancy and equipment expense increased primarily due to software upgrades. The increase in 2022 compared with 2021 was partially offset by a decrease in salaries and related benefits resulting from attrition and lower professional fees. The effective tax rates (FTE) were 27.2% in 2022 compared with 27.7% in 2021.

Comparing 2021 with 2020, net income increased $6.1 million. Net interest and loan fee (FTE) income increased $6.5 million due to higher average balances of investments, higher average balances of interest-bearing cash and higher yield on PPP loans, partially offset by lower yield on investments, interest-earning cash and loans excluding PPP loans. Results for 2021 included “make-whole” interest income on corporate bonds redeemed prior to maturity of $2.8 million. The Company provided no provision for credit losses in 2021, reflecting Management's evaluation of credit risk over the remaining life of loans and bonds. Results for 2020 included a provision of credit losses of $4.3 million, representing Management’s estimate of additional reserves needed over the remaining life of its loans due to credit-risk from economic weakness caused by the COVID-19 pandemic. Noninterest income decreased $2.3 million in 2021 compared with 2020 primarily because 2020 included $3.5 million in gains on sales of a closed branch building and a $603 thousand recovery on previously charged off loans. Fee income from merchant card processing, debit cards and trust accounts increased in 2021 compared with 2020. In 2021 noninterest expense decreased $760 thousand compared with 2020 due to lower salaries and related benefits, partially offset by higher professional fees and other noninterest expense. The tax rate (FTE) was 27.7% for 2021 and 27.2% for 2020.

[The remainder of this page intentionally left blank]

Net Interest and Loan Fee Income (FTE)

The Company's primary source of revenue is net interest income, or the difference between interest income earned on loans and investment securities and interest expense paid on interest-bearing deposits and other borrowings.

Components of Net Interest and Loan Fee Income (FTE)

	For the Years Ended December 31,		
	2022	2021	2020
		($ in thousands)	
Interest and loan fee income	$221,756	$173,443	$165,856
FTE adjustment	1,944	2,663	3,650
Interest and loan fee income (FTE)	223,700	176,106	169,506
Interest expense	(1,925)	(1,955)	(1,824)
Net interest and loan fee income (FTE)	$221,775	$174,151	$167,682
Net interest margin (FTE)	3.17%	2.62%	2.91%

Net interest and loan fee income (FTE) increased $47.6 million in 2022 compared with 2021 due to higher average balances of investment securities (up $723 million) and higher yield on interest-earning assets (up 0.55%), partially offset by lower average balances of loans (down $197 million).

Net interest and loan fee income (FTE) increased $6.5 million in 2021 compared with 2020 due to higher average balances of investments (up $431 million), higher average balances of interest-bearing cash (up $486 million) and higher yield on PPP loans (up 0.71%), partially offset by lower yield on investments (down 0.20%), interest-earning cash (down 0.18%) and loans excluding PPP loans. Results for 2021 included “make-whole” interest income on corporate bonds redeemed prior to maturity of $2.8 million.

The net interest margin (FTE) was 3.17% in 2022, 2.62% in 2021 and 2.91% in 2020. The yield on earning assets (FTE) was 3.20% in 2022, 2.65% in 2021 and 2.94% in 2020. Market interest rates increased in 2022 compared with 2021 and 2020.

The Company’s funding costs were 0.03% in 2022, 2021 and 2020. Average balances of time deposits in 2022 declined $13 million from 2021 while average balances of checking and savings deposits grew 6% from 2021 to 2022. Average balances of checking and saving deposits accounted for 97.8% of average total deposits in 2022 compared with 97.5% in 2021 and 96.9% in 2020.

Net Interest Margin (FTE)

The following summarizes the components of the Company's net interest margin (FTE) for the periods indicated.

	For the Years Ended December 31,		
	2022	2021	2020
Yield on earning assets (FTE)	3.20%	2.65%	2.94%
Rate paid on interest-bearing liabilities	0.05%	0.06%	0.06%
Net interest spread (FTE)	3.15%	2.59%	2.88%
Benefit of noninterest-bearing demand deposits	0.02%	0.03%	0.03%
Net interest margin (FTE)	3.17%	2.62%	2.91%

The increase in the Company’s yield on earning assets has been generated primarily by collateralized loan obligations (CLOs), held in debt securities available for sale portfolio, and interest-bearing cash. The CLOs have interest coupons that change once every three months by the amount of change in the three-month LIBOR and SOFR base rates. The average balances and yields of CLOs for 2022 and 2021 was $1,567 million yielding 3.62% and $1,177 million yielding 2.02%, respectively. The interest-bearing cash yield changes by the amount of change in the overnight federal funds rate on the effective date declared by the FOMC. The average balance and yields of interest-bearing cash for 2022 and 2021 was $691 million yielding 1.13% and $857 million yielding 0.13%, respectively. The Company has other earning assets with variable yields such as commercial loans and lines of credit, consumer lines of credit and adjustable rate residential real estate loans, which are included in “other taxable loans” in the following “Summary of Average Balances, Yields/Rates and Interest Differential.”

Summary of Average Balances, Yields/Rates and Interest Differential

The following tables present information regarding the consolidated average assets, liabilities and shareholders' equity, the amounts of interest income earned from average interest earning assets and the resulting yields, and the amounts of interest expense incurred on average interest-bearing liabilities and the resulting rates. Average loan balances include nonperforming loans. Interest income includes reversal of previously accrued interest on loans placed on non-accrual status during the period and proceeds from loans on nonaccrual status only to the extent cash payments have been received and applied as interest income and accretion of purchased loan discounts. Yields on tax-exempt securities and loans have been adjusted upward to reflect the effect of income exempt from federal income taxation at the federal statutory tax rate of 21 percent.

Distribution of Assets, Liabilities & Shareholders' Equity and Yields, Rates & Interest Margin

	For the Year Ended December 31, 2022		
	Average Balance	Interest Income/ Expense	Yields/ Rates
	($ in thousands)		
Assets			
Investment securities:			
Taxable	$5,093,921	$158,465	3.11%
Tax-exempt [1]	209,725	7,390	3.52%
Total investments [1]	5,303,646	165,855	3.13%
Loans:			
Taxable:			
PPP loans	17,604	2,435	13.83%
Other	933,912	45,839	4.91%
Total taxable	951,516	48,274	5.07%
Tax-exempt [1]	46,448	1,781	3.83%
Total loans [1]	997,964	50,055	5.02%
Total interest-bearing cash	691,086	7,790	1.13%
Total Interest-earning assets [1]	6,992,696	223,700	3.20%
Other assets	420,312		
Total assets	$7,413,008		
Liabilities and shareholders' equity			
Noninterest-bearing demand	$3,018,350	$-	- %
Savings and interest-bearing transaction	3,257,858	1,510	0.05%
Time less than $100,000	77,007	180	0.23%
Time $100,000 or more	62,411	156	0.25%
Total interest-bearing deposits	3,397,276	1,846	0.05%
Securities sold under agreements to repurchase	109,282	79	0.07%
Federal funds purchased	1	-	4.68%
Total interest-bearing liabilities	3,506,559	1,925	0.05%
Other liabilities	85,610		
Shareholders' equity	802,489		
Total liabilities and shareholders' equity	$7,413,008		
Net interest spread [1] [2]			3.15%
Net interest and fee income and interest margin [1] [3]		$221,775	3.17%

[1] Amounts calculated on an FTE basis using the current statutory federal tax rate.

[2] Net interest spread represents the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities.

[3] Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of interest-earning assets. The net interest margin is greater than the net interest spread due to the benefit of noninterest-bearing demand deposits.

Distribution of Assets, Liabilities & Shareholders' Equity and Yields, Rates & Interest Margin

	For the Year Ended December 31, 2021		
	Average Balance	Interest Income/ Expense	Yields/ Rates
		($ in thousands)	
Assets			
Investment securities:			
Taxable	$4,267,522	$106,329	2.49%
Tax-exempt (1)	312,946	10,677	3.41%
Total investments (1)	4,580,468	117,006	2.55%
Loans:			
Taxable:			
PPP loans	152,149	7,639	5.02%
Other	992,454	48,376	4.87%
Total taxable	1,144,603	56,015	4.89%
Tax-exempt (1)	50,532	1,953	3.87%
Total loans (1)	1,195,135	57,968	4.85%
Total interest-bearing cash	857,029	1,132	0.13%
Total Interest-earning assets (1)	6,632,632	176,106	2.65%
Other assets	406,652		
Total assets	$7,039,284		
Liabilities and shareholders' equity			
Noninterest-bearing demand	$2,897,244	$-	- %
Savings and interest-bearing transaction	3,050,859	1,445	0.05%
Time less than $100,000	83,580	167	0.20%
Time $100,000 or more	69,165	265	0.38%
Total interest-bearing deposits	3,203,604	1,877	0.06%
Securities sold under agreements to repurchase	114,266	78	0.07%
Federal Funds purchased	1	-	0.87%
Other borrowed funds	53	-	0.35%
Total interest-bearing liabilities	3,317,924	1,955	0.06%
Other liabilities	73,447		
Shareholders' equity	750,669		
Total liabilities and shareholders' equity	$7,039,284		
Net interest spread (1) (2)			2.59%
Net interest and fee income and interest margin (1) (3)		$174,151	2.62%

(1) Amounts calculated on an FTE basis using the current statutory federal tax rate.

(2) Net interest spread represents the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities.

(3) Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of interest-earning assets. The net interest margin is greater than the net interest spread due to the benefit of noninterest-bearing demand deposits.

[The remainder of this page intentionally left blank]

Distribution of Assets, Liabilities & Shareholders' Equity and Yields, Rates & Interest Margin

	For the Year Ended December 31, 2020		
	Average Balance	Interest Income/ Expense	Yields/ Rates
		($ in thousands)	
Assets			
Investment securities:			
Taxable	$3,689,769	$93,163	2.52%
Tax-exempt [(1)]	460,191	15,395	3.35%
Total investments [(1)]	4,149,960	108,558	2.62%
Loans:			
Taxable:			
PPP loans	151,320	6,516	4.31%
Other	1,039,724	51,336	4.94%
Total taxable	1,191,044	57,852	4.86%
Tax-exempt [(1)]	48,100	1,931	4.01%
Total loans [(1)]	1,239,144	59,783	4.82%
Total interest-bearing cash	371,444	1,165	0.31%
Total Interest-earning assets [(1)]	5,760,548	169,506	2.94%
Other assets	413,922		
Total assets	$6,174,470		
Liabilities and shareholders' equity			
Noninterest-bearing demand	$2,538,819	$-	- %
Savings and interest-bearing transaction	2,603,476	1,258	0.05%
Time less than $100,000	91,519	193	0.21%
Time $100,000 or more	72,363	319	0.44%
Total interest-bearing deposits	2,767,358	1,770	0.06%
Securities sold under agreements to repurchase	80,455	53	0.07%
Federal funds purchased	1	-	0.88%
Other borrowed funds	174	1	0.35%
Total interest-bearing liabilities	2,847,988	1,824	0.06%
Other liabilities	76,109		
Shareholders' equity	711,554		
Total liabilities and shareholders' equity	$6,174,470		
Net interest spread [(1) (2)]			2.88%
Net interest and fee income and interest margin [(1) (3)]		$167,682	2.91%

[(1)] Amounts calculated on an FTE basis using the current statutory federal tax rate.
[(2)] Net interest spread represents the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities.
[(3)] Net interest margin is computed by calculating the difference between interest income and expense, divided by the average balance of interest-earning assets. The net interest margin is greater than the net interest spread due to the benefit of noninterest-bearing demand deposits.

[The remainder of this page intentionally left blank]

Summary of Changes in Interest Income and Expense due to Changes in Average Asset & Liability Balances and Yields Earned & Rates Paid

The following tables set forth a summary of the changes in interest income and interest expense due to changes in average assets and liability balances (volume) and changes in average interest yields/rates for the periods indicated. Changes not solely attributable to volume or yields/rates have been allocated in proportion to the respective volume and yield/rate components.

Summary of Changes in Interest Income and Expense

	For the Year Ended December 31, 2022 Compared with For the Year Ended December 31, 2021		
	Volume	Yield/Rate	Total
		(In thousands)	
Increase (decrease) in interest and loan fee income:			
Investment securities:			
Taxable	$20,590	$31,546	$52,136
Tax-exempt [1]	(3,522)	235	(3,287)
Total investments [1]	17,068	31,781	48,849
Loans:			
Taxable:			
PPP loans	(18,610)	13,406	(5,204)
Other	(2,854)	317	(2,537)
Total taxable	(21,464)	13,723	(7,741)
Tax-exempt [1]	(158)	(14)	(172)
Total loans [1]	(21,622)	13,709	(7,913)
Total interest-bearing cash	(219)	6,877	6,658
Total (decrease) increase in interest and loan fee income [1]	(4,773)	52,367	47,594
Increase (decrease) in interest expense:			
Deposits:			
Savings and interest-bearing transaction	98	(33)	65
Time less than $100,000	(13)	26	13
Time $100,000 or more	(26)	(83)	(109)
Total interest-bearing deposits	59	(90)	(31)
Securities sold under agreements to repurchase	(3)	4	1
Total increase (decrease) in interest expense	56	(86)	(30)
(Decrease) increase in net interest and loan fee income [1]	($4,829)	$52,453	$47,624

[1] Amounts calculated on an FTE basis using the current statutory federal tax rate.

[The remainder of this page intentionally left blank]

Summary of Changes in Interest Income and Expense

	For the Year Ended December 31, 2021 Compared with For the Year Ended December 31, 2020		
	Volume	Yield/Rate	Total
		(In thousands)	
Increase (decrease) in interest and loan fee income:			
Investment securities:			
Taxable	$14,588	($1,422)	$13,166
Tax-exempt (1)	(4,926)	208	(4,718)
Total investments (1)	9,662	(1,214)	8,448
Loans:			
Taxable:			
PPP loans	42	1,081	1,123
Other	(2,334)	(626)	(2,960)
Total taxable	(2,292)	455	(1,837)
Tax-exempt (1)	98	(76)	22
Total loans (1)	(2,194)	379	(1,815)
Total interest-bearing cash	1,523	(1,556)	(33)
Total increase (decrease) in interest and loan fee income (1)	8,991	(2,391)	6,600
Increase (decrease) in interest expense:			
Deposits:			
Savings and interest-bearing transaction	216	(29)	187
Time less than $100,000	(17)	(9)	(26)
Time $100,000 or more	(14)	(40)	(54)
Total interest-bearing deposits	185	(78)	107
Securities sold under agreements to repurchase	22	3	25
Other borrowed funds	(1)	-	(1)
Total increase (decrease) in interest expense	206	(75)	131
Increase (decrease) in net interest and loan fee income (1)	$8,785	($2,316)	$6,469

(1) Amounts calculated on an FTE basis using the current statutory federal tax rate.

Provision for Credit Losses

The Company manages credit costs by consistently enforcing conservative underwriting and administration procedures and aggressively pursuing collection efforts with debtors experiencing financial difficulties. The provision for credit losses reflects Management's assessment of credit risk in the loan portfolio and debt securities held to maturity during each of the periods presented.

The Company provided no provision for credit losses in 2022 and 2021 based on Management’s estimate of reserves needed over the remaining life of its loans and investments. The Company provided a provision for credit losses of $4.3 million recorded in 2020. The 2020 provision represented Management’s estimate of additional reserves needed over the remaining life of its loans and investments due to credit-risk from weakened economic conditions caused by the COVID-19 pandemic. For further information regarding credit risk, net credit losses and the allowance for credit losses, see the “Loan Portfolio Credit Risk” and “Allowance for Credit Losses” sections of this Report.

Noninterest Income

Components of Noninterest Income

	For the Years Ended December 31, 2022	2021	2020
		(In thousands)	
Service charges on deposit accounts	$14,490	$13,697	$14,149
Merchant processing services	11,623	11,998	10,208
Debit card fees	7,879	6,859	6,181
Trust fees	3,216	3,311	3,012
ATM processing fees	2,160	2,280	2,273
Other service fees	1,808	1,884	1,837
Financial services commissions	417	356	372
Life insurance gains	930	-	-
Gains on sales of real property	-	-	3,536
Securities gains	-	34	71
Other noninterest income	2,598	2,926	3,998
Total Noninterest Income	$45,121	$43,345	$45,637

Noninterest income in 2022 increased $1.8 million compared with 2021 primarily due to a $1.2 million reconciling payment from a payments network, a $930 thousand life insurance gain and higher fee income on deposit accounts. Higher fee income deposit accounts in 2022 compared with 2021 was primarily attributable to increased fee income from overdrawn deposit accounts. The increases in 2022 compared 2021 were partially offset by decreases in merchant processing service income and other noninterest income.

In 2021, noninterest income decreased $2.3 million compared with 2020 primarily because 2020 results included a $3.5 million gain on the sale of a closed branch building, a $603 thousand recovery in excess of previously charged off loan amounts, and higher service charges on deposit accounts. Decreases in 2021 results, compared with 2020, were partially offset by higher transaction volumes from merchant processing services and debit cards, and increases in trust fees.

Noninterest Expense

Components of Noninterest Expense

	For the Years Ended December 31, 2022	2021	2020
		(In thousands)	
Salaries and related benefits	$46,125	$48,011	$50,749
Occupancy and equipment	19,884	19,139	19,637
Outsourced data processing services	9,684	9,601	9,426
Limited partnership operating losses	5,724	2,620	2,440
Professional fees	2,628	3,253	2,423
Courier service	2,614	2,177	2,001
Other noninterest expense	12,702	13,005	11,890
Total Noninterest Expense	$99,361	$97,806	$98,566

Noninterest expense in 2022 increased $1.6 million compared with 2021. Limited partnership operating losses increased $3.1 million due to higher estimated operating losses on limited partnership investments in low-income housing. Occupancy and equipment expense in 2022 increased primarily due to computer software upgrades. The increase in 2022 compared with 2021 was partially offset by a decrease in salaries and related benefits resulting from attrition. Professional fees decreased in 2022 compared with 2021 due to lower legal fees.

In 2021, noninterest expense decreased $760 thousand compared with 2020. The decrease in salaries and related benefits in 2021 compared with 2020 was attributable to attrition. Occupancy and equipment expenses decreased due to lower depreciation expense. These decreases were partially offset by higher professional fees and other noninterest expense.

Provision for Income Tax

The Company's income tax provision (FTE) was $45.5 million in 2022 compared with $33.2 million in 2021 and $30.0 million in 2020. The effective tax rates (FTE) were 27.2% in 2022 compared with 27.7% in 2021 and 27.2% in 2020. See Note 10 to the consolidated financial statements for additional information related to income taxes.

Investment Securities Portfolio

The Company maintains an investment securities portfolio consisting of securities issued by U.S. Government sponsored entities, state and political subdivisions, corporations, collateralized loan obligations and agency mortgage-backed securities.

Management manages the investment securities portfolio in response to anticipated changes in interest rates, and changes in deposit and loan volumes. The carrying value of the Company's investment securities portfolio was $5.2 billion at December 31, 2022 and $4.9 billion at December 31, 2021. The following table lists debt securities in the Company's portfolio by type as of the indicated dates. Debt securities held to maturity are listed at amortized cost before related reserve for expected credit losses of $1 thousand at December 31, 2022 and $7 thousand at December 31, 2021. Debt securities available for sale are listed at fair value.

	At December 31, 2022		At December 31, 2021	
	Carrying Value	As a percent of total investment securities	Carrying Value	As a percent of total investment securities
	($ in thousands)			
Securities of U.S. Government sponsored entities	$290,853	6%	$ -	- %
Agency residential mortgage-backed securities ("MBS")	390,900	7%	559,358	11%
Obligations of states and political subdivisions	171,212	3%	251,933	5%
Corporate securities	2,821,809	54%	2,746,735	56%
Collateralized loan obligations	1,572,883	30%	1,386,355	28%
Other	-	- %	877	- %
Total	$5,247,657	100%	$4,945,258	100%
Debt securities available for sale	$4,331,743		$4,638,855	
Debt securities held to maturity	915,914		306,403	
Total	$5,247,657		$4,945,258	

Management continually evaluates the Company's investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, liquidity, and the level of interest rate risk to which the Company is exposed. These evaluations may cause Management to change the level of funds the Company deploys into investment securities and change the composition of the Company's investment securities portfolio.

At December 31, 2022, substantially all of the Company's investment securities were investment grade as rated by one or more major rating agencies. In addition to monitoring credit rating agency evaluations, Management performs its own evaluations regarding the credit worthiness of the issuer or the securitized assets underlying asset-backed securities. The Company's procedures for evaluating investments in securities are in accordance with guidance issued by the Board of Governors of the Federal Reserve System, "Investing in Securities without Reliance on Nationally Recognized Statistical Rating Agencies" (SR 12-15) and other regulatory guidance.

The Company had no marketable equity securities at December 31, 2022 and December 31, 2021.

The following table shows the fair value carrying amount of the Company's equity securities and debt securities available for sale as of the dates indicated:

	At December 31, 2022	2021	2020
	(In thousands)		
Debt securities available for sale:			
Securities of U.S. Government sponsored entities	$290,853	$ -	$ -
Agency residential MBS	286,048	411,726	652,952
Securities of U.S. Government entities	-	119	154
Obligations of states and political subdivisions	82,004	93,920	111,010
Corporate securities	2,099,955	2,746,735	2,117,978
Commercial paper	-	-	24,990
Collateralized Loan Obligations	1,572,883	1,386,355	1,156,101
Total debt securities available for sale	$4,331,743	$4,638,855	$4,063,185

The following table sets forth the relative maturities and contractual yields of the Company's debt securities available for sale (stated at fair value) at December 31, 2022. Yields on state and political subdivision securities have been calculated on a fully taxable equivalent basis using the current federal statutory rate. Mortgage-backed securities are shown separately because they are typically paid in monthly installments over a number of years.

Debt Securities Available for Sale Maturity Distribution

	At December 31, 2022					
	Within one year	After one but within five years	After five but within ten years	After ten years	Mortgage-backed	Total
	($ in thousands)					
Securities of U.S. Government sponsored entities	$ -	$16,619	$274,234	$ -	$ -	$290,853
Interest rate	- %	4.13%	3.49%	- %	- %	3.63%
Obligations of states and political subdivisions	8,795	31,406	41,803	-	-	82,004
Interest rate	3.15%	3.25%	2.96%	- %	- %	3.04%
Corporate securities	241,522	500,762	1,357,671	-	-	2,099,955
Interest rate	3.08%	3.47%	2.57%	- %	- %	2.80%
Collaterized loan obligations	-	5,809	896,451	670,623	-	1,572,883
Interest rate	- %	5.99%	5.83%	5.84%	- %	5.83%
Subtotal	250,317	554,596	2,570,159	670,623	-	4,045,695
Interest rate	3.09%	3.51%	3.81%	5.84%	- %	4.04%
MBS	-	-	-	-	286,048	286,048
Interest rate	- %	- %	- %	- %	2.41%	2.41%
Total	$250,317	$554,596	$2,570,159	$670,623	$286,048	$4,331,743
Interest rate	3.09%	3.51%	3.81%	5.84%	2.41%	3.85%

The following table shows the amortized cost carrying amount and fair value before related reserve for expected credit losses of $1 thousand at December 31, 2022 and $7 thousand at December 31, 2021 and $9 thousand at December 31, 2020, of the Company's debt securities held to maturity as of the dates indicated:

	At December 31, 2022	2021	2020
	(In thousands)		
Agency residential MBS	$104,852	$148,390	$241,676
Obligations of states and political subdivisions	89,208	158,013	273,922
Corporate securities	721,854	-	-
Total	$915,914	$306,403	$515,598
Fair value	$873,511	$312,562	$529,687

The following table sets forth the relative maturities and contractual yields of the Company's debt securities held to maturity at December 31, 2022. Yields on state and political subdivision securities have been calculated on a fully taxable equivalent basis using the current federal statutory rate. Mortgage-backed securities are shown separately because they are typically paid in monthly installments over a number of years.

Debt Securities Held to Maturity Maturity Distribution

	At December 31, 2022					
	Within one year	After one but within five years	After five but within ten years	After ten years	Mortgage-backed	Total
	($ in thousands)					
Obligations of states and political subdivisions	$12,676	$74,465	$2,067	$ -	$ -	$89,208
Interest rate	3.84%	3.49%	4.00%	- %	- %	3.54%
Corporate securities	-	87,188	634,666	-	-	721,854
Interest rate	- %	4.08%	4.36%	- %	- %	4.33%
Subtotal	12,676	161,653	636,733	-	-	811,062
Interest rate	3.84%	3.81%	4.36%	- %	- %	4.24%
MBS	-	-	-	-	104,852	104,852
Interest rate	- %	- %	- %	- %	2.09%	2.09%
Total	$12,676	$161,653	$636,733	$ -	$104,852	$915,914
Interest rate	3.84%	3.81%	4.36%	- %	2.09%	3.99%

The Company had corporate securities as shown below at the dates indicated:

	Corporate securities			
	At December 31, 2022		At December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Debt securities available for sale	$2,406,566	$2,099,955	$2,692,792	$2,746,735
Debt securities held to maturity	721,854	687,406	-	-
Total corporate securities	$3,128,420	$2,787,361	$2,692,792	$2,746,735

The following table summarizes total corporate securities by credit rating:

	At December 31, 2022		At December 31, 2021	
	Fair value	As a percent of total corporate securities	Fair value	As a percent of total corporate securities
	($ in thousands)			
AAA	$20,667	1%	$21,400	1%
AA+	19,840	1%	20,479	1%
AA	19,234	1%	19,781	1%
AA-	110,552	4%	105,373	4%
A+	255,381	9%	128,325	5%
A	503,437	18%	539,062	19%
A-	695,865	25%	628,089	23%
BBB+	821,102	29%	797,860	29%
BBB	304,957	11%	474,648	17%
BBB-	36,326	1%	11,718	-%
Total corporate securities	$2,787,361	100%	$2,746,735	100%

[The remainder of this page intentionally left blank]

The following table summarizes total corporate securities by the industry sector in which the issuing companies operate:

	At December 31, 2022		At December 31, 2021	
	Fair value	As a percent of total corporate securities	Fair value	As a percent of total corporate securities
	($ in thousands)			
Financial	$1,539,361	55%	$1,421,317	52%
Utilities	285,016	10%	208,522	7%
Industrial	237,554	9%	217,065	8%
Consumer, Non-cyclical	173,736	6%	271,069	10%
Communications	162,270	6%	161,537	6%
Consumer, Cyclical	103,666	4%	125,686	4%
Technology	101,255	4%	127,853	5%
Basic Materials	98,072	3%	114,964	4%
Energy	86,431	3%	98,722	4%
Total corporate securities	$2,787,361	100%	$2,746,735	100%

The following table summarizes total corporate securities by the location of the issuers' headquarters; all the bonds are denominated in United States dollars:

	At December 31, 2022	
	Fair value	As a percent of total corporate securities
	($ in thousands)	
United States of America	$1,997,328	72%
Canada	192,475	7%
United Kingdom	171,819	6%
Japan	161,804	6%
France	87,781	3%
Switzerland	86,396	3%
Netherlands	33,216	1%
Australia	23,870	1%
Belgium	20,243	1%
Germany	12,429	- %
Total corporate securities	$2,787,361	100%

The following table summarizes the above corporate securities with issuer's headquarters located outside of the United States of America by the industry sector in which the issuing companies operate; all the bonds are denominated in United States dollars:

	At December 31, 2022	
	Fair value	As a percent of total foreign corporate securities
	($ in thousands)	
Financial	$680,956	86%
Consumer, Non-cyclical	32,684	4%
Energy	30,600	4%
Basic Materials	23,870	3%
Consumer, Cyclical	12,429	2%
Utilities	9,494	1%
Total foreign corporate securities	$790,033	100%

The Company's $1.6 billion (fair value) in collateralized loan obligations at December 31, 2022, consist of investments in 169 issues that are within the senior tranches of their respective fund securitization structures. The following table summarizes total collateralized loan obligations by credit rating:

	At December 31, 2022	
	Amortized Cost	Fair Value
	(In thousands)	
AAA	$559,239	$553,673
AA	1,028,087	1,019,210
Total	$1,587,326	$1,572,883

The following tables summarize the total general obligation and revenue bonds issued by states and political subdivisions held in the Company's investment securities portfolios as of the dates indicated, identifying the state in which the issuing government municipality or agency operates.

At December 31, 2022, the Company's investment securities portfolios included securities issued by 142 state and local government municipalities and agencies located within 32 states. The largest exposure to any one municipality or agency was $4.8 million (fair value) represented by three general obligation bonds.

	At December 31, 2022	
	Amortized Cost	Fair Value
	(In thousands)	
Obligations of states and political subdivisions:		
General obligation bonds:		
California	$34,621	$34,252
Washington	11,445	11,332
Texas	8,561	8,405
Massachusetts	8,214	8,073
Michigan	7,126	7,017
Other (23 states)	63,818	62,679
Total general obligation bonds	$133,785	$131,758
Revenue bonds:		
California	$13,917	$13,620
Kentucky	7,605	7,556
Virginia	3,684	3,618
Colorado	3,155	3,124
Washington	2,070	2,068
Other (8 states)	9,016	9,003
Total revenue bonds	$39,447	$38,989
Total obligations of states and political subdivisions	$173,232	$170,747

[The remainder of this page intentionally left blank]

At December 31, 2021, the Company's investment securities portfolios included securities issued by 197 state and local government municipalities and agencies located within 33 states. The largest exposure to any one municipality or agency was $7.4 million (fair value) represented by five general obligation bonds.

	At December 31, 2021	
	Amortized Cost	Fair Value
	(In thousands)	
Obligations of states and political subdivisions:		
General obligation bonds:		
California	$48,332	$49,829
Washington	13,460	13,924
Texas	11,653	12,024
Other (27 states)	110,722	114,132
Total general obligation bonds	$184,167	$189,909
Revenue bonds:		
California	$14,912	$15,208
Kentucky	8,846	9,093
Virginia	7,576	7,809
Colorado	6,158	6,241
Indiana	5,747	5,821
Other (12 states)	20,714	20,934
Total revenue bonds	$63,953	$65,106
Total obligations of states and political subdivisions	$248,120	$255,015

At December 31, 2022 and December 31, 2021, the revenue bonds in the Company's investment securities portfolios were issued by state and local government municipalities and agencies to fund public services such as water utility, sewer utility, recreational and school facilities, and general public and economic improvements. The revenue bonds were payable from 11 revenue sources at December 31, 2022 and 14 revenue sources at December 31, 2021. The revenue sources that represent 5% or more individually of the total revenue bonds are summarized in the following tables.

	At December 31, 2022	
	Amortized Cost	Fair Value
	(In thousands)	
Revenue bonds by revenue source:		
Water	$6,105	$6,115
Lease (renewal)	5,590	5,536
Sewer	5,523	5,480
Lease (appropriation)	4,556	4,518
Special Assessment	4,080	3,788
Lease (abatement)	3,702	3,694
Sales tax	3,185	3,187
Other (4 sources)	6,706	6,671
Total revenue bonds by revenue source	$39,447	$38,989

[The remainder of this page intentionally left blank]

	At December 31, 2021	
	Amortized Cost	Fair Value
	(In thousands)	
Revenue bonds by revenue source:		
Water	$10,123	$10,222
Sewer	8,525	8,828
Sales tax	8,203	8,304
Lease (renewal)	6,969	7,175
Lease (abatement)	6,922	7,010
Lease (appropriation)	4,564	4,618
Special Assessment	4,080	4,197
Intergovernmental Agreement	3,860	3,926
Other (6 sources)	10,707	10,826
Total revenue bonds by revenue source	$63,953	$65,106

See Note 2 to the consolidated financial statements for additional information related to the investment securities.

Loan Portfolio

The Company originates loans with the intent to hold such assets until principal is repaid. Management follows written loan underwriting policies and procedures which are approved by the Bank's Board of Directors. Loans are underwritten following approved underwriting standards and lending authorities within a formalized organizational structure. The Board of Directors also approves independent real estate appraisers to be used in obtaining estimated values for real property serving as loan collateral. Prevailing economic trends and conditions are also taken into consideration in loan underwriting practices.

All loan applications must be for clearly defined legitimate purposes with a determinable primary source of repayment, and as appropriate, secondary sources of repayment. All loans are supported by appropriate documentation such as current financial statements, tax returns, credit reports, collateral information, guarantor asset verification, title reports, appraisals, and other relevant documentation.

During 2020 and the first six months of 2021, the Bank processed customer PPP loan applications as established by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The United States Small Business Administration guarantees PPP loans; given this guarantee, the PPP loans are not considered to have default risk. PPP loans, net of deferred fees and costs, were $586 thousand at December 31, 2022 and $46 million at December 31, 2021.

Commercial loans represent term loans used to acquire durable business assets or revolving lines of credit used to finance working capital. Underwriting practices evaluate each borrower's cash flow as the principal source of loan repayment. Commercial loans are generally secured by the borrower's business assets as a secondary source of repayment. Commercial loans are evaluated for credit-worthiness based on prior loan performance and borrower financial information including cash flow, borrower net worth and aggregate debt. PPP loans are included in commercial loans.

Commercial real estate loans represent term loans used to acquire or refinance real estate to be operated by the borrower in a commercial capacity. Underwriting practices evaluate each borrower's global cash flow as the principal source of loan repayment, independent appraisal of value of the property, and other relevant factors. Commercial real estate loans are generally secured by a first lien on the property as a secondary source of repayment.

Real estate construction loans represent the financing of real estate development. Loan principal disbursements are controlled through the use of project budgets, and disbursements are approved based on construction progress, which is validated by project site inspections. A first lien on the real estate serves as collateral to secure the loan.

Residential real estate loans generally represent first lien mortgages used by the borrower to purchase or refinance a principal residence. For interest-rate risk purposes, the Company offers only fully-amortizing, adjustable-rate mortgages. In underwriting first lien mortgages, the Company evaluates each borrower's ability to repay the loan, an independent appraisal of the value of the property, and other relevant factors. The Company does not offer riskier mortgage products, such as non-amortizing "interest-only" mortgages and "negative amortization" mortgages.

For loans secured by real estate, the Bank requires title insurance to insure the status of its lien and each borrower is obligated to insure the real estate collateral, naming the Company as loss payee, in an amount sufficient to repay the principal amount outstanding in the event of a property casualty loss.

Consumer installment and other loans are predominantly comprised of indirect automobile loans with underwriting based on credit history and scores, personal income, debt service capacity, and collateral values.

Loan volumes have declined due to payoffs and problem loan workout activities, particularly with purchased loans, and reduced volumes of loan originations. The Company did not take an aggressive posture relative to loan portfolio growth during the post-recession period of historically low interest rates. Management increased investment securities as loan volumes declined.

The following table shows the composition of the loan portfolio of the Company by type of loan and type of borrower, on the dates indicated:

Loan Portfolio

	At December 31,				
	2022	2021	2020	2019	2018
	(In thousands)				
PPP loans	$586	$45,888	$186,945	$ -	$ -
Other commercial	169,031	187,202	207,861	222,085	275,080
Total commercial	169,617	233,090	394,806	222,085	275,080
Commercial real estate	491,107	535,261	564,300	578,758	580,480
Construction	3,088	48	129	1,618	3,982
Residential real estate	13,834	18,133	23,471	32,748	44,866
Consumer installment and other	280,842	281,594	273,537	291,455	302,794
Total loans	$958,488	1,068,126	1,256,243	1,126,664	1,207,202

The following table shows the maturity distribution and interest rate sensitivity of loans at December 31, 2022. There were no loans with a remaining maturity of over fifteen years as of December 31, 2022.

Loan Maturity Distribution

	At December 31, 2022			
	Within One Year	One to Five Years	Five to Fifteen Years	Total
	(In thousands)			
Commercial	$54,580	$62,705	$52,332	$169,617
Commercial real estate	95,529	216,927	178,651	491,107
Construction	3,088	-	-	3,088
Residential real estate	4,187	5,681	3,966	13,834
Consumer and other installment	78,440	188,050	14,352	280,842
Total	$235,824	$473,363	$249,301	$958,488
Loans with fixed interest rates	147,496	246,411	15,849	409,756
Loans with floating or adjustable interest rates	88,328	226,952	233,452	548,732
Total	$235,824	$473,363	$249,301	$958,488

Commitments and Letters of Credit

The Company issues formal commitments on lines of credit to well-established and financially responsible commercial enterprises. Such commitments can be either secured or unsecured and are typically in the form of revolving lines of credit for seasonal working capital needs. Occasionally, such commitments are in the form of letters of credit to facilitate the customers' particular business transactions. Commitment fees are generally charged for commitments and letters of credit. Commitments on lines of credit and letters of credit typically mature within one year. For further information, see the accompanying notes to the consolidated financial statements.

Loan Portfolio Credit Risk

The Company extends loans to commercial and consumer customers which expose the Company to the risk that the borrowers will default, causing loss. The Company's lending activities are exposed to various qualitative risks. All loan segments are exposed to risks inherent in the economy and market conditions. Significant risk characteristics related to the commercial loan segment include the borrowers' business performance and financial condition, and the value of collateral for secured loans. Significant risk characteristics related to the commercial real estate segment include the borrowers' business performance and the value of properties collateralizing the loans. Significant risk characteristics related to the construction loan segment include the borrowers' performance in successfully developing the real estate into the intended purpose and the value of the property collateralizing the loans. Significant risk characteristics related to the residential real estate segment include the borrowers' financial wherewithal to service the mortgages and the value of the property collateralizing the loans. Significant risk characteristics related to the consumer loan segment include the financial condition of the borrowers and the value of collateral securing the loans.

During 2020 and the first six months of 2021, the Bank processed customer PPP loan applications pursuant to the CARES Act. The United States Small Business Administration guarantees PPP loans; given this guarantee, the PPP loans are not considered to have default risk and do not carry an allowance for credit losses. The outstanding balances of PPP loans, net of deferred fees and costs, were $586 thousand at December 31, 2022.

The preparation of the financial statements requires Management to estimate the amount of expected losses in the loan portfolio and establish an allowance for credit losses. The allowance for credit losses is maintained by assessing or reversing a provision for credit losses through the Company's earnings. In estimating credit losses, Management must exercise judgment in evaluating information deemed relevant, such as financial information regarding individual borrowers, overall loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing economic conditions and other information. The amount of ultimate losses on the loan portfolio can vary from the estimated amounts. Management follows a systematic methodology to estimate loss potential in an effort to reduce the differences between estimated and actual losses.

The Company closely monitors the markets in which it conducts its lending operations and follows a strategy to control exposure to loans with high credit risk. The Bank's organizational structure separates the functions of business development and loan underwriting; Management believes this segregation of duties avoids inherent conflicts of combining business development and loan approval functions. In measuring and managing credit risk, the Company adheres to the following practices:

- The Bank maintains a Loan Review Department which reports directly to the audit committee of the Board of Directors. The Loan Review Department performs independent evaluations of loans to challenge the credit risk grades assigned by Management, using grading standards employed by bank regulatory agencies. Those loans judged to carry higher risk attributes are referred to as "classified loans." Classified loans receive elevated Management attention in order to maximize collection.

- The Bank maintains two loan administration offices whose sole responsibility is to manage and collect classified loans.

Classified loans with higher levels of credit risk are further designated as "nonaccrual loans." Management places classified loans on nonaccrual status when full collection of contractual interest and principal payments is in doubt. Uncollected interest previously accrued on loans placed on nonaccrual status is reversed as a charge against interest income. The Company does not accrue interest income on loans following placement on nonaccrual status. Interest payments received on nonaccrual loans are applied to reduce the carrying amount of the loan unless the carrying amount is well secured by loan collateral. "Nonperforming assets" include nonaccrual loans, loans 90 or more days past due and still accruing, and repossessed loan collateral (commonly referred to as "Other Real Estate Owned").

[The remainder of this page intentionally left blank]

Nonperforming Assets

	At December 31,				
	2022	2021	2020	2019	2018
	(In thousands)				
Nonperforming nonaccrual loans	$146	$265	$526	$659	$998
Performing nonaccrual loans	-	427	3,803	3,781	3,870
Total nonaccrual loans	146	692	4,329	4,440	4,868
Accruing loans 90 or more days past due	628	339	450	440	551
Total nonperforming loans	774	1,031	4,779	4,880	5,419
Other real estate owned	-	-	-	43	350
Total nonperforming assets	$774	$1,031	$4,779	$4,923	$5,769

At December 31, 2022, nonaccrual loans consisted of six loans with an average carrying value of $24 thousand.

Management believes the overall credit quality of the loan portfolio is reasonably stable; however, classified and nonperforming assets could fluctuate from period to period. The performance of any individual loan can be affected by external factors such as the interest rate environment, economic conditions, pandemics, and collateral values or factors particular to the borrower. No assurance can be given that additional increases in nonaccrual and delinquent loans will not occur in the future.

Allowance for Credit Losses

The following table summarizes allowance for credit losses at the dates indicated:

	At December 31,	
	2022	2021
	(In thousands)	
Allowance for Credit Losses on Loans	$20,284	$23,514
Allowance for Credit Losses on Held to Maturity Debt Securities	1	7
Total Allowance for Credit Losses	$20,285	$23,521
Allowance for unfunded credit commitments	$201	$201

Allowance for Credit Losses on Debt Securities Held to Maturity

Management segmented debt securities held to maturity, selected methods to estimate losses for each segment, and measured a loss estimate. Agency mortgage-backed securities were assigned no credit loss allowance due to the perceived backing of government sponsored entities. Corporate securities held to maturity were individually evaluated for expected credit loss by evaluating the issuer's financial condition, profitability, cash flows, and credit ratings. At December 31, 2022, no credit loss allowance was assigned to corporate securities held to maturity. Municipal securities were evaluated for risk of default based on credit rating and remaining term to maturity using Moody's risk of default factors; Moody's loss upon default factors were applied to the assumed defaulted principal amounts to estimate the amount for credit loss allowance. Allowance for credit losses related to debt securities held to maturity was $1 thousand credit loss related to municipal securities at December 31, 2022 and $7 thousand at December 31, 2021, reflecting the expected credit losses on debt securities held to maturity.

Allowance for Credit Losses on Loans

The Company's allowance for credit losses on loans represents Management's estimate of forecasted credit losses in the loan portfolio based on the current expected credit loss model. In evaluating credit risk for loans, Management measures the loss potential of the carrying value of loans. As described above, payments received on nonaccrual loans may be applied against the principal balance of the loans until such time as full collection of the remaining recorded balance is expected.

The Company extends loans to commercial and consumer customers primarily in Northern and Central California. These lending activities expose the Company to the risk borrowers will default, causing loan losses. The Company's lending activities are exposed to various qualitative risks. All loan segments are exposed to risks inherent in the economy and market conditions. Significant risk characteristics related to the commercial loan segment include the borrowers' business performance and financial condition, and the value of collateral for secured loans. Significant risk characteristics related to the commercial real estate segment include the

borrowers' business performance and the value of properties collateralizing the loans. Significant risk characteristics related to the construction loan segment include the borrowers' performance in successfully developing the real estate into the intended purpose and the value of the property collateralizing the loans. Significant risk characteristics related to the residential real estate segment include the borrowers' financial wherewithal to service the mortgages and the value of the property collateralizing the loans. Significant risk characteristics related to the consumer loan segment include the financial condition of the borrowers and the value of collateral securing the loans.

The preparation of these financial statements requires Management to estimate the amount of expected losses over the expected contractual life of the Bank's existing loan portfolio and establish an allowance for credit losses. Loan agreements generally include a maturity date, and the Company considers the contractual life of a loan agreement to extend from the date of origination to the contractual maturity date. In estimating credit losses, Management must exercise significant judgment in evaluating information deemed relevant. The amount of ultimate losses on the loan portfolio can vary from the estimated amounts. Management follows a systematic methodology to estimate loss potential in an effort to reduce the differences between estimated and actual losses.

The allowance for credit losses is established through provisions for credit losses charged to income. Losses on loans are charged to the allowance for credit losses when all or a portion of the recorded amount of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized. The Company's allowance for credit losses is maintained at a level considered adequate to provide for expected losses based on historical loss rates adjusted for current and expected conditions over a forecast period. These include conditions unique to individual borrowers, as well as overall credit loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing economic conditions, or credit protection agreements and other factors.

Loans that share common risk characteristics are segregated into pools based on common characteristics, which is primarily determined by loan, borrower, or collateral type. Historical loss rates are determined for each pool. For consumer installment loans, primarily secured by automobiles, historical loss rates are determined using a vintage methodology, which tracks losses based on period of origination. For commercial, construction, and commercial real estate, historical loss rates are determined using an open pool methodology where losses are tracked over time for all loans included in the pool at the historical measurement date. Historical loss rates are adjusted for factors that are not reflected in the historical loss rates that are attributable to national or local economic or industry trends which have occurred but have not yet been recognized in past loan charge-off history, estimated losses based on management's reasonable and supportable expectation of economic trends over a forecast horizon of up to two years, and other factors that impact credit loss expectations that are not reflected in the historical loss rates. Other factors include, but are not limited to, the effectiveness of the Company's loan review system, adequacy of lending Management and staff, loan policies and procedures, problem loan trends, and concentrations of credit. At the end of the two-year forecast period loss rates revert immediately to the historical loss rates. The results of this analysis are applied to the amortized cost of the loans included within each pool.

Loans that do not share risk characteristics with other loans in the pools are evaluated individually. A loan is considered 'collateral-dependent' when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. A credit loss reserve for collateral-dependent loans is established at the difference between the amortized cost basis in the loan and the fair value of the underlying collateral adjusted for costs to sell. For other individually evaluated loans that are not collateral dependent, a credit loss reserve is established at the difference between the amortized cost basis in the loan and the present value of expected future cash flows discounted at the loan's effective interest rate. The impact of an expected TDR modification is included in the allowance for credit losses when management determines a TDR modification is likely.

Accrued interest is recorded in other assets and is excluded from the estimation of expected credit loss. Accrued interest is reversed through interest income when amounts are determined to be uncollectible, which generally occurs when the underlying receivable is placed on nonaccrual status or charged off.

[The remainder of this page intentionally left blank]

The following table summarizes the allowance for credit losses, chargeoffs and recoveries for the periods indicated. The allowance for loan losses for 2018 and 2019 is shown under legacy GAAP.

	At and For the Years Ended December 31,				
	2022	**2021**	**2020**	**2019**	**2018**
			($ in thousands)		
Analysis of the Allowance for Credit Losses					
Balance, end of prior period	$23,514	$23,854	$19,484	$21,351	$23,009
Adoption of ASU 2016-13	-	-	2,017	-	-
Balance, beginning of period	23,514	23,854	21,501	21,351	23,009
Provision for (reversal of) credit losses on loans	6	2	4,307	-	-
Loans charged off:					
Commercial	(20)	(56)	(236)	(97)	(513)
Commercial real estate	-	-	-	-	(240)
Consumer and other installment	(6,205)	(3,192)	(3,963)	(4,473)	(4,124)
Total chargeoffs	(6,225)	(3,248)	(4,199)	(4,570)	(4,877)
Recoveries of loans previously charged off:					
Commercial	376	228	351	768	1,447
Commercial real estate	62	743	49	196	-
Consumer and other installment	2,551	1,935	1,845	1,739	1,772
Total recoveries	2,989	2,906	2,245	2,703	3,219
Net loan losses	(3,236)	(342)	(1,954)	(1,867)	(1,658)
Balance, end of period	$20,284	$23,514	$23,854	$19,484	$21,351
Net loan losses as a percentage of average loans	0.32%	0.03%	0.16%	0.16%	0.14%
Selected financial data:					
Loans	$958,488	$1,068,126	$1,256,243	$1,126,664	$1,207,202
Nonaccrual loans	146	692	4,329	4,440	4,868
Allowance for credit losses as a percentage of loans	2.12%	2.20%	1.90%	1.73%	1.77%
Nonaccrual loans as a percentage of loans	0.02%	0.06%	0.34%	0.39%	0.40%
Allowance for credit losses to nonaccrual loans	13893.15%	3397.98%	551.03%	438.83%	438.60%

The following table summarizes net (chargeoffs) recoveries and the ratio of net charge-offs (recoveries) to average loans for the periods indicated:

	For the Years ended December 31,					
	2022		2021		2020	
	Net (chargeoffs) Recoveries	As a percentage of Net chargeoffs (recoveries) to Average loans	Net (chargeoffs) Recoveries	As a percentage of Net chargeoffs (recoveries) to Average loans	Net (chargeoffs) Recoveries	As a percentage of Net chargeoffs (recoveries) to Average loans
			($ in thousands)			
Commercial	$356	(0.19)%	$172	(0.05)%	$115	(0.03)%
Commercial real estate	62	(0.01)%	743	(0.14)%	49	(0.01)%
Construction	-	- %	-	- %	-	- %
Residential real estate	-	- %	-	- %	-	- %
Consumer and other installment	(3,654)	1.29%	(1,257)	0.45%	(2,118)	0.76%
Total	($3,236)	0.32%	($342)	0.03%	($1,954)	0.16%

The Company's allowance for credit losses on loans is maintained at a level considered adequate to provide for expected losses based on historical loss rates adjusted for current and expected conditions over a forecast period. These include conditions unique to individual borrowers, as well as overall loan loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing and forecasted economic conditions, or credit protection agreements and other factors. Loans that share common risk characteristics are segregated into pools based on common characteristics, which is primarily determined by loan, borrower, or collateral type. Historical loss rates are determined for each pool. Loans that do not share risk characteristics with other loans in the pools are evaluated individually. See Note 1 to the consolidated financial statements for additional information.

[The remainder of this page intentionally left blank]

The following table presents the allocation of the allowance for credit losses as of December 31 for the periods indicated. The allowance for loan losses for 2018 and 2019 is shown under legacy GAAP.

	At December 31,									
	2022		2021		2020		2019		2018	
	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans	Allocation of the Allowance Balance	Loans as Percent of Total Loans
	($ in thousands)									
Commercial	$6,138	18%	$6,966	22%	$9,205	31%	$4,959	20%	$6,311	23%
Commercial real estate	5,888	51%	6,529	50%	5,660	45%	4,064	51%	3,884	48%
Construction	150	- %	2	- %	6	- %	109	- %	1,465	- %
Residential real estate	32	2%	45	2%	47	2%	206	3%	869	4%
Consumer installment and other	8,076	29%	9,972	26%	8,936	22%	6,445	26%	5,645	25%
Unallocated portion	-	- %	-	- %	-	- %	3,701	- %	3,177	- %
Total	$20,284	100%	$23,514	100%	$23,854	100%	$19,484	100%	$21,351	100%

	Allowance for Credit Losses For the Year Ended Decmber 31, 2022					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
	(In thousands)					
Allowance for credit losses:						
Balance at beginning of period	$6,966	$6,529	$2	$45	$9,972	$23,514
(Reversal) provision	(1,184)	(703)	148	(13)	1,758	6
Chargeoffs	(20)	-	-	-	(6,205)	(6,225)
Recoveries	376	62	-	-	2,551	2,989
Total allowance for credit losses	$6,138	$5,888	$150	$32	$8,076	$20,284

Management considers the $20.3 million allowance for credit losses on loans to be adequate as a reserve against current expected credit losses in the loan portfolio as of December 31, 2022.

See Note 3 to the consolidated financial statements for additional information related to the loan portfolio, loan portfolio credit risk, and allowance for credit losses.

Climate-Related Financial Risk

Climate change presents risk to the Company, our critical vendors and our customers. Our risk management practices incorporate the challenges brought about by climate change. The operations conducted in our centralized facilities and branch locations can be disrupted by acute physical risks such as flooding and windstorms, and by chronic physical risks such as rising sea levels, sustained higher temperatures, drought, and increased wildfires. Over the intermediate and longer-term, the Company can be subject to transition risks such as market demand, and policy and law changes.

None of the Company's physical locations are located near sea level, and only a limited number of branches are located in flood zones. Our principal electricity supplier reports a Power Content Label of 100% greenhouse gas free using the California Energy Commission's methodology. Our principal information technology vendor's goal is to achieve 100% carbon neutrality for Scope 1 and 2 greenhouse gas emissions by 2025. The Company and its critical vendors maintain property and casualty insurance, and maintain and regularly test disaster recovery plans, which include redundant operational locations and power sources. The Company's operations do not use a significant amount of water in producing our products and services.

The Company monitors the climate risks of our loan customers. Borrowers with real estate loan collateral located in flood zones must carry flood insurance under the loans' terms. The Company has $21 million in loans to agricultural borrowers; Management continuously monitors these customers' access to adequate water sources as well as their ability to sustain low crop yields without encountering financial hardship. The Company makes automobile loans; changes in consumer demand, or governmental laws or policies, regarding gasoline, electric and hybrid vehicles is not considered a risk to the Company's automobile lending practices.

The Company considers climate risk in its underwriting of corporate bonds, and avoids purchasing bonds of issuers, which, in Management's judgement, have elevated climate risk.

While the Company follows risk management practices related to climate risk, financial losses could occur in the future.

Asset/Liability and Market Risk Management

Asset/liability management involves the evaluation, monitoring and management of interest rate risk, market risk, liquidity and funding. The fundamental objective of the Company's management of assets and liabilities is to maximize its economic value while maintaining adequate liquidity and a conservative level of interest rate risk.

Interest Rate Risk

Interest rate risk is a significant market risk affecting the Company. Many factors affect the Company's exposure to interest rates, such as general economic and financial conditions, customer preferences, historical pricing relationships, and re-pricing characteristics of financial instruments. Financial instruments may mature or re-price at different times. Financial instruments may re-price at the same time but by different amounts. Short-term and long-term market interest rates may change by different amounts. The timing and amount of cash flows of various financial instruments may change as interest rates change. In addition, the changing levels of interest rates may have an impact on bond portfolio volumes, accumulated other comprehensive (loss) income, loan demand and demand for various deposit products.

The Company's earnings are affected not only by general economic conditions, but also by the monetary and fiscal policies of the United States government and its agencies, particularly the FOMC. The monetary policies of the FOMC can influence the overall demand for loans and growth of deposits and the level of interest rates earned on loans and investment securities and paid for deposits and other borrowings. The nature and impact of future changes in monetary policies are generally not predictable.

Management attempts to manage interest rate risk while enhancing the net interest margin and net interest income. At times, depending on expected increases or decreases in market interest rates, the relationship between long and short-term interest rates, market conditions and competitive factors, Management may adjust the Company's interest rate risk position. The Company's results of operations and net portfolio values remain subject to changes in interest rates and to fluctuations in the difference between long, intermediate, and short-term interest rates.

Management monitors the Company's interest rate risk using a purchased simulation model, which is periodically assessed using supervisory guidance issued by the Board of Governors of the Federal Reserve System, SR 11-7 "Guidance on Model Risk Management." Management measures its exposure to interest rate risk using a dynamic composition simulation and static simulation. Within the dynamic composition simulation, Management makes assumptions regarding the expected change in the volume of financial instruments given the assumed change in market interest rates. Within the static simulation, cash flows are assumed redeployed into like financial instruments at prevailing rates and yields, except cash flows from PPP loans are reinvested into interest-bearing cash. Both simulations are used to measure expected changes in net interest income assuming various levels of change in market interest rates.

The Company's asset and liability position was "asset sensitive" at December 31, 2022, based on the interest rate assumptions applied to the simulation model. An "asset sensitive" position results in a larger change in interest income than in interest expense resulting from application of assumed interest rate changes.

At December 31, 2022, Management's most recent measurements of estimated changes in net interest income were:

Dynamic Simulation (balance sheet composition changes):			
Assumed Change in Interest Rates Over 1 Year	-1.00%	+1.00%	+2.00%
First Year Change in Net Interest Income	+0.3%	+2.7%	+5.1%
Static Simulation (balance sheet composition unchanged):			
Assumed Immediate Change in Interest Rates	-1.00%	+1.00%	+2.00%
First Year Change in Net Interest Income	-7.6%	+6.7%	+12.9%

Simulation estimates depend on, and will change with, the size and mix of the actual and projected composition of financial instruments at the time of each simulation. Assumptions made in the simulation may not materialize and unanticipated events and circumstances may occur. In addition, the simulation does not take into account any future actions Management may undertake to mitigate the impact of interest rate changes, loan prepayment estimates and spread relationships, which may change regularly.

The Company does not currently engage in trading activities or use derivative instruments to manage interest rate risk, even though such activities may be permitted with the approval of the Company's Board of Directors.

Market Risk - Equity Markets

Equity price risk can affect the Company. Preferred or common stock holdings, as permitted by banking regulations, can fluctuate in value. Changes in value of preferred or common stock holdings are recognized in the Company's income statement.

Fluctuations in the Company's common stock price can impact the Company's financial results in several ways. First, the Company has at times repurchased and retired its common stock; the market price paid to retire the Company's common stock affects the level of the Company's shareholders' equity, cash flows and shares outstanding. Second, the Company's common stock price impacts the number of dilutive equivalent shares used to compute diluted earnings per share. Third, fluctuations in the Company's common stock price can motivate holders of options to purchase Company common stock through the exercise of such options thereby increasing the number of shares outstanding and potentially adding volatility to the book tax provision. Finally, the amount of compensation expense and tax deductions associated with share based compensation fluctuates with changes in and the volatility of the Company's common stock price.

Market Risk - Other

Market values of loan collateral can directly impact the level of loan chargeoffs and the provision for credit losses. The financial condition and liquidity of debtors issuing bonds and debtors whose mortgages or other obligations are securitized can directly impact the credit quality of the Company’s investment securities portfolio requiring the Company to establish or increase reserves for expected credit losses. Other types of market risk, such as foreign currency exchange risk, are not significant in the normal course of the Company's business activities.

Liquidity and Funding

The objective of liquidity management is to manage cash flow and liquidity reserves so that they are adequate to fund the Bank's operations and meet obligations and other commitments on a timely basis and at a reasonable cost. The Bank achieves this objective through the selection of asset and liability maturity mixes that it believes best meet its needs. The Bank's liquidity position is enhanced by its ability to raise additional funds as needed by selling debt securities available-for-sale or borrowing in the wholesale markets.

In recent years, the Bank's deposit base has provided the majority of the Bank's funding requirements. This relatively stable and low-cost source of funds, along with shareholders' equity, provided 97% of funding for average total assets in the years ended December 31, 2022 and December 31, 2021. The stability of the Bank’s funding from customer deposits is in part reliant on the confidence clients have in the Bank. The Bank places a very high priority in maintaining this confidence through conservative credit and capital management practices and by maintaining an appropriate level of liquidity.

Liquidity is further provided by assets such as balances held at the Federal Reserve Bank, investment securities, and amortizing loans. The Bank's investment securities portfolio provides a substantial secondary source of liquidity. The Bank held $5.2 billion in total investment securities at December 31, 2022. Under certain deposit, borrowing and other arrangements, the Bank must hold and pledge investment securities as collateral. At December 31, 2022, such collateral requirements totaled approximately $1.2 billion. At December 31, 2022, the Company had lines of credit for overnight borrowings from corresponding banks totaling $100 million. Additionally, the Company had access to borrowing from the Federal Reserve up to $225 million based on the collateral pledged at December 31, 2022. There were no outstanding amounts under the above-mentioned borrowings at December 31, 2022.

Liquidity risk can result from the mismatching of asset and liability cash flows, or from disruptions in the financial markets. The Bank performs liquidity stress tests on a periodic basis to evaluate the sustainability of its liquidity. Under the stress testing, the Bank assumes outflows of funds increase beyond expected levels. Measurement of such heightened outflows considers the composition of the Bank’s deposit base, including any concentration of deposits, non-deposit funding such as short-term borrowings, and unfunded lending commitments. The Bank evaluates its stock of highly liquid assets to meet the assumed higher levels of outflows. Highly liquid assets include cash and amounts due from other banks from daily transaction settlements, reduced by branch cash needs and Federal Reserve Bank reserve requirements, and investment securities based on regulatory risk-weighting guidelines. Based on the results of the most recent liquidity stress test, Management is satisfied with the liquidity condition of the Bank. However, no assurance can be given the Bank will not experience a period of reduced liquidity.

Management continually monitors the Bank’s cash levels. Loan demand from credit worthy borrowers will be dictated by economic and competitive conditions. The Bank aggressively solicits non-interest bearing demand deposits and money market checking deposits, which are the least sensitive to changes in interest rates. The growth of these deposit balances is subject to heightened competition, the success of the Bank's sales efforts, delivery of superior customer service, new regulations and market conditions.

The Bank does not aggressively solicit higher-costing time deposits. Changes in interest rates, most notably rising interest rates or increased consumer spending, could impact deposit volumes. Depending on economic conditions, interest rate levels, liquidity management and a variety of other conditions, deposit growth may be used to fund loans or purchase investment securities. However, due to possible volatility in economic conditions, competition and political uncertainty, loan demand and levels of customer deposits are not certain. Shareholder dividends are expected to continue subject to the Board's discretion and continuing evaluation of capital levels, earnings, asset quality and other factors.

Westamerica Bancorporation ("Parent Company") is a separate entity apart from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Parent Company is responsible for the payment of dividends declared for its shareholders, and interest and principal on any outstanding debt. The Parent Company currently has no debt. Substantially all of the Parent Company's revenues are obtained from subsidiary dividends and service fees.

The Bank's dividends paid to the Parent Company, proceeds from the exercise of stock options, and Parent Company cash balances provided adequate cash for the Parent Company to pay shareholder dividends of $45 million in the year ended December 31, 2022 and $44 million in the year ended December 31, 2021 and retire common stock in the amounts of $218 thousand and $232 thousand, respectively. Payment of dividends to the Parent Company by the Bank is limited under California and Federal laws. The Company believes these regulatory dividend restrictions will not have an impact on the Parent Company's ability to meet its ongoing cash obligations.

Capital Resources

The Company has historically generated high levels of earnings, which provide a means of accumulating capital. The Company's net income as a percentage of average shareholders' equity ("return on equity" or "ROE") was 15.2% for the year ended December 31, 2022 and 11.5% for the year ended December 31, 2021. The Company also raises capital as employees exercise stock options. Capital raised through the exercise of stock options was $2.3 million in the year ended December 31, 2022 and $3.0 million in the year ended December 31, 2021.

The Company paid common dividends totaling $45 million in the year ended December 31, 2022 and $44 million in the year ended December 31, 2021, which represent dividends per common share of $1.68 and $1.65, respectively. The Company's earnings have historically exceeded dividends paid to shareholders. The amount of earnings in excess of dividends provides the Company resources to finance growth and maintain appropriate levels of shareholders' equity. In the absence of profitable growth opportunities, the Company has at times repurchased and retired its common stock as another means to return capital to shareholders. The Company repurchased and retired 3 thousand shares valued at $218 thousand in the year ended December 31, 2022 and 4 thousand shares valued at $232 thousand in the year ended December 31, 2021.

The Company's primary capital resource is shareholders' equity, which was $602 million at December 31, 2022 compared with $827 million at December 31, 2021. The Company's ratio of equity to total assets was 8.7% at December 31, 2022 and 11.1% at December 31, 2021.

The Company performs capital stress tests on a periodic basis to evaluate the sustainability of its capital. Under the stress testing, the Company assumes various scenarios such as deteriorating economic and operating conditions, and unanticipated asset devaluations. The Company measures the impact of these scenarios on its earnings and capital. Based on the results of the most recent stress tests, Management is satisfied with the capital condition of the Bank and the Company. However, no assurance can be given the Bank or Company will not experience a period of reduced earnings or a reduction in capital from unanticipated events and circumstances.

[The remainder of this page intentionally left blank]

Capital to Risk-Adjusted Assets

The capital ratios for the Company and the Bank under current regulatory capital standards are presented in the tables below, on the dates indicated. For Common Equity Tier I Capital, Tier 1 Capital and Total Capital, the minimum percentage required for regulatory capital adequacy purposes include a 2.5% "capital conservation buffer."

	At December 31, 2022		Required for Capital Adequacy Purposes	To Be Well-capitalized Under Prompt Corrective Action Regulations (Bank)
	Company	Bank		
Common Equity Tier I Capital	15.22%	12.37%	7.00%	6.50%
Tier I Capital	15.22%	12.37%	8.50%	8.00%
Total Capital	15.64%	12.93%	10.50%	10.00%
Leverage Ratio	10.18%	8.26%	4.00%	5.00%

	At December 31, 2021		Required for Capital Adequacy Purposes	To Be Well-capitalized Under Prompt Corrective Action Regulations (Bank)
	Company	Bank		
Common Equity Tier I Capital	14.93%	12.48%	7.00%	6.50%
Tier I Capital	14.93%	12.48%	8.50%	8.00%
Total Capital	15.47%	13.17%	10.50%	10.00%
Leverage Ratio	9.06%	7.55%	4.00%	5.00%

The Company and the Bank routinely project capital levels by analyzing forecasted earnings, credit quality, shareholder dividends, asset volumes, share repurchase activity, stock option exercise proceeds, and other factors. Based on current capital projections, the Bank expects to maintain regulatory capital levels in excess of the minimum required to be considered well-capitalized under the prompt corrective action framework. The Company expects to continue paying quarterly dividends to shareholders. No assurance can be given that changes in capital management plans will not occur.

[The remainder of this page intentionally left blank]

Deposit Categories

The Company primarily attracts deposits from local businesses and professionals, as well as through retail savings and checking accounts, and, to a more limited extent, certificates of deposit. The following table summarizes the Company's average daily amount of deposits and the rates paid for the periods indicated:

Deposit Distribution and Average Rates Paid

	For the Years Ended December 31,								
	2022			2021			2020		
	Average Balance	Percentage of Total Deposits	Rate	Average Balance	Percentage of Total Deposits	Rate	Average Balance	Percentage of Total Deposits	Rate
	($ In thousands)								
Noninterest-bearing demand	$3,018,350	47.0%	- %	$2,897,244	47.5%	- %	$2,538,819	47.8%	- %
Interest bearing:									
Transaction	1,289,956	20.1%	0.03%	1,208,269	19.8%	0.03%	1,008,758	19.0%	0.03%
Savings	1,967,902	30.7%	0.06%	1,842,590	30.2%	0.06%	1,594,718	30.1%	0.06%
Time less than $100 thousand	77,007	1.2%	0.23%	83,580	1.4%	0.20%	91,519	1.7%	0.21%
Time $100 thousand or more	62,411	1.0%	0.25%	69,165	1.1%	0.38%	72,363	1.4%	0.44%
Total (1)	$6,415,626	100.0%	0.05%	$6,100,848	100.0%	0.06%	$5,306,177	100.0%	0.06%

(1) The rates for total deposits were calculated using the average balances of interest-bearing deposits.

The Company's strategy includes building the value of its deposit base by building balances of lower-costing deposits and avoiding reliance on higher-costing time deposits. Average balances of higher costing time deposits declined 15% to $139 million from 2020 to 2022. The Company's average balances of checking and savings accounts represented 98% of average balances of total deposits in 2022 compared with 97% in 2021 and 2020. Estimated uninsured deposits were $2.9 billion at December 31, 2022 and $3.1 billion at December 31, 2021.

Total time deposits were $131 million and $144 million at December 31, 2022 and December 31, 2021, respectively. The following table sets forth, by time remaining to maturity, the Company's total domestic time deposits. The Company has no foreign time deposits.

Time Deposits Maturity Distribution

	At December 31, 2022
	(In thousands)
2023	$98,771
2024	18,844
2025	7,764
2026	2,511
2027	2,833
Thereafter	32
Total	$130,755

The standard FDIC deposit insurance amount is $250,000 per depositor, for each account ownership category. The following table shows the time remaining to maturity of the Company's time deposits with a balance greater than $250,000:

	At December 31, 2022
	(In thousands)
Three months or less	$8,989
Over three through six months	2,362
Over six through twelve months	4,962
Over twelve months	5,747
Total	$22,060

Short-term Borrowings

The following table sets forth the short-term borrowings of the Company:

Short-Term Borrowings Distribution

	At December 31,		
	2022	2021	2020
		(In thousands)	
Securities sold under agreements to repurchase the securities	$57,792	$146,246	$102,545
Total short-term borrowings	$57,792	$146,246	$102,545

Further detail of federal funds purchased and other borrowed funds is as follows:

	For the Years Ended December 31,		
	2022	2021	2020
		($ in thousands)	
Federal funds purchased balances and rates paid on outstanding amount:			
Average balance for the year	$1	$1	$1
Maximum month-end balance during the year	-	-	-
Average interest rate for the year	4.68%	0.87%	0.88%
Average interest rate at period end	- %	- %	- %
Securities sold under agreements to repurchase the securities balances and rates paid on outstanding amount:			
Average balance for the year	$109,282	$114,266	$80,455
Maximum month-end balance during the year	257,560	146,552	110,846
Average interest rate for the year	0.07%	0.07%	0.07%
Average interest rate at period end	0.06%	0.07%	0.07%
PPPLF balances and rates paid on outstanding amount:			
Average balance for the year	$ -	$53	$174
Maximum month-end balance during the year	-	-	-
Average interest rate for the year	- %	0.35%	0.35%
Average interest rate at period end	- %	- %	- %

Financial Ratios

The following table shows key financial ratios for the periods indicated:

	At and For the Years Ended December 31,		
	2022	2021	2020
Return on average total assets	1.65%	1.23%	1.30%
Return on average common shareholders' equity	15.21%	11.52%	11.30%
Average shareholders' equity as a percentage of:			
Average total assets	10.83%	10.66%	11.52%
Average total loans	80.41%	62.81%	57.42%
Average total deposits	12.51%	12.30%	13.41%
Common dividend payout ratio	37%	51%	55%

[The remainder of this page intentionally left blank]

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not currently engage in trading activities or use derivative instruments to control interest rate risk, even though such activities may be permitted with the approval of the Company's Board of Directors.

Credit risk and interest rate risk are the most significant market risks affecting the Company, and equity price risk can also affect the Company's financial results. These risks are described in the preceding sections regarding "Loan Portfolio Credit Risk," and "Asset/Liability and Market Risk Management." Other types of market risk, such as foreign currency exchange risk and commodity price risk, are not significant in the normal course of the Company's business activities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Westamerica Bancorporation and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 based upon criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, Management determined that the Company's internal control over financial reporting was effective as of December 31, 2022 based on the criteria in Internal Control - Integrated Framework (2013) issued by COSO.

The Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting. Their opinion and attestation on internal control over financial reporting appear on page 91.

Dated: February 28, 2023

WESTAMERICA BANCORPORATION
CONSOLIDATED BALANCE SHEETS

	At December 31, 2022	At December 31, 2021
	(In thousands)	
Assets:		
Cash and due from banks	$294,236	$1,132,085
Debt securities available for sale	4,331,743	4,638,855
Debt securities held to maturity, net of allowance for credit losses of $1 at December 31, 2022 and $7 at December 31, 2021 (Fair value of $873,511 at December 31, 2022 and $312,562 at December 31, 2021)	915,913	306,396
Loans	958,488	1,068,126
Allowance for credit losses on loans	(20,284)	(23,514)
Loans, net of allowance for credit losses on loans	938,204	1,044,612
Premises and equipment, net	28,819	31,155
Identifiable intangibles, net	583	835
Goodwill	121,673	121,673
Other assets	319,146	185,415
Total Assets	$6,950,317	$7,461,026
Liabilities:		
Noninterest-bearing deposits	$2,947,277	$3,069,080
Interest-bearing deposits	3,278,013	3,344,876
Total deposits	6,225,290	6,413,956
Short-term borrowed funds	57,792	146,246
Other liabilities	65,125	73,722
Total Liabilities	6,348,207	6,633,924
Contingencies (Note 12)		
Shareholders' Equity:		
Common stock (no par value), authorized - 150,000 shares Issued and outstanding: 26,913 at December 31, 2022 and 26,866 at December 31, 2021	475,086	471,008
Deferred compensation	35	35
Accumulated other comprehensive (loss) income	(256,105)	49,664
Retained earnings	383,094	306,395
Total Shareholders' Equity	602,110	827,102
Total Liabilities and Shareholders' Equity	$6,950,317	$7,461,026

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2022	2021	2020
	(In thousands, except per share data)		
Interest and Loan Fee Income:			
Loans	$49,682	$57,558	$59,377
Equity securities	537	458	419
Debt securities available for sale	144,646	105,420	91,343
Debt securities held to maturity	19,101	8,875	13,552
Interest-bearing cash	7,790	1,132	1,165
Total Interest and Loan Fee Income	221,756	173,443	165,856
Interest Expense:			
Deposits	1,846	1,877	1,770
Short-term borrowed funds	79	78	53
Other borrowed funds	-	-	1
Total Interest Expense	1,925	1,955	1,824
Net Interest and Loan Fee Income	219,831	171,488	164,032
Provision for Credit Losses	-	-	4,300
Net Interest and Loan Fee Income After Provision For Credit Losses	219,831	171,488	159,732
Noninterest Income:			
Service charges on deposit accounts	14,490	13,697	14,149
Merchant processing services	11,623	11,998	10,208
Debit card fees	7,879	6,859	6,181
Trust fees	3,216	3,311	3,012
ATM processing fees	2,160	2,280	2,273
Other service fees	1,808	1,884	1,837
Financial services commissions	417	356	372
Gains on sales of real property	-	-	3,536
Life insurance gains	930	-	-
Securities gains	-	34	71
Other noninterest income	2,598	2,926	3,998
Total Noninterest Income	45,121	43,345	45,637
Noninterest Expense:			
Salaries and related benefits	46,125	48,011	50,749
Occupancy and equipment	19,884	19,139	19,637
Outsourced data processing services	9,684	9,601	9,426
Limited Partnership Operating Losses	5,724	2,620	2,440
Professional fees	2,628	3,253	2,423
Courier service	2,614	2,177	2,001
Other noninterest expense	12,702	13,005	11,890
Total Noninterest Expense	99,361	97,806	98,566
Income Before Income Taxes	165,591	117,027	106,803
Provision for income taxes	43,557	30,518	26,390
Net Income	$122,034	$86,509	$80,413
Average Common Shares Outstanding	26,895	26,855	26,942
Diluted Average Common Shares Outstanding	26,907	26,870	26,960
Per Common Share Data:			
Basic earnings	$4.54	$3.22	$2.98
Diluted earnings	4.54	3.22	2.98
Dividends paid	1.68	1.65	1.64

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31, 2022	2021	2020
		(In thousands)	
Net Income	$122,034	$86,509	$80,413
Other comprehensive (loss) income:			
Changes in net unrealized (losses) gains on debt securities available for sale	(434,107)	(91,891)	125,519
Deferred tax benefit (expense)	128,338	27,167	(37,108)
Reclassification of gains included in net income	-	(34)	(71)
Deferred tax expense on gains included in net income	-	10	21
Changes in unrealized (losses) gains on debt securities available for sale, net of tax	(305,769)	(64,748)	88,361
Total Comprehensive (Loss) Income	($183,735)	$21,761	$168,774

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares Outstanding	Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
			(In thousands, except per share data)			
Balance, December 31, 2019	27,062	$465,460	$771	$26,051	$239,135	$731,417
Adoption of ASU 2016-13					52	52
Adjusted Balance, January 1, 2020	27,062	465,460	771	26,051	239,187	731,469
Net income for the year 2020					80,413	80,413
Other comprehensive income				88,361		88,361
Exercise of stock options	52	2,838				2,838
Restricted stock activity	10	1,270	(736)			534
Stock based compensation	-	1,875				1,875
Stock awarded to employees	2	100				100
Retirement of common stock	(319)	(5,537)			(10,959)	(16,496)
Dividends ($1.64 per share)					(44,285)	(44,285)
Balance, December 31, 2020	26,807	466,006	35	114,412	264,356	844,809
Net income for the year 2021					86,509	86,509
Other comprehensive loss				(64,748)		(64,748)
Exercise of stock options	53	3,017				3,017
Restricted stock activity	9	526				526
Stock based compensation	-	1,419				1,419
Stock awarded to employees	1	106				106
Retirement of common stock	(4)	(66)			(166)	(232)
Dividends ($1.65 per share)					(44,304)	(44,304)
Balance, December 31, 2021	26,866	471,008	35	49,664	306,395	827,102
Net income for the year 2022					122,034	122,034
Other comprehensive loss				(305,769)		(305,769)
Exercise of stock options	40	2,255				2,255
Restricted stock activity	8	492				492
Stock based compensation	-	1,309				1,309
Stock awarded to employees	2	87				87
Retirement of common stock	(3)	(65)			(153)	(218)
Dividends ($1.68 per share)					(45,182)	(45,182)
Balance, December 31, 2022	26,913	$475,086	$35	($256,105)	$383,094	$602,110

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2022	**2021**	**2020**
Operating Activities:		(In thousands)	
Net income	$122,034	$86,509	$80,413
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization/accretion	16,565	16,617	22,647
Provision for credit losses	-	-	4,300
Net amortization of deferred loan fees	(1,704)	(5,576)	(4,442)
Stock option compensation expense	1,309	1,419	1,875
Life insurance gains	(930)	-	-
Securities gains	-	(34)	(71)
Gains on sales of premises and equipment	-	-	(3,536)
Gain on disposal of premises and equipment	-	-	(71)
Net changes in:			
Interest income receivable	(18,037)	(2,499)	(4,225)
Net deferred tax liability	697	3,899	(246)
Other assets	(2,415)	(3,534)	(3,528)
Income taxes payable	3,020	(1,054)	353
Interest expense payable	(10)	(72)	(5)
Other liabilities	(6,827)	(6,940)	14,280
Net Cash Provided by Operating Activities	113,702	88,735	107,744
Investing Activities:			
Net repayments (disbursements) of loans	108,107	193,755	(126,682)
Proceeds from life insurance policies	3,041	-	-
Purchases of debt securities available for sale	(636,228)	(1,909,370)	(2,102,983)
Proceeds from sale/maturity/calls of debt securities available for sale	500,160	1,204,455	1,260,846
Purchases of debt securities held to maturity	(718,940)	-	-
Proceeds from maturity/calls of debt securities held to maturity	111,059	206,400	218,164
Proceeds from redemption of Federal Reserve Bank stock	2,326	-	-
Purchases of premises and equipment	(811)	(1,324)	(2,200)
Proceeds from sale of premises and equipment	-	-	3,819
Proceeds from sale of foreclosed assets	-	-	114
Net Cash Used in Investing Activities	(631,286)	(306,084)	(748,922)
Financing Activities:			
Net change in deposits	(188,666)	725,977	875,358
Net change in short-term borrowings	(88,454)	43,701	71,617
Exercise of stock options	2,255	3,017	2,838
Retirement of common stock	(218)	(232)	(16,496)
Common stock dividends paid	(45,182)	(44,304)	(44,285)
Net Cash (Used in) Provided by Financing Activities	(320,265)	728,159	889,032
Net Change In Cash and Due from Banks	(837,849)	510,810	247,854
Cash and Due from Banks at Beginning of Period	1,132,085	621,275	373,421
Cash and Due from Banks at End of Period	$294,236	$1,132,085	$621,275
Supplemental Cash Flow Disclosures:			
Supplemental disclosure of noncash activities:			
Right-of-use assets acquired in exchange for operating lease liabilities	$3,533	$5,105	$7,697
Securities purchases pending settlement	-	-	29,000
Supplemental disclosure of cash flow activities:			
Cash paid for amounts included in operating lease liabilities	6,037	6,309	6,516
Interest paid for the period	1,935	2,027	1,830
Income tax payments for the period	39,840	27,673	26,462

See accompanying notes to consolidated financial statements.

WESTAMERICA BANCORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Business and Accounting Policies

Westamerica Bancorporation, a registered bank holding company (the "Company"), provides a full range of banking services to corporate and individual customers in Northern and Central California through its wholly-owned subsidiary bank, Westamerica Bank (the "Bank"). The Bank is subject to competition from both financial and nonfinancial institutions and to the regulations of certain agencies and undergoes periodic examinations by those regulatory authorities. All of the financial service operations are considered by management to be aggregated in one reportable operating segment.

The Company has evaluated events and transactions subsequent to the balance sheet date. Based on this evaluation, the Company is not aware of any events or transactions that occurred subsequent to the balance sheet date but prior to filing that would require recognition or disclosure in its consolidated financial statements. Certain amounts in prior periods have been reclassified to conform to the current presentation.

Certain risks, uncertainties and other factors may cause actual future results to differ materially from the results discussed in this report on Form 10-K. Recent events that could affect the Company's operations include the COVID-19 pandemic, inflation and the Federal Reserve's monetary policy, climate changes and the war in Ukraine. Management continues to actively monitor their impact on the Company's business. The extent of the impact on the Company's results of operations, cash flow liquidity, and financial performance, as well as the Company's ability to execute near- and long-term business strategies and initiatives, will depend on numerous evolving factors and future developments, which are highly uncertain and cannot be reasonably predicted. Any one or a combination of such risk factors, or other factors, could materially adversely affect the Company's business, financial condition, results of operations and prospects.

Summary of Significant Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant policies used in the preparation of the accompanying financial statements.

Accounting Estimates. Certain accounting policies underlying the preparation of these financial statements require Management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in fair value of an asset not carried on the financial statements at fair value warrants an impairment writedown or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. The allowance for credit losses accounting is an area requiring the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available. A discussion of the factors affecting the accounting for the allowance for credit losses on loans is included in the following "Loans" and "Allowance for Credit Losses" sections. Carrying assets and liabilities at fair value inherently results in financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third party sources, when available. The "Securities" section discusses the factors that may affect the valuation of the Company's securities. Although the estimates contemplate current conditions actual results can change.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all the Company's subsidiaries. Significant intercompany transactions have been eliminated in consolidation. The Company does not maintain or conduct transactions with any unconsolidated special purpose entities.

Cash. Cash includes Due From Banks balances which are readily convertible to known amounts of cash and are generally 90 days or less from maturity at the time of initiation, presenting insignificant risk of changes in value due to interest rate changes.

Equity Securities. Equity securities consist of marketable equity securities and mutual funds which are recorded at fair value. Unrealized gains and losses are included in net income. There were no equity securities at December 31, 2022 and December 31, 2021.

Debt Securities. Debt securities consist of the U.S. Treasury, securities of government sponsored entities, states, counties, municipalities, corporations, agency and non-agency mortgage-backed securities, collateralized loan obligations and commercial

paper. Securities transactions are recorded on a trade date basis. The Company classifies its debt securities in one of three categories: trading, available for sale or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value with unrealized gains and losses included in net income. Held to maturity debt securities are those securities which the Company has the ability and intent to hold until maturity. Held to maturity debt securities are recorded at cost, adjusted for the amortization of premiums or accretion of discounts. Securities not included in trading or held to maturity are classified as available for sale debt securities. Available for sale debt securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available for sale debt securities are included in accumulated other comprehensive income. Accrued interest is recorded within other assets and reversed against interest income if it is not received.

The Company utilizes third-party sources to value its investment securities; securities individually valued using quoted prices in active markets are classified as Level 1 assets in the fair value hierarchy, and securities valued using quoted prices in active markets for similar securities (commonly referred to as “matrix” pricing) are classified as Level 2 assets in the fair value hierarchy. The Company validates the reliability of third-party provided values by comparing individual security pricing for securities between more than one third-party source. When third-party information is not available, valuation adjustments are estimated in good faith by Management and classified as Level 3 in the fair value hierarchy.

The Company follows the guidance issued by the Board of Governors of the Federal Reserve System, “Investing in Securities without Reliance on Nationally Recognized Statistical Rating Agencies” (SR 12-15) and other regulatory guidance when performing investment security pre-purchase analysis or evaluating investment securities for credit loss. Credit ratings issued by recognized rating agencies are considered in the Company’s analysis only as a guide to the historical default rate associated with similarly-rated bonds.

To the extent that debt securities in the held-to-maturity portfolio share common risk characteristics, estimated expected credit losses are calculated in a manner like that used for loans held for investment. That is, for pools of such securities with common risk characteristics, the historical lifetime probability of default and severity of loss in the event of default is derived or obtained from external sources and adjusted for the expected effects of reasonable and supportable forecasts over the expected lives of the securities on those historical credit losses. Expected credit loss on each security in the held-to-maturity portfolio that do not share common risk characteristics with any of the pools of debt securities is individually evaluated and a reserve for credit losses is established at the difference between the discounted value of the expected future cash flows, based on the original effective interest rate, and the recorded amortized cost basis of the security. For certain classes of debt securities, the bank considers the history of credit losses, current conditions and reasonable and supportable forecasts, which may indicate that the expectation that nonpayment of the amortized cost basis is or continues to be zero. Therefore, for those securities, the bank does not record expected credit losses.

Available for sale debt securities in unrealized loss positions are evaluated for credit related loss at least quarterly. For available for sale debt securities, a decline in fair value due to credit loss results in recording an allowance for credit losses to the extent the fair value is less than the amortized cost basis. Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive income, net of applicable taxes. Although these evaluations involve significant judgment, an unrealized loss in the fair value of a debt security is generally considered to not be related to credit when the fair value of the security is below the carrying value primarily due to changes in risk-free interest rates, there has not been significant deterioration in the financial condition of the issuer, and the Company does not intend to sell nor does it believe it will be required to sell the security before the recovery of its cost basis.

If the Company intends to sell a debt security or more likely than not will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged against the allowance for credit losses with any incremental loss reported in earnings.

Purchase premiums are amortized to the earliest call date and purchase discounts are amortized to maturity as an adjustment to yield using the effective interest method. Unamortized premiums, unaccreted discounts, and early payment premiums are recognized as a component of gain or loss on sale upon disposition of the related security. Interest and dividend income are recognized when earned. Realized gains and losses from the sale of available for sale debt securities are included in earnings using the specific identification method.

Nonmarketable Equity Securities. Nonmarketable equity securities include securities that are not publicly traded, such as Visa Class B common stock, and securities acquired to meet regulatory requirements, such as Federal Reserve Bank stock, which are restricted. These restricted securities are accounted for under the cost method and are included in other assets. The Company reviews those assets accounted for under the cost method at least quarterly. The Company’s review typically includes an analysis of the facts and circumstances of each investment, the expectations for the investment’s cash flows and capital needs, the viability of its business model and any exit strategy. When the review indicates that impairment exists the asset value is reduced to fair value. The Company recognizes the estimated loss in noninterest income.

Loans. Loans are stated at the principal amount outstanding, net of unearned discount and unamortized deferred fees and costs. Interest is accrued daily on the outstanding principal balances and included in other assets. Loans which are more than 90 days delinquent with respect to interest or principal, unless they are well secured and in the process of collection, and other loans on which full recovery of principal or interest is in doubt, are placed on nonaccrual status. Interest previously accrued on loans placed on nonaccrual status is charged against interest income. In addition, some loans secured by real estate and commercial loans to borrowers experiencing financial difficulties are placed on nonaccrual status even though the borrowers continue to repay the loans as scheduled. When the ability to fully collect nonaccrual loan principal is in doubt, payments received are applied against the principal balance of the loans on a cost-recovery method until such time as full collection of the remaining recorded balance is expected. Any additional interest payments received after that time are recorded as interest income on a cash basis. Nonaccrual loans are reinstated to accrual status when none of the loan's principal and interest is past due and improvements in credit quality eliminate doubt as to the full collectability of both principal and interest, or the loan otherwise becomes well secured and in the process of collection. Certain consumer loans or auto receivables are charged off against the allowance for credit losses when they become 120 days past due.

A troubled debt restructuring ("TDR") occurs when the Company, for reasons related to a borrower's financial difficulties, grants a concession to the borrower it would not otherwise consider. The Company follows its general nonaccrual policy for TDRs. Performing TDRs are reinstated to accrual status when improvements in credit quality eliminate the doubt as to full collectability of both principal and interest. Under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), banks may elect to deem that loan modifications do not result in TDRs if they are (1) related to the novel coronavirus disease; (2) executed on a loan that was not more than 30 days past due as of December 31, 2019; and (3) executed between March 1, 2020, and the earlier of (A) 60 days after the date of termination of the National Emergency or (B) December 31, 2020.The Consolidated Appropriations Act, 2021, extended the period during which banks may elect to deem that qualified loan modifications do not result in TDR classification through January 1, 2022.

Allowance for Credit Losses. The Company extends loans to commercial and consumer customers primarily in Northern and Central California. These lending activities expose the Company to the risk borrowers will default, causing loan losses. The Company's lending activities are exposed to various qualitative risks. All loan segments are exposed to risks inherent in the economy and market conditions. Significant risk characteristics related to the commercial loan segment include the borrowers' business performance and financial condition, and the value of collateral for secured loans. Significant risk characteristics related to the commercial real estate segment include the borrowers' business performance and the value of properties collateralizing the loans. Significant risk characteristics related to the construction loan segment include the borrowers' performance in successfully developing the real estate into the intended purpose and the value of the property collateralizing the loans. Significant risk characteristics related to the residential real estate segment include the borrowers' financial wherewithal to service the mortgages and the value of the property collateralizing the loans. Significant risk characteristics related to the consumer loan segment include the financial condition of the borrowers and the value of collateral securing the loans.

The preparation of these financial statements requires Management to estimate the amount of expected losses over the expected contractual life of the Bank's existing loan portfolio and establish an allowance for credit losses. Loan agreements generally include a maturity date, and the Company considers the contractual life of a loan agreement to extend from the date of origination to the contractual maturity date. In estimating credit losses, Management must exercise significant judgment in evaluating information deemed relevant. The amount of ultimate losses on the loan portfolio can vary from the estimated amounts. Management follows a systematic methodology to estimate loss potential in an effort to reduce the differences between estimated and actual losses.

The allowance for credit losses is established through provisions for credit losses charged to income. Losses on loans are charged to the allowance for credit losses when all or a portion of the recorded amount of a loan is deemed to be uncollectible. Recoveries of loans previously charged off are credited to the allowance when realized. The Company's allowance for credit losses is maintained at a level considered adequate to provide for expected losses based on historical loss rates adjusted for current and expected conditions over a forecast period. These include conditions unique to individual borrowers, as well as overall credit loss experience, the amount of past due, nonperforming and classified loans, recommendations of regulatory authorities, prevailing economic conditions, or credit protection agreements and other factors.

Loans that share common risk characteristics are segregated into pools based on common characteristics, which is primarily determined by loan, borrower, or collateral type. Historical loss rates are determined for each pool. For consumer installment loans, primarily secured by automobiles, historical loss rates are determined using a vintage methodology, which tracks losses based on period of origination. For commercial, construction, and commercial real estate, historical loss rates are determined using an open pool methodology where losses are tracked over time for all loans included in the pool at the historical measurement date. Historical loss rates are adjusted for factors that are not reflected in the historical loss rates that are attributable to national or local economic or industry trends which have occurred but have not yet been recognized in past loan charge-off history, estimated losses based on management's reasonable and supportable expectation of economic trends over a forecast horizon of up to two years, and other

factors that impact credit loss expectations that are not reflected in the historical loss rates. Other factors include, but are not limited to, the effectiveness of the Company's loan review system, adequacy of lending Management and staff, loan policies and procedures, problem loan trends, and concentrations of credit. At the end of the two-year forecast period loss rates revert immediately to the historical loss rates. The results of this analysis are applied to the amortized cost of the loans included within each pool.

Loans that do not share risk characteristics with other loans in the pools are evaluated individually. A loan is considered 'collateral-dependent' when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. A credit loss reserve for collateral-dependent loans is established at the difference between the amortized cost basis in the loan and the fair value of the underlying collateral adjusted for costs to sell. For other individually evaluated loans that are not collateral dependent, a credit loss reserve is established at the difference between the amortized cost basis in the loan and the present value of expected future cash flows discounted at the loan's effective interest rate. The impact of an expected TDR modification is included in the allowance for credit losses when management determines a TDR modification is likely.

Accrued interest is recorded in other assets and is excluded from the estimation of expected credit loss. Accrued interest is reversed through interest income when amounts are determined to be uncollectible, which generally occurs when the underlying receivable is placed on nonaccrual status or charged off.

Liability for Off-Balance Sheet Credit Exposures. Off-balance sheet credit exposures relate to letters of credit and unfunded loan commitments for commercial, construction and consumer loans. The Company maintains a separate allowance for credit losses from off-balance-sheet credit exposures, which is included within other liabilities on the consolidated statements of financial condition. Increases or reductions to the Company's allowance for credit losses from off-balance sheet credit exposures are recorded in other expenses. Management estimates the amount of expected losses by estimating expected usage exposures that are not unconditionally cancellable by the Company and applying the loss factors used in the allowance for credit loss methodology to estimate the liability for credit losses related to unfunded commitments. No credit loss estimate is reported for off-balance-sheet credit exposures that are unconditionally cancellable by the Company or for undrawn amounts under such arrangements that may be drawn prior to the cancellation of the arrangement.

Nonrefundable fees and certain costs associated with originating or acquiring loans are deferred and amortized as an adjustment to interest income over the contractual loan lives. Upon prepayment, unamortized loan fees, net of costs, are immediately recognized in interest income. Other fees, including those collected upon principal prepayments, are included in interest income when received. Loans held for sale are identified upon origination and are reported at the lower of cost or market value on an aggregate loan basis.

Other Real Estate Owned. Other real estate owned is comprised of property acquired through foreclosure proceedings, acceptances of deeds-in-lieu of foreclosure and, if applicable, vacated bank properties. Losses recognized at the time of acquiring property in full or partial satisfaction of debt are charged against the allowance for credit losses. Other real estate owned is recorded at the fair value of the collateral, generally based upon an independent property appraisal, less estimated disposition costs. Losses incurred subsequent to acquisition due to any decline in annual independent property appraisals are recognized as noninterest expense. Routine holding costs, such as property taxes, insurance and maintenance, and losses from sales and dispositions, are recognized as noninterest expense.

Premises and Equipment. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed substantially on the straight-line method over the estimated useful life of each type of asset. Estimated useful lives of premises and equipment range from 20 to 50 years and from 3 to 20 years, respectively. Leasehold improvements are amortized over the terms of the lease or their estimated useful life, whichever is shorter.

Revenue Recognition. The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. In certain circumstances, noninterest income is reported net of associated expenses that are directly related to variable volume-based sales or revenue sharing arrangements or when the Company acts on an agency basis for others.

Life Insurance Cash Surrender Value. The Company has purchased life insurance policies on certain directors and officers as well as acquired such assets as part of the acquisition of other banks. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. These assets are included in other assets on the consolidated balance sheets.

Intangible Assets. Intangible assets are comprised of goodwill, core deposit intangibles and other identifiable intangibles acquired in business combinations. Intangible assets with finite useful lives are amortized on an accelerated basis over their respective estimated useful lives not exceeding 15 years. Intangible assets with a finite useful life are reviewed at least annually for impairment.

Any goodwill and any intangible asset acquired in a business combination determined to have an indefinite useful life is not amortized and is reviewed at least annually for impairment. If management determines, based on a qualitative review of events and circumstances, that it is more likely than not that the carrying value of the intangible asset will not be realized, an impairment test is performed to determine whether the asset's fair value is less than the carrying amount of the asset.

Impairment of Long-Lived Assets. The Company reviews its long-lived and certain intangible assets for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes. The Company and its subsidiaries file consolidated tax returns. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. The Company determines deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized subject to Management's judgment that realization is more likely than not. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize. The tax position is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement. Interest and penalties are recognized as a component of income tax expense.

Stock-based Compensation. The Company applies FASB ASC 718 – Compensation – Stock Compensation, to account for stock based awards granted to employees using the fair value method. The Company recognizes compensation expense for restricted performance share grants over the relevant attribution period. Restricted performance share grants have no exercise price, therefore, the intrinsic value is measured using an estimated per share price at the vesting date for each restricted performance share. The estimated per share price is adjusted during the attribution period to reflect actual stock price performance. The Company's obligation for unvested outstanding restricted performance share grants is classified as a liability until the vesting date due to a cash settlement feature, at which time the issued shares become classified as shareholders' equity.

Other. Securities and other property held by the Bank in a fiduciary or agency capacity are not included in the financial statements since such items are not assets of the Company or its subsidiaries.

Recently Adopted Accounting Standards

In the year ended December 31, 2021, the Company adopted the following new accounting guidance:

FASB ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, was issued December 2019. The ASU is intended to simplify various aspects related to accounting for income taxes, eliminates certain exceptions to the general principles in ASC Topic 740 related to intra-period tax allocation, simplifies when companies recognize deferred taxes in an interim period, and clarifies certain aspects of the current guidance to promote consistent application. This guidance effective for public entities for fiscal years beginning after December 15, 2020, and for interim period within those fiscal years, with early adoption permitted. The Company adopted the ASU provisions on January 1, 2021 and the adoption of the ASU provisions did not have a significant impact on the Company's consolidated financial statements.

In 2020, the Company adopted the following new accounting guidance:

FASB ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* was issued on June 16, 2016. The ASU significantly changed estimates for credit losses related to financial assets measured at amortized cost and certain other contracts. For estimating credit losses, the FASB replaced the incurred loss model with the current expected credit loss (CECL) model, which accelerated recognition of credit losses. Additionally, credit losses relating to debt securities available-for-sale are recorded through an allowance for credit losses under the new standard. The Company is also required to provide additional disclosures related to the financial assets within the scope of the new standard.

The Company adopted the ASU provisions on a modified retrospective basis on January 1, 2020. Management evaluated available data, defined portfolio segments of loans with similar attributes, and selected loss estimate models for each identified loan portfolio segment. Management measured historical loss rates for each portfolio segment. Management also segmented debt securities held to maturity, selected methods to estimate losses for each segment, and measured a loss estimate. Agency mortgage-backed securities were assigned no credit loss allowance due to the perceived backing of government sponsored entities. Municipal securities were

evaluated for risk of default based on credit rating and remaining term to maturity using Moody's risk of default factors; Moody's loss upon default factors were applied to the assumed defaulted principal amounts to estimate the amount for credit loss allowance. The adjustment to the allowance for credit losses was recorded through an offsetting after-tax adjustment to shareholders' equity. The implementing entry increased allowance for credit losses by $2,017 thousand, reduced allowance for credit losses for unfunded credit commitments by $2,107 thousand and increased retained earnings by $52 thousand.

The following table summarizes the impact of adoption of ASU 2016-13.

	January 1, 2020		
	Balance, prior to adoption of ASU 2016-13	Impact of adoption of ASU 2016-13	As reported under ASU 2016-13
		(In thousands)	
Assets:			
Allowance for credit losses on loans:			
Commercial	$4,959	$3,385	$8,344
Commercial real estate	4,064	618	4,682
Construction	109	(31)	78
Residential real estate	206	(132)	74
Consumer and other installment loans	6,445	1,878	8,323
Unallocated	3,701	(3,701)	-
Allowance for credit losses on loans:	$19,484	$2,017	$21,501
Allowance for credit losses on debt securities held to maturity	-	16	16
Liabilities:			
Allowance for credit losses for unfunded commitments	2,160	(2,107)	53

Recently Issued Accounting Standards

FASB ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, was issued March 2020. The ASU provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts, and other transactions affected by the anticipated transition away from LIBOR toward new interest rate benchmarks. For transactions that are modified because of reference rate reform and that meet certain scope guidance (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered "minor" so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or remeasurements of lease payments that otherwise would be required for modifications not accounted for as separate contracts. ASU 2020-04 also provides numerous optional expedients for derivative accounting. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848.*" The ASU 2022-06 deferred the sunset date of ASU 2020-04 to December 2024. Once elected for a Topic or an Industry Subtopic within the Codification, the amendments in this ASU must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. The Company does not expect any material impact on its consolidated financial statements since the Company has an insignificant number of financial instruments applicable to this ASU.

FASB ASU 2022-02, Financial Instruments - *Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, was issued March 2022. The ASU eliminates the recognition and measurement guidance for troubled debt restructurings and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The ASU is effective in January 1, 2023 under a prospective approach. Adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

[The remainder of this page intentionally left blank]

Note 2: Investment Securities

An analysis of the amortized cost and fair value by major categories of debt securities available for sale, which are carried at fair value with net unrealized gains (losses) reported on an after-tax basis as a component of accumulated other comprehensive income, and debt securities held to maturity, which are carried at amortized cost, before allowance for credit losses of $1 thousand at December 31, 2022 and $7 thousand at December 31, 2021, follows:

	At December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Debt securities available for sale				
Agency residential mortgage-backed securities ("MBS")	$311,089	$4	($25,045)	$286,048
Securities of U.S. Government sponsored entities	306,336	3	(15,486)	290,853
Obligations of states and political subdivisions	84,024	59	(2,079)	82,004
Corporate securities	2,406,566	1,032	(307,643)	2,099,955
Collateralized loan obligations	1,587,326	527	(14,970)	1,572,883
Total debt securities available for sale	4,695,341	1,625	(365,223)	4,331,743
Debt securities held to maturity				
Agency residential MBS	104,852	13	(7,503)	97,362
Obligations of states and political subdivisions	89,208	73	(538)	88,743
Corporate securities	721,854	-	(34,448)	687,406
Total debt securities held to maturity	915,914	86	(42,489)	873,511
Total	$5,611,255	$1,711	($407,712)	$5,205,254

	At December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Debt securities available for sale				
Agency residential MBS	$399,997	$11,766	($37)	$411,726
Securities of U.S. Government entities	119	-	-	119
Obligations of states and political subdivisions	90,107	3,842	(29)	93,920
Corporate securities	2,692,792	63,573	(9,630)	2,746,735
Collateralized loan obligations	1,385,331	1,743	(719)	1,386,355
Total debt securities available for sale	4,568,346	80,924	(10,415)	4,638,855
Debt securities held to maturity				
Agency residential MBS	148,390	3,114	(37)	151,467
Obligations of states and political subdivisions	158,013	3,082	-	161,095
Total debt securities held to maturity	306,403	6,196	(37)	312,562
Total	$4,874,749	$87,120	($10,452)	$4,951,417

[The remainder of this page intentionally left blank]

The amortized cost and fair value of debt securities by contractual maturity are shown in the following tables at the dates indicated:

	At December 31, 2022			
	Debt Securities Available for Sale		Debt Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Maturity in years:				
1 year or less	$251,578	$250,317	$12,676	$12,659
Over 1 to 5 years	584,707	554,596	161,653	158,409
Over 5 to 10 years	2,869,559	2,570,159	636,733	605,081
Over 10 years	678,408	670,623	-	-
Subtotal	4,384,252	4,045,695	811,062	776,149
MBS	311,089	286,048	104,852	97,362
Total	$4,695,341	$4,331,743	$915,914	$873,511

	At December 31, 2021			
	Debt Securities Available for Sale		Debt Securities Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Maturity in years:				
1 year or less	$306,333	$309,257	$15,836	$15,941
Over 1 to 5 years	707,062	738,057	125,001	127,539
Over 5 to 10 years	2,320,559	2,347,242	17,176	17,615
Over 10 years	834,395	832,573	-	-
Subtotal	4,168,349	4,227,129	158,013	161,095
MBS	399,997	411,726	148,390	151,467
Total	$4,568,346	$4,638,855	$306,403	$312,562

Expected maturities of mortgage-related securities can differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. In addition, such factors as prepayments and interest rates may affect the yield on the carrying value of mortgage-related securities.

An analysis of the gross unrealized losses of the debt securities available for sale portfolio follows:

	Debt Securities Available for Sale								
	At December 31, 2022								
	No. of Investment Positions	Less than 12 months		No. of Investment Positions	12 months or longer		No. of Investment Positions	Total	
		Fair Value	Unrealized Losses		Fair Value	Unrealized Losses		Fair Value	Unrealized Losses
	($ in thousands)								
Agency residential MBS	107	$279,139	($24,222)	9	$6,110	($823)	116	$285,249	($25,045)
Securities of U.S. Government sponsored entities	22	289,067	(15,486)	-	-	-	22	289,067	(15,486)
Obligations of states and political subdivisions	56	65,633	(1,902)	8	3,265	(177)	64	68,898	(2,079)
Corporate securities	133	1,521,294	(170,453)	56	555,727	(137,190)	189	2,077,021	(307,643)
Collateralized loan obligations	58	518,074	(13,772)	20	192,692	(1,198)	78	710,766	(14,970)
Total	376	$2,673,207	($225,835)	93	$757,794	($139,388)	469	$3,431,001	($365,223)

An analysis of gross unrecognized losses of the debt securities held to maturity portfolio follows:

	Debt Securities Held to Maturity								
	At December 31, 2022								
	No. of	Less than 12 months		No. of	12 months or longer		No. of	Total	
	Investment Positions	Fair Value	Unrecognized Losses	Investment Positions	Fair Value	Unrecognized Losses	Investment Positions	Fair Value	Unrecognized Losses
					($ in thousands)				
Agency residential MBS	97	$95,814	($7,404)	2	$682	($99)	99	$96,496	($7,503)
Obligations of states and political subdivisions	54	53,536	(538)	-	-	-	54	53,536	(538)
Corporate securities	49	672,406	(34,448)	-	-	-	49	672,406	(34,448)
Total	200	$821,756	($42,390)	2	$682	($99)	202	$822,438	($42,489)

Based upon the Company's December 31, 2022 evaluation, the unrealized losses on debt securities were caused by market conditions for these types of securities. In the twelve months ended December 31, 2022, the market yields on five-year and ten-year Treasury notes increased 2.74% and 2.36%, respectively; these increasing risk-free interest rates have caused large declines in bond values generally. Additionally, market rates for non-Treasury bonds are determined by the risk-free interest rate plus a risk premium spread; such spreads for investment grade, fixed rate, taxable corporate bonds increased 0.38% in the twelve months ended December 31, 2022, also broadly reducing corporate bond values. The Company continually monitors interest rate changes, risk premium spread changes, credit rating changes for issuers of bonds owned, collateralized loan obligations' collateral levels, and corporate bond issuers' common stock price changes. All collateralized loan obligations and corporate bonds were investment grade rated at December 31, 2022.

The Company does not intend to sell any debt securities available for sale with an unrealized loss and has concluded that it is more likely than not that it will not be required to sell the debt securities prior to recovery of the amortized cost basis.

The Company evaluates held to maturity corporate securities individually, monitoring each issuer's financial condition, profitability, cash flows and credit rating agency conclusions. The Company has an expectation that nonpayment of the amortized cost basis continues to be zero.

The fair values of debt securities could decline in the future if the general economy deteriorates, inflation increases, credit ratings decline, the issuers' financial condition deteriorates, or the liquidity for debt securities declines. As a result, significant credit losses on debt securities may occur in the future.

As of December 31, 2022 and December 31, 2021, the Company had debt securities pledged to secure public deposits and short-term borrowed funds of $1,180,010 thousand and $1,021,566 thousand, respectively.

An analysis of the gross unrealized losses of the debt securities available for sale portfolio follows:

	Debt Securities Available for Sale								
	At December 31, 2021								
	No. of	Less than 12 months		No. of	12 months or longer		No. of	Total	
	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses	Investment Positions	Fair Value	Unrealized Losses
					($ in thousands)				
Agency residential MBS	7	$8,900	($37)	2	$47	$ -	9	$8,947	($37)
Securities of U.S. Government entities	-	-	-	1	119	-	1	119	-
Obligations of states and political subdivisions	6	2,859	(27)	2	669	(2)	8	3,528	(29)
Corporate securities	56	691,555	(9,630)	-	-	-	56	691,555	(9,630)
Collateralized loan obligations	19	208,199	(521)	8	51,523	(198)	27	259,722	(719)
Total	88	$911,513	($10,215)	13	$52,358	($200)	101	$963,871	($10,415)

An analysis of gross unrecognized losses of the debt securities held to maturity portfolio follows:

	Debt Securities Held to Maturity								
	At December 31, 2021								
	No. of Investment Positions	Less than 12 months Fair Value	Less than 12 months Unrecognized Losses	No. of Investment Positions	12 months or longer Fair Value	12 months or longer Unrecognized Losses	No. of Investment Positions	Total Fair Value	Total Unrecognized Losses
	($ in thousands)								
Agency residential MBS	1	$542	($19)	3	$530	($18)	4	$1,072	($37)
Total	1	$542	($19)	3	$530	($18)	4	$1,072	($37)

The Company evaluates debt securities on a quarterly basis including changes in security ratings issued by rating agencies, changes in the financial condition of the issuer, and, for mortgage-backed and asset-backed securities, collateral levels, delinquency and loss information with respect to the underlying collateral, changes in the levels of subordination for the Company's particular position within the repayment structure and remaining credit enhancement as compared to expected credit losses of the security. In addition to monitoring credit rating agency evaluations, Management performs its own evaluations regarding the credit worthiness of the issuer or the securitized assets underlying asset backed securities.

The following table presents the activity in the allowance for credit losses for debt securities held to maturity:

	For the Years Ended December 31,		
	2022	2021	2020
	(In thousands)		
Allowance for credit losses:			
Balance, end of prior period	$7	$9	$ -
Impact of adopting ASU 2016-13	-	-	16
Beginning balance	7	9	16
Reversal of provision for credit losses	(6)	(2)	(7)
Chargeoffs	-	-	-
Recoveries	-	-	-
Total ending balance	$1	$7	$9

Agency mortgage-backed securities were assigned no credit loss allowance due to the perceived backing of government sponsored entities. Municipal securities were evaluated for risk of default based on credit rating and remaining term to maturity using Moody's risk of default factors; Moody's loss upon default factors were applied to the assumed defaulted principal amounts to estimate the amount for credit loss allowance. Corporate securities held to maturity were individually evaluated for expected credit loss by evaluating the issuer's financial condition, profitability, cash flows, and credit ratings. At December 31, 2022, no credit loss allowance was assigned to corporate securities held to maturity.

The following table summarizes the amortized cost of debt securities held to maturity at December 31, 2022, aggregated by credit rating:

	Credit Risk Profile by Credit Rating				
	At December 31, 2022				
	AAA/AA/A	BBB+	B-	Not Rated	Total
	(In thousands)				
Agency residential MBS	$104,324	$ -	$481	$47	$104,852
Obligations of states and political subdivisions	88,943	-	-	265	89,208
Corporate securities	467,962	253,892	-	-	721,854
Total	$661,229	$253,892	$481	$312	$915,914

There were no debt securities held to maturity on nonaccrual status or past due 30 days or more as of December 31, 2022.

[The remainder of this page intentionally left blank]

The following table provides information about the amount of interest income earned on investment securities which is fully taxable and which is exempt from federal income tax:

	For the Years Ended December 31, 2022	2021	2020
	(In thousands)		
Taxable	$158,465	$106,329	$93,163
Tax-exempt from regular federal income tax	5,819	8,424	12,151
Total interest income from investment securities	$164,284	$114,753	$105,314

Note 3: Loans and Allowance for Credit Losses

A summary of the major categories of loans outstanding is shown in the following tables at the dates indicated.

	At December 31, 2022	2021
	(In thousands)	
Commercial:		
Paycheck Protection Program ("PPP") loans	$586	$45,888
Other	169,031	187,202
Total Commercial	169,617	233,090
Commercial Real Estate	491,107	535,261
Construction	3,088	48
Residential Real Estate	13,834	18,133
Consumer Installment & Other	280,842	281,594
Total	958,488	$1,068,126

PPP loans are guaranteed by the Small Business Administration ("SBA"). PPP loan proceeds used for eligible payroll and certain other operating costs are eligible for forgiveness, with repayment of loan principal and accrued interest made by the SBA. Management does not expect credit losses on PPP loans. Therefore, there is no allowance for such loans. The following summarizes activity in the allowance for credit losses.

Allowance for Credit Losses
For the Year Ended Decmber 31, 2022

	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
			(In thousands)			
Allowance for credit losses:						
Balance at beginning of period	$6,966	$6,529	$2	$45	$9,972	$23,514
(Reversal) provision	(1,184)	(703)	148	(13)	1,758	6
Chargeoffs	(20)	-	-	-	(6,205)	(6,225)
Recoveries	376	62	-	-	2,551	2,989
Total allowance for credit losses	$6,138	$5,888	$150	$32	$8,076	$20,284

Allowance for Credit Losses
For the Year Ended December 31, 2021

	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
			(In thousands)			
Allowance for credit losses:						
Balance at beginning of period	$9,205	$5,660	$6	$47	$8,936	$23,854
(Reversal) provision	(2,411)	126	(4)	(2)	2,293	2
Chargeoffs	(56)	-	-	-	(3,192)	(3,248)
Recoveries	228	743	-	-	1,935	2,906
Total allowance for credit losses	$6,966	$6,529	$2	$45	$9,972	$23,514

	Allowance for Credit Losses For the Year Ended December 31, 2020						
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Unallocated	Total
				(In thousands)			
Allowance for credit losses:							
Balance at beginning of period, prior to adoption of ASU 2016-13	$4,959	$4,064	$109	$206	$6,445	$3,701	$19,484
Impact of adopting ASU 2016-13	3,385	618	(31)	(132)	1,878	(3,701)	2,017
Adjusted beginning balance	8,344	4,682	78	74	8,323	-	21,501
Provision (reversal)	746	929	(72)	(27)	2,731	-	4,307
Chargeoffs	(236)	-	-	-	(3,963)	-	(4,199)
Recoveries	351	49	-	-	1,845	-	2,245
Total allowance for credit losses	$9,205	$5,660	$6	$47	$8,936	$ -	$23,854

The Company's customers are primarily small businesses, professionals and consumers. Given the scale of these borrowers, corporate credit rating agencies do not evaluate the borrowers' financial condition. The Bank maintains a Loan Review Department which reports directly to the Audit Committee of the Board of Directors. The Loan Review Department performs independent evaluations of loans and validates management assigned credit risk grades on evaluated loans using grading standards employed by bank regulatory agencies. Loans judged to carry lower-risk attributes are assigned a "pass" grade, with a minimal likelihood of loss. Loans judged to carry higher-risk attributes are referred to as "classified loans," and are further disaggregated, with increasing expectations for loss recognition, as "substandard," "doubtful," and "loss." The Loan Review Department performs continuous evaluations throughout the year. If the Bank becomes aware of deterioration in a borrower's performance or financial condition between Loan Review Department examinations, assigned risk grades are re-evaluated promptly. Credit risk grades assigned by management and validated by the Loan Review Department are subject to review by the Bank's regulatory authorities during regulatory examinations.

The following summarizes the credit risk profile by internally assigned grade:

	Credit Risk Profile by Internally Assigned Grade At Decmber 31, 2022					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
			(In thousands)			
Grade:						
Pass	$169,040	$477,842	$3,088	$13,457	$278,223	$941,650
Substandard	577	13,265	-	377	1,079	15,298
Doubtful	-	-	-	-	752	752
Loss	-	-	-	-	788	788
Total	$169,617	$491,107	$3,088	$13,834	$280,842	$958,488

	Credit Risk Profile by Internally Assigned Grade At December 31, 2021					
	Commercial	Commercial Real Estate	Construction	Residential Real Estate	Consumer Installment and Other	Total
			(In thousands)			
Grade:						
Pass	$232,710	$521,300	$48	$16,874	$278,922	$1,049,854
Substandard	380	13,961	-	1,259	1,207	16,807
Doubtful	-	-	-	-	931	931
Loss	-	-	-	-	534	534
Total	$233,090	$535,261	$48	$18,133	$281,594	$1,068,126

[The remainder of this page intentionally left blank]

The following tables summarize loans by delinquency and nonaccrual status:

Summary of Loans by Delinquency and Nonaccrual Status At December 31, 2022	Current and Accruing	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Loans
	(In thousands)					
Commercial	$169,337	$172	$58	$ -	$50	$169,617
Commercial real estate	490,354	508	192	-	53	491,107
Construction	3,088	-	-	-	-	3,088
Residential real estate	13,430	377	-	-	27	13,834
Consumer installment and other	273,247	5,101	1,850	628	16	280,842
Total	$949,456	$6,158	$2,100	$628	$146	$958,488

Summary of Loans by Delinquency and Nonaccrual Status At December 31, 2021	Current and Accruing	30-59 Days Past Due and Accruing	60-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Loans
	(In thousands)					
Commercial	$232,444	$383	$263	$ -	$ -	$233,090
Commercial real estate	534,748	223	-	-	290	535,261
Construction	48	-	-	-	-	48
Residential real estate	17,855	141	-	-	137	18,133
Consumer installment and other	276,793	3,184	1,013	339	265	281,594
Total	$1,061,888	$3,931	$1,276	$339	$692	$1,068,126

There was no allowance for credit losses allocated to loans on nonaccrual status as of December 31, 2022 or December 31, 2021. There were no commitments to lend additional funds to borrowers whose loans were on nonaccrual status at December 31, 2022 or December 31, 2021.

The following tables provide information on troubled debt restructurings (TDRs):

Troubled Debt Restructurings At December 31, 2022	Number of Contracts	Pre-Modification Carrying Value	Period-End Carrying Value	Period-End Individual Credit Loss Allowance
	($ in thousands)			
Commercial real estate	2	$2,785	$1,752	$ -
Total	2	$2,785	$1,752	$ -

Troubled Debt Restructurings At December 31, 2021	Number of Contracts	Pre-Modification Carrying Value	Period-End Carrying Value	Period-End Individual Credit Loss Allowance
	($ in thousands)			
Commercial real estate	2	$2,785	$1,793	$ -
Residential real estate	1	241	172	-
Total	3	$3,026	$1,965	$ -

During the year ended December 31, 2022, the Company did not modify any loans that were considered TDRs. During the year ended December 31, 2021, the Company did not modify any loans that were considered TDRs for accounting purposes. Section 4013 of the CARES Act allowed certain loan modifications for borrowers impacted by the COVID-19 pandemic to be excluded from TDR accounting. This relief ended on January 1, 2022. During the year ended December 31, 2021, the Company modified loans under Section 4013 of the CARES Act, granting 90 day deferrals of principal and interest payments. As of December 31, 2021, loans deferred under the CARES Act that are not considered TDRs consisted of consumer loans totaling $84 thousand. There were no chargeoffs related to TDRs made during the years ended December 31, 2022 and December 31, 2021. During the years ended December 31, 2022 and December 31, 2021, no TDR loans defaulted within 12 months of the modification date. A TDR is considered to be in default when payments are 90 days or more past due.

No loans on nonaccrual status were included in TDRs of $1,752 thousand at December 31, 2022 and $1,965 thousand at December 31, 2021.

A loan is considered collateral dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. Loans that were considered collateral dependent at December 31, 2022 included the following: five commercial real estate loans totaling $8.1 million secured by real property, and $625 thousand of indirect consumer installment loans secured by personal property. There were no other collateral dependent loans at December 31, 2022. Loans that were considered collateral dependent at December 31, 2021 included the following: five commercial real estate loans totaling $8.4 million secured by real property, $394 thousand of indirect consumer installment loans secured by personal property, one commercial loan with a balance of $57 thousand secured by business assets, and three residential real estate loans totaling $420 thousand secured by real property. There were no other collateral dependent loans at December 31, 2021.

Based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	At December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Total	Line of Credit Amortized	
	Prior	2018	2019	2020	2021	2022	Term Loans	Cost Basis	Total
	(In thousands)								
Commercial loans by grade									
Pass	$23,891	$5,549	$12,557	$17,293	$53,928	$23,966	$137,184	$31,856	$169,040
Substandard	12	-	-	-	-	-	12	565	577
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$23,903	$5,549	$12,557	$17,293	$53,928	$23,966	$137,196	$32,421	$169,617

	At December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Total	Line of Credit Amortized	
	Prior	2017	2018	2019	2020	2021	Term Loans	Cost Basis	Total
	(In thousands)								
Commercial loans by grade									
Pass	$34,784	$3,999	$8,690	$16,919	$30,694	$98,799	$193,885	$38,825	$232,710
Substandard	32	-	-	-	-	57	89	291	380
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$34,816	$3,999	$8,690	$16,919	$30,694	$98,856	$193,974	$39,116	$233,090

	At December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Total	Line of Credit Amortized	
	Prior	2018	2019	2020	2021	2022	Term Loans	Cost Basis	Total
	(In thousands)								
Commercial real estate loans by grade									
Pass	$146,588	$58,473	$71,440	$74,016	$71,618	$55,707	$477,842	$ -	$477,842
Substandard	8,083	-	2,112	806	-	2,264	13,265	-	13,265
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$154,671	$58,473	$73,552	$74,822	$71,618	$57,971	$491,107	$ -	$491,107

[The remainder of this page intentionally left blank]

	At December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2017	2018	2019	2020	2021			
	(In thousands)								
Commercial real estate loans by grade									
Pass	$116,181	$87,921	$78,200	$78,647	$83,642	$76,709	$521,300	$ -	$521,300
Substandard	10,993	-	-	2,016	823	129	13,961	-	13,961
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$127,174	$87,921	$78,200	$80,663	$84,465	$76,838	$535,261	$ -	$535,261

	At December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2018	2019	2020	2021	2022			
	(In thousands)								
Residential real estate loans by grade									
Pass	$13,457	$ -	$ -	$ -	$ -	$ -	$13,457	$ -	$13,457
Substandard	377	-	-	-	-	-	377	-	377
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$13,834	$ -	$ -	$ -	$ -	$ -	$13,834	$ -	$13,834

	At December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2017	2018	2019	2020	2021			
	(In thousands)								
Residential Real Estate loans by grade									
Pass	$16,874	$ -	$ -	$ -	$ -	$ -	$16,874	$ -	$16,874
Substandard	1,259	-	-	-	-	-	1,259	-	1,259
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$18,133	$ -	$ -	$ -	$ -	$ -	$18,133	$ -	$18,133

	At December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2018	2019	2020	2021	2022			
	(In thousands)								
Construction loans by grade									
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$3,088	$3,088
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$3,088	$3,088

	At December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Total Term Loans	Line of Credit Amortized Cost Basis	Total
	Prior	2017	2018	2019	2020	2021			
	(In thousands)								
Construction loans by grade									
Pass	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$48	$48
Substandard	-	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$48	$48

[The remainder of this page intentionally left blank]

The Company considers the delinquency and nonaccrual status of the consumer loan portfolio and its impact on the allowance for credit losses. The following table presents the amortized cost in consumer installment and other loans based on delinquency and nonaccrual status:

	At December 31, 2022								
	Term Loans Amortized Cost Basis by Origination Year						Total	Line of Credit Amortized	
	Prior	2018	2019	2020	2021	2022	Term Loans	Cost Basis	Total
	(In thousands)								
Consumer installment and other loans by delinquency and nonaccrual status									
Current	$6,017	$13,147	$22,330	$35,783	$76,126	$99,414	$252,817	$20,430	$273,247
30-59 days past due	117	268	572	1,014	1,709	1,359	5,039	62	5,101
60-89 days past due	42	65	67	275	635	750	1,834	16	1,850
Past due 90 days or more	3	20	16	61	284	241	625	3	628
Nonaccrual	-	-	-	-	-	-	-	16	16
Total	$6,179	$13,500	$22,985	$37,133	$78,754	$101,764	$260,315	$20,527	$280,842

	At December 31, 2021								
	Term Loans Amortized Cost Basis by Origination Year						Total	Line of Credit Amortized	
	Prior	2017	2018	2019	2020	2021	Term Loans	Cost Basis	Total
	(In thousands)								
Consumer installment and other loans by delinquency and nonaccrual status									
Current	$7,884	$10,162	$25,932	$37,999	$58,178	$113,899	$254,054	$22,739	$276,793
30-59 days past due	197	139	634	504	662	1,034	3,170	14	3,184
60-89 days past due	5	20	156	150	186	408	925	88	1,013
Past due 90 days or more	1	17	81	62	109	40	310	29	339
Nonaccrual	-	-	-	-	-	-	-	265	265
Total	$8,087	$10,338	$26,803	$38,715	$59,135	$115,381	$258,459	$23,135	$281,594

There were no loans held for sale at December 31, 2022 and December 31, 2021.

The Company held no other real estate owned (OREO) at December 31, 2022 and December 31, 2021. The amount of consumer mortgage loans outstanding secured by residential real estate properties for which formal foreclosure proceedings were in process was $-0- thousand at December 31, 2022 and $247 thousand at December 31, 2021.

Note 4: Concentration of Credit Risk

Under the California Financial Code, credit extended to any one person owing to a commercial bank at any one time shall not exceed the following limitations as applicable to the Bank: (a) unsecured credits shall not exceed 15% of the sum of the common stock outstanding and unimpaired, perpetual preferred stock outstanding and unimpaired, capital surplus, undivided profits, and allowance for credit losses less intangible assets of the Bank, or (b) secured and unsecured credits in all shall not exceed 25% of the sum of the common stock outstanding and unimpaired, perpetual preferred stock outstanding and unimpaired, capital surplus, undivided profits, and allowance for credit losses less intangible assets of the Bank. At December 31, 2022, the Bank did not have credit extended to any one entity exceeding these limits. At December 31, 2022, the Bank had 27 lending relationships each with aggregate amounts of $5 million or more. The Company has significant credit arrangements that are secured by real estate collateral. In addition to real estate loans outstanding as disclosed in Note 3, the Company had loan commitments related to real estate loans of $34,790 thousand and $34,226 thousand at December 31, 2022 and December 31, 2021, respectively. The Company requires collateral on all real estate loans with loan-to-value ratios at origination generally no greater than 75% on commercial real estate loans and no greater than 80% on residential real estate loans. At December 31, 2022, the Bank held corporate bonds in 118 issuing entities that exceeded $5 million for each issuer.

Note 5: Premises, Equipment, Other Assets and Other Liabilities

Premises and equipment consisted of the following:

	At December 31,		
	Cost	Accumulated Depreciation and Amortization	Net Book Value
		(In thousands)	
2022			
Land	$11,453	$ -	$11,453
Building and improvements	42,528	(30,601)	11,927
Leasehold improvements	8,157	(6,897)	1,260
Furniture and equipment	26,766	(22,587)	4,179
Total	$88,904	($60,085)	$28,819
2021			
Land	$11,453	$ -	$11,453
Building and improvements	43,009	(30,069)	12,940
Leasehold improvements	7,567	(5,967)	1,600
Furniture and equipment	26,642	(21,480)	5,162
Total	$88,671	($57,516)	$31,155

Depreciation and amortization of premises and equipment included in noninterest expense amounted to $2,899 thousand in 2022, $2,978 thousand in 2021 and $3,683 thousand in 2020.

Other assets consisted of the following:

	At December 31, 2022	At December 31, 2021
	(In thousands)	
Cost method equity investments:		
Federal Reserve Bank stock [1]	$11,743	$14,069
Other investments	158	158
Total cost method equity investments	11,901	14,227
Life insurance cash surrender value	63,816	63,107
Net deferred tax asset	125,140	-
Right-of-use asset	15,746	17,980
Limited partnership investments	34,421	37,145
Interest receivable	53,558	35,521
Prepaid assets	4,894	4,757
Other assets	9,670	12,678
Total other assets	$319,146	$185,415

[1] A bank applying for membership in the Federal Reserve System is required to subscribe to stock in the Federal Reserve Bank (FRB) in its district in a sum equal to six percent of the bank's paid-up capital stock and surplus. One-half of the amount of the bank's subscription shall be paid to the FRB and the remaining half will be subject to call when deemed necessary by the Board of Governors of the Federal Reserve System.

The Company owns 211 thousand shares of Visa Inc. class B common stock which have transfer restrictions; the carrying value is $-0- thousand. Visa Inc. disclosed a revised conversion rate applicable to its class B common stock in its Form 8-K dated January 5, 2023. The conversion rate of class B common stock into class A common stock, which is unrestricted and trades actively on the New York Stock Exchange, was reduced from 1.6059 to 1.5991 per share, effective as of December 29, 2022. Visa Inc. class A common stock had a closing price of $207.76 per share on December 30, 2022, the last day of stock market trading for the fourth quarter 2022. The ultimate value of the Company's Visa Inc. class B shares is subject to the extent of Visa Inc.'s future litigation escrow fundings, the resulting conversion rate to class A common stock, and current and future trading restrictions on the class B common stock.

The Company invests in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for low-income housing tax credits. At December 31, 2022, these investments totaled $34,421 thousand and $22,647 thousand of this

amount represents outstanding equity capital commitments that are included in other liabilities. At December 31, 2021, these investments totaled $37,145 thousand and $26,485 thousand of this amount represents outstanding equity capital commitments that are included in other liabilities. At December 31, 2022, the $22,647 thousand of outstanding equity capital commitments are expected to be paid as follows: $10,992 thousand in 2023, $10,499 thousand in 2024, $359 thousand in 2025, $59 thousand in 2026, $190 thousand in 2027, and $548 thousand in 2028 or thereafter.

The amounts recognized in net income for these investments include:

	For the Years Ended December 31,		
	2022	2021	2020
	(In thousands)		
Investment loss included in pre-tax income	$5,724	$2,620	$2,440
Tax credits recognized in provision for income taxes	3,250	2,300	900

Other liabilities consisted of the following:

	At December 31,	
	2022	2021
	(In thousands)	
Net deferred tax liability	$ -	$2,501
Operating lease liability	15,746	17,980
Other liabilities	49,379	53,241
Total other liabilities	$65,125	$73,722

The Company has entered into leases for most branch locations and certain other offices that were classified as operating leases primarily with original terms of five years. Certain lease arrangements contain extension options, which can be exercised at the Company's option, for one or more additional five year terms. Unexercised extension options are not considered reasonably certain of exercise and have not been included in the lease term used to determine the lease liability or right-of-use asset. The Company did not have any finance leases as of December 31, 2022.

As of December 31, 2022, the Company's lease liability and right-of-use asset were $15,746 thousand. The weighted average remaining life of operating leases and weighted average discount rate used to determine operating lease liabilities were 3.7 years and 1.87%, respectively, at December 31, 2022. The Company did not have any material lease incentives, unamortized initial direct costs, prepaid lease expense, or accrued lease expense as of December 31, 2022.

Total lease costs of $6,575 thousand, $6,581 thousand and $6,699 thousand, during the year ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively, were recorded within occupancy and equipment expense. The Company did not have any material short-term or variable leases costs or sublease income during the year ended December 31, 2022, December 31, 2021 and December 31, 2020.

[The remainder of this page intentionally left blank]

The following table summarizes the remaining lease payments of operating lease liabilities:

	Minimum future lease payments At December 31, 2022
	(In thousands)
2023	$5,843
2024	4,267
2025	3,033
2026	1,408
2027	709
Thereafter	1,015
Total minimum lease payments	16,275
Less: discount	(529)
Present value of lease liability	$15,746

See Note 10 to the consolidated financial statements for additional information related to the net deferred tax liability.

Note 6: Goodwill and Identifiable Intangible Assets

The Company has recorded goodwill and other identifiable intangibles associated with purchase business combinations. Goodwill is not amortized, but is evaluated for impairment at least annually. The Company did not recognize impairment during the year ended December 31, 2022 and December 31, 2021. Identifiable intangibles are amortized to their estimated residual values over their expected useful lives. Such lives and residual values are also periodically reassessed to determine if any amortization period adjustments are indicated. During the year ended December 31, 2022 and December 31, 2021 no such adjustments were recorded.

The carrying values of goodwill were:

	At December 31, 2022	At December 31, 2021
	(In thousands)	
Goodwill	$121,673	$121,673

The gross carrying amount of identifiable intangible assets and accumulated amortization was:

	At December 31, 2022		At December 31, 2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Core deposit intangibles	$56,808	($56,225)	$56,808	($55,973)

As of December 31, 2022, the current period and estimated future amortization expense for identifiable intangible assets, to be fully amortized in 2025, was:

	Total Core Deposit Intangibles
	(In thousands)
For the year ended December 31, 2022 (actual)	$252
2023	236
2024	222
2025	125

Note 7: Deposits and Borrowed Funds

The following table provides additional detail regarding deposits.

	Deposits	
	At December 31, 2022	At December 31, 2021
	(In thousands)	
Noninterest-bearing	$2,947,277	$3,069,080
Interest-bearing:		
Transaction	1,273,143	1,260,869
Savings	1,874,115	1,940,395
Time deposits less than $100 thousand	65,962	72,527
Time deposits $100 thousand through $250 thousand	42,733	47,666
Time deposits more than $250 thousand	22,060	23,419
Total deposits	$6,225,290	$6,413,956

Demand deposit overdrafts of $995 thousand and $611 thousand were included as loan balances at December 31, 2022 and December 31, 2021, respectively. Interest expense for aggregate time deposits with individual account balances in excess of $100 thousand was $156 thousand in 2022, $265 thousand in 2021 and $319 thousand in 2020.

The following table provides additional detail regarding short-term borrowed funds.

	Repurchase Agreements (Sweep) Accounted for as Secured Borrowings	
	Remaining Contractual Maturity of the Agreements Overnight and Continuous	
	At December 31, 2022	At December 31, 2021
Repurchase agreements:	(In thousands)	
Collateral securing borrowings:		
Agency residential MBS	$30,108	$42,295
Corporate securities	203,774	254,005
Total collateral carrying value	$233,882	$296,300
Total short-term borrowed funds	$57,792	$146,246

	For the Years Ended December 31,	
	2022	2021
	Highest Balance at Any Month-end	
	(In thousands)	
Securities sold under repurchase agreements	$257,560	$146,552

At December 31, 2022, the Company had lines of credit for overnight borrowings from corresponding banks totaling $100 million. Additionally, the Company had access to borrowing from the Federal Reserve up to $225 million based on the collateral pledged at December 31, 2022. There were no outstanding amounts under the above-mentioned borrowings at December 31, 2022.

Note 8: Shareholders' Equity

The Company grants stock options and restricted performance shares to employees in exchange for employee services, pursuant to the shareholder-approved 2019 Omnibus Equity Incentive Plan. Prior to shareholder approval of the 2019 Omnibus Equity Incentive Plan on April 25, 2019, the Company granted stock options and restricted performance shares under its 1995 Stock Option Plan, which was last amended and restated in 2012. Nonqualified stock option grants ("NQSO") are granted with an exercise price equal to the fair market value of the related common stock on the grant date. NQSO generally become exercisable in equal annual installments over a three-year period with each installment vesting on the anniversary date of the grant. Each NQSO has a maximum ten-year term. A restricted performance share grant becomes vested after three years of being awarded, provided the Company has attained its performance goals for such three-year period.

The following table summarizes information about stock options granted under the Plans as of December 31, 2022. The intrinsic value is calculated as the difference between the market value as of December 31, 2022 and the exercise price of the shares. The market value as of December 30, 2022, the last day of stock market trading for the fourth quarter 2022, was $59.01 as reported by the NASDAQ Global Select Market:

	Options Outstanding				Options Exercisable			
	At December 31, 2022			For the Year Ended December 31, 2022	At December 31, 2022			For the Year Ended December 31, 2022
Range of Exercise Price	Number Outstanding	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(In thousands)		(Years)		(In thousands)		(Years)	
$40 - 45	32	$527	2.8	$42	32	$527	2.8	$42
45 - 50	-	-	-	-	-	-	-	-
50 - 55	6	33	1.1	53	6	33	1.1	53
55 - 60	416	515	7.9	58	117	220	5.8	57
60 - 65	258	-	5.6	62	258	-	5.6	62
65 - 70	142	-	7.1	66	95	-	7.1	66
$40 - 70	854	$1,075	6.8	60	508	$780	5.7	61

The Company applies the Roll-Geske option pricing model (Modified Roll) to determine grant date fair value of stock option grants. This model modifies the Black-Scholes Model to take into account dividends and American options. During the year ended December 31, 2022, 2021 and 2020, the Company granted 229 thousand, 193 thousand and 184 thousand stock options, respectively. The following weighted average assumptions were used in the option pricing to value stock options granted in the periods indicated:

	For the Years Ended December 31,		
	2022	2021	2020
Expected volatility (1)	19%	20%	20%
Expected life in years (2)	4.6	4.7	3.5
Risk-free interest rate (3)	1.73%	0.46%	1.52%
Expected dividend yield	3.02%	2.79%	2.59%
Fair value per award	$7.90	$7.50	$8.64

(1) Measured using daily price changes of Company's stock over respective expected term of the option and the implied volatility derived from the market prices of the Company's stock and traded options.
(2) The number of years that the Company estimates that the options will be outstanding prior to exercise.
(3) The risk-free rate over the expected life based on the US Treasury yield curve in effect at the time of the grant.

Employee stock option grants are being expensed by the Company over the grants' three year vesting period. The Company issues new shares upon the exercise of options. The number of shares authorized to be issued for options at December 31, 2022 is 856 thousand.

[The remainder of this page intentionally left blank]

A summary of option activity during the year ended December 31, 2022 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
	(In thousands)		(Years)
Outstanding at January 1, 2022	793	$60.48	
Granted	229	58.51	
Exercised	(40)	56.03	
Forfeited or expired	(128)	61.46	
Outstanding at December 31, 2022	854	60.02	6.8
Exercisable at December 31, 2022	508	60.60	5.7

A summary of the Company's nonvested option activity during the year ended December 31, 2022 is presented below:

	Shares	Weighted Average Grant Date Fair Value
	(In thousands)	
Nonvested at January 1, 2022	347	$8.31
Granted	229	7.90
Vested	(168)	8.76
Forfeited	(62)	7.98
Nonvested at December 31, 2022	346	$7.88

The estimated grant date fair value for options granted under the Company's stock option plan during the twelve months ended December 31, 2022, 2021 and 2020 was $7.90, $7.50 and $8.64 per share, respectively. The total remaining unrecognized compensation cost related to nonvested awards as of December 31, 2022 is $2,164 thousand and the weighted average period over which the cost is expected to be recognized is 1.7 years.

The total intrinsic value of options exercised during the year ended December 31, 2022, 2021 and 2020 was $165 thousand, $454 thousand and $693 thousand, respectively. The total fair value of Restricted Performance Shares ("RPSs") that vested during the year ended December 31, 2022, 2021 and 2020 was $492 thousand, $527 thousand and $534 thousand, respectively. The total fair value of options vested during the year ended December 31, 2022, 2021 and 2020 was $1,464 thousand, $1,783 thousand and $1,735 thousand, respectively. During the year ended December 31, 2022, 40 thousand shares were issued due to the exercise of nonqualified stock options resulting in a tax deduction less than the related share based compensation expense by $143 thousand. The lesser deduction in 2022 resulted in a $30 thousand increase in tax provision. During the year ended December 31, 2021, 53 thousand shares were issued due to the exercise of nonqualified stock options resulting in a tax deduction equal to the related share based compensation expense. During the year ended December 31, 2020, 52 thousand shares were issued due to the exercise of nonqualified stock options resulting in a tax deduction exceeding related share based compensation by $295 thousand. The excess deductions resulting from the exercise of nonqualified stock options reduced the income tax provision by $-0- thousand in 2021 and $87 thousand in 2020.

A summary of the status of the Company's restricted performance shares as of December 31, 2022 and 2021 and changes during the years ended on those dates, follows:

	2022	2021
	(In thousands)	
Outstanding at January 1,	30	28
Granted	12	13
Issued upon vesting	(8)	(9)
Forfeited	(3)	(2)
Outstanding at December 31,	31	30

As of December 31, 2022 and 2021, the restricted performance shares had a weighted-average contractual life of 1.2 years and 1.4 years, respectively. The compensation cost that was charged against income for the Company's restricted performance shares granted was $525 thousand, $610 thousand and $533 thousand for the year ended December 31, 2022, 2021 and 2020, respectively. There were no stock appreciation rights or incentive stock options granted in the year ended December 31, 2022, 2021 and 2020.

The Company repurchases and retires its common stock in accordance with Board of Directors approved share repurchase programs. At December 31, 2022, 1,750 thousand shares remained available to repurchase under such plans.

The Company's articles of incorporation authorized two additional classes of stock of one million shares each, to be denominated "Class B Common Stock" and "Preferred Stock," respectively, in addition to the 150 million shares of common stock presently authorized. At December 31, 2022, no shares of Class B Common Stock or Preferred Stock were outstanding.

Note 9: Regulatory Capital

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can result in regulatory action. The Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) require the Company to maintain a capital conservation buffer of 2.5% above the adequately capitalized risk-based capital ratios to avoid restrictions on dividends and equity repurchases and other payments such as discretionary bonuses to executive officers. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2022 and December 31, 2021, the Company and Bank met all capital adequacy requirements to which they are subject.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2022 and 2021, the Bank met the capital requirements to be well capitalized under the regulatory framework for prompt corrective action. Management believes that there are no conditions or events that would change the institution's category since December 31, 2022.

The capital ratios for the Company and the Bank as of the dates indicated are presented in the table below. For Common Equity Tier 1 Capital, Tier 1 Capital and Total Capital, the required percentages for capital adequacy purposes include the 2.5% capital conservation buffer.

	At December 31, 2022		Required for Capital Adequacy Purposes		To Be Well-capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			($ in thousands)			
Common Equity Tier 1 Capital						
Company	$736,414	15.22%	$338,748	7.00%	N/A	N/A
Bank	592,804	12.37%	335,351	7.00%	$311,397	6.50%
Tier 1 Capital						
Company	736,414	15.22%	411,337	8.50%	N/A	N/A
Bank	592,804	12.37%	407,212	8.50%	383,258	8.00%
Total Capital						
Company	756,900	15.64%	508,123	10.50%	N/A	N/A
Bank	619,290	12.93%	503,026	10.50%	479,073	10.00%
Leverage Ratio (1)						
Company	736,414	10.18%	289,259	4.00%	N/A	N/A
Bank	592,804	8.26%	287,229	4.00%	359,036	5.00%

(1) The leverage ratio consists of Tier 1capital divided by the most recent quarterly average total assets, excluding certain intangible assets.

	At December 31, 2021		Required for Capital Adequacy Purposes		To Be Well-capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ in thousands)					
Common Equity Tier 1 Capital						
Company	$653,026	14.93%	$306,277	7.00%	N/A	N/A
Bank	540,538	12.48%	303,111	7.00%	$281,460	6.50%
Tier 1 Capital						
Company	653,026	14.93%	371,908	8.50%	N/A	N/A
Bank	540,538	12.48%	368,063	8.50%	346,412	8.00%
Total Capital						
Company	676,749	15.47%	459,416	10.50%	N/A	N/A
Bank	570,260	13.17%	454,666	10.50%	433,016	10.00%
Leverage Ratio (1)						
Company	653,026	9.06%	288,423	4.00%	N/A	N/A
Bank	540,538	7.55%	286,432	4.00%	358,040	5.00%

(1) The leverage ratio consists of Tier 1capital divided by the most recent quarterly average total assets, excluding certain intangible assets.

Note 10: Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the amounts reported in the financial statements of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Amounts for the current year are based upon estimates and assumptions as of the date of these financial statements and could vary significantly from amounts shown on the tax returns as filed. Net deferred tax assets are included with other assets in the consolidated balance sheets.

The components of the net deferred tax liability is as follows:

	At December 31, 2022	At December 31, 2021
	(In thousands)	
Deferred tax asset		
Allowance for credit losses	$5,858	$6,852
Unrealized losses on securities available for sale	107,493	-
State franchise taxes	3,805	2,518
Deferred compensation	4,091	4,524
Purchased assets and assumed liabilities	229	475
Post-retirement benefits	405	445
Employee benefit accruals	3,096	2,792
VISA Class B shares	507	348
Impaired capital assets	-	2,673
Accrued liabilities	840	748
Premises and equipment	1,193	1,001
Lease liability	4,548	5,263
Other	99	103
Sub total deferred tax asset	132,164	27,742
Tax valuation	-	(1,776)
Total deferred tax asset	132,164	25,966
Deferred tax liability		
Net deferred loan fees	193	196
Unrealized gains on securities available for sale	-	20,845
Right-of-use asset	4,548	5,263
Intangible assets	453	459
Limited partnership investments	1,830	1,704
Total deferred tax liability	7,024	28,467
Net deferred tax asset (liability)	$125,140	($2,501)

At December 31, 2021, the Company had $2,673 thousand deferred tax asset related to California capital loss carryforwards, which will expire if unutilized within five years of the year incurred. At December 31, 2021, a valuation allowance recorded for the portion of the tax benefit that was expected to expire was $1,776 thousand. At December 31, 2022, the California capital loss carryforwards and related valuation allowance were zero due to expiration in 2022.

The provision for federal and state income taxes consists of amounts currently payable and amounts deferred as follows:

	For the Years Ended December 31,		
	2022	2021	2020
		(In thousands)	
Current income tax expense:			
Federal	$26,785	$15,299	$15,982
State	16,075	11,320	10,654
Total current	42,860	26,619	26,636
Deferred income tax (benefit) expense:			
Federal	(1,349)	1,281	(538)
State	2,046	842	292
Total deferred	697	2,123	(246)
Provision for income taxes			
Federal	-	(472)	-
State	-	2,248	-
Total change in valuation reserve	-	1,776	-
Provision for income taxes	$43,557	$30,518	$26,390

The provision for income taxes differs from the provision computed by applying the statutory federal income tax rate to income before taxes, as follows:

	For the Years Ended December 31,		
	2022	2021	2020
		(In thousands)	
Federal income taxes due at statutory rate	$34,774	$24,576	$22,429
Additions (reductions) in income taxes resulting from:			
Interest on state and municipal securities and loans not taxable for federal income tax purposes	(1,484)	(2,070)	(2,808)
State franchise taxes, net of federal income tax benefit	14,315	9,757	8,647
Change in valuation reserve	-	1,776	-
Stock compensation deduction less than (in excess of) book expense	30	-	(62)
Tax credits	(3,439)	(2,621)	(1,061)
Dividend received deduction	(56)	(48)	(44)
Cash value life insurance	(421)	(389)	(383)
Other	(162)	(463)	(328)
Provision for income taxes	$43,557	$30,518	$26,390

At December 31, 2022 and December 31, 2021, the Company had no uncertain tax positions related to previous years' tax returns which were under examination.

The Company classifies interest and penalties as a component of the provision for income taxes. For tax years 2022, 2021 and 2020, no interest or penalties were recognized as a component of the provision for income taxes. At December 31, 2022, the tax years ended December 31, 2021, 2020 and 2019 remain subject to examination by the Internal Revenue Service and the tax years ended December 31, 2021, 2020, 2019 and 2018 remain subject to examination by the California Franchise Tax Board.

Note 11: Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Debt securities available for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as other real estate owned, loans individually evaluated for credit loss, certain loans held for investment, debt securities held to maturity, and other assets. These nonrecurring fair value adjustments typically involve the lower-of-cost or fair-value accounting of individual assets.

In accordance with the Fair Value Measurement and Disclosure topic of the FASB Accounting Standards Codification, the Company bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in the principal market or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date under current market conditions. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of nonperformance.

The Company groups its assets and liabilities measured at fair value into a three-level hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. When the valuation assumptions used to measure the fair value of the asset or liability are categorized within different levels of the fair value hierarchy, the asset or liability is categorized in its entirety within the lowest level of the hierarchy. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active exchange markets, such as the New York Stock Exchange. Level 1 includes U.S. Treasury and equity securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 2 includes mutual funds, federal agency securities, mortgage-backed securities, corporate securities, commercial paper, collateralized loan obligations, municipal bonds and securities of U.S government entities and U.S. government sponsored entities.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company relies on independent vendor pricing services to measure fair value for equity securities, debt securities available for sale and debt securities held to maturity. The Company employs three pricing services. To validate the pricing of these vendors, the Company compares vendors' pricing for each of the securities for consistency; significant pricing differences, if any, are evaluated using all available independent quotes with the quote most closely reflecting the market generally used as the fair value estimate. In addition, the Company evaluates debt securities for credit losses on a quarterly basis. As with any valuation technique used to estimate fair value, changes in underlying assumptions used could significantly affect the results of current and future values. Accordingly, these fair value estimates may not be realized in an actual sale of the securities.

The Company regularly reviews the valuation techniques and assumptions used by its vendors and determines which valuation techniques are utilized based on observable market inputs for the type of securities being measured. The Company uses the information to determine the placement in the fair value hierarchy as level 1, 2 or 3.

[The remainder of this page intentionally left blank]

Assets Recorded at Fair Value on a Recurring Basis

The tables below present assets measured at fair value on a recurring basis on the dates indicated.

	At December 31, 2022			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) [(1)]
	(In thousands)			
Debt securities available for sale:				
Agency residential MBS	$286,048	$ -	$286,048	$ -
Securities of U.S. Government sponsored entities	290,853	-	290,853	-
Obligations of states and political subdivisions	82,004	-	82,004	-
Corporate securities	2,099,955	-	2,099,955	-
Collateralized loan obligations	1,572,883	-	1,572,883	-
Total debt securities available for sale	$4,331,743	$ -	$4,331,743	$ -

(1) There were no transfers in to or out of level 3 during the year ended December 31, 2022.

	At December 31, 2021			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) [(1)]
	(In thousands)			
Debt securities available for sale:				
Agency residential MBS	$411,726	$ -	$411,726	$ -
Securities of U.S. Government entities	119	-	119	-
Obligations of states and political subdivisions	93,920	-	93,920	-
Corporate securities	2,746,735	-	2,746,735	-
Collateralized loan obligations	1,386,355	-	1,386,355	-
Total debt securities available for sale	$4,638,855	$ -	$4,638,855	$ -

(1) There were no transfers in to or out of level 3 during the year ended December 31, 2021.

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These adjustments to fair value usually result from the application of lower-of-cost or fair-value accounting of individual assets. For assets measured at fair value on a nonrecurring basis that were recorded in the balance sheet at December 31, 2022 and December 31, 2021, the following tables provide the level of valuation assumptions used to determine each adjustment and the carrying value of the related assets at period end.

	At December 31, 2022				For the Year Ended December 31, 2022
	Carrying Value	Level 1	Level 2	Level 3	Total Losses
	(In thousands)				
Loans:					
Commercial real estate	$225	$ -	$ -	$225	$ -
Total assets measured at fair value on a nonrecurring basis	$225	$ -	$ -	$225	$ -

	At December 31, 2021				For the Year Ended December 31, 2021
	Carrying Value	Level 1	Level 2	Level 3	Total Losses
			(In thousands)		
Loans:					
Commercial real estate	$225	$ -	$ -	$225	$ -
Residential real estate	172	-	-	172	-
Total assets measured at fair value on a nonrecurring basis	$397	$ -	$ -	$397	$ -

Level 3 – Valuation is based upon present value of expected future cash flows, independent market prices, estimated liquidation values of loan collateral or appraised value of the collateral as determined by third-party independent appraisers, less 10% for selling costs, generally. The unobservable inputs and qualitative information about the unobservable inputs are not presented as the inputs were not developed by the Company.

Disclosures about Fair Value of Financial Instruments

The tables below are a summary of fair value estimates for financial instruments and the level of the fair value hierarchy within which the fair value measurements are categorized, excluding financial instruments recorded at fair value on a recurring basis. The values assigned do not necessarily represent amounts which ultimately may be realized for assets or paid to settle liabilities. In addition, these values do not give effect to adjustments to fair value which may occur when financial instruments are sold or settled in larger quantities. The carrying amounts in the following tables are recorded in the balance sheet under the indicated captions.

The Company has not included assets and liabilities that are not financial instruments such as goodwill, long-term relationships with deposit, merchant processing and trust customers, other purchased intangibles, premises and equipment, deferred taxes, and other assets and liabilities. The total estimated fair values do not represent, and should not be construed to represent, the underlying value of the Company.

	At December 31, 2022				
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:			(In thousands)		
Cash and due from banks	$294,236	$294,236	$294,236	$ -	$ -
Debt securities held to maturity	915,913	873,511	-	873,511	-
Loans	938,204	905,720	-	-	905,720
Financial Liabilities:					
Deposits	$6,225,290	$6,224,791	$ -	$6,094,535	$130,256
Short-term borrowed funds	57,792	57,792	-	57,792	-

	At December 31, 2021				
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:			(In thousands)		
Cash and due from banks	$1,132,085	$1,132,085	$1,132,085	$ -	$ -
Debt securities held to maturity	306,396	312,562	-	312,562	-
Loans	1,044,612	1,059,072	-	-	1,059,072
Financial Liabilities:					
Deposits	$6,413,956	$6,413,244	$ -	$6,270,344	$142,900
Short-term borrowed funds	146,246	146,246	-	146,246	-

The majority of the Company's standby letters of credit and other commitments to extend credit carry current market interest rates if converted to loans. No premium or discount was ascribed to these commitments because virtually all funding would be at current market rates.

Note 12: Commitments and Contingent Liabilities

Loan commitments are agreements to lend to a customer provided there is no violation of any condition established in the agreement. Certain agreements provide the Company the right to cancel or reduce its obligations to lend to customers. The portions that are not unconditionally cancellable by the Company aggregated $31,889 thousand at December 31, 2022. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future funding requirements. Loan commitments are subject to the Company's normal credit policies and collateral requirements. Unfunded loan commitments were $202,696 thousand at December 31, 2022 and $233,850 thousand at December 31, 2021. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Standby letters of credit are primarily issued to support customers' short-term financing requirements and must meet the Company's normal credit policies and collateral requirements. Financial and performance standby letters of credit outstanding totaled $1,948 thousand at December 31, 2022 and $3,693 thousand at December 31, 2021. Commitments for commercial and similar letters of credit totaled $95 thousand at December 31, 2022 and December 31, 2021. The Company had $950 thousand in outstanding full recourse guarantees to a third party credit card company at December 31, 2022 and $580 thousand at December 31, 2021. At December 31, 2022, the Company had a reserve for unfunded commitments of $201 thousand for the above-mentioned loan commitments of $31,889 thousand that are not unconditionally cancellable by the Company. The Company's reserve for unfunded commitments was $201 thousand at December 31, 2021. The reserve for unfunded commitments is included in other liabilities.

Due to the nature of its business, the Company is subject to various threatened or filed legal cases. Based on the advice of legal counsel, the Company does not expect such cases will have a material, adverse effect on its financial position or results of operations. Legal liabilities are accrued when obligations become probable and the amount can be reasonably estimated.

Note 13: Retirement Benefit Plans

The Company sponsors a qualified defined contribution Deferred Profit-Sharing Plan covering substantially all of its salaried employees with one or more years of service. The costs charged to noninterest expense related to discretionary Company contributions to the Deferred Profit-Sharing Plan were $1,030 thousand in 2022, $1,028 thousand in 2021 and $917 thousand in 2020.

The Company also sponsors a qualified defined contribution Tax Deferred Savings/Retirement Plan (ESOP) covering salaried employees who become eligible to participate upon completion of a 90-day introductory period. The Tax Deferred Savings/ Retirement Plan (ESOP) allows employees to defer, on a pretax or after-tax basis, a portion of their salaries as contributions to this Plan. Participants may invest in several funds, including one fund that invests primarily in Westamerica Bancorporation common stock. The Company funds contributions to match participating employees' contributions, subject to certain limits. The matching contributions charged to compensation expense were $921 thousand in 2022, $972 thousand in 2021 and $995 thousand in 2020.

The Company offers a continuation of group insurance coverage to eligible employees electing early retirement, for the period from the date of retirement until age 65. For eligible employees the Company pays a portion of these early retirees' group insurance premiums. The Company also reimburses a portion of Medicare Part B premiums for all qualifying retirees over age 65 and, if eligible, their spouses. Eligibility for post-retirement medical benefits is based on age and years of service, and restricted to employees hired prior to February 1, 2006 who elect early retirement prior to January 1, 2023. The Company uses an actuarial-based accrual method of accounting for post-retirement benefits. The Company used a December 31 measurement date for determining post-retirement medical benefit calculations.

[The remainder of this page intentionally left blank]

The following tables set forth the net periodic post-retirement benefit cost and the change in the benefit obligation for the year ended December 31 and the funded status of the post-retirement benefit plan as of December 31:

Net Periodic Benefit Cost

	At December 31,		
	2022	2021	2020
		(In thousands)	
Service benefit	($19)	($15)	($35)
Interest cost	38	30	52
Net periodic cost	$19	$15	$17

Obligation and Funded Status

	At December 31,		
	2022	2021	2020
Change in benefit obligation		(In thousands)	
Benefit obligation at beginning of year	$1,527	$1,654	$1,782
Service benefit	($19)	(15)	(35)
Interest cost	38	30	52
Benefits paid	(145)	(142)	(145)
Benefit obligation at end of year	$1,401	$1,527	$1,654
Accumulated post-retirement benefit obligation attributable to:			
Retirees	$1,401	$1,527	$1,654
Other	-	-	-
Total	$1,401	$1,527	$1,654
Fair value of plan assets	-	-	-
Accumulated post-retirement benefit obligation in excess of plan assets	$1,401	$1,527	$1,654

Additional Information

Assumptions

	At December 31,		
	2022	2021	2020
Weighted-average assumptions used to determine benefit obligations			
Discount rate	5.01%	2.46%	1.80%
Weighted-average assumptions used to determine net periodic benefit cost			
Discount rate	2.46%	1.80%	2.90%

The above discount rate is based on the expected return of a portfolio of Corporate Aa debt, the term of which approximates the term of the benefit obligations. The Company reserves the right to terminate or alter post-employment health benefits. Post-retirement medical benefits are currently fixed amounts without provision for future increases; as a result, the assumed annual average rate of inflation used to measure the expected cost of benefits covered by this program is zero percent for 2022 and beyond.

	Estimated future benefit payments
	(In thousands)
2023	$144
2024	144
2025	144
2026	141
2027	132
Years 2028-2032	522

Note 14: Related Party Transactions

Certain of the Directors, executive officers and their associates have had banking transactions with subsidiaries of the Company in the ordinary course of business. The table below reflects information concerning loans to certain directors and executive officers and/or family members during 2022 and 2021:

	2022	2021
	($ in thousands)	
Balance at January 1,	$454	$499
Originations	-	-
Principal reductions	($54)	(45)
Balance at December 31,	$400	$454
Percent of total loans outstanding.	0.04%	0.04%

Note 15: Regulatory Matters

Payment of dividends to the Company by the Bank is limited under regulations for state chartered banks. The amount that can be paid in any calendar year, without prior approval from regulatory agencies, cannot exceed the net profits (as defined) for the preceding three calendar years less dividends paid. The Company consistently has paid quarterly dividends to its shareholders since its formation in 1972.

Note 16: Other Comprehensive Income (loss)

The components of other comprehensive income (loss) and other related tax effects were:

	2022		
	Before tax	Tax effect	Net of tax
		(In thousands)	
Debt securities available for sale:			
Changes in net unrealized losses/gains arising during the year	($434,107)	$128,338	($305,769)
Other comprehensive loss	($434,107)	$128,338	($305,769)

	2021		
	Before tax	Tax effect	Net of tax
		(In thousands)	
Debt securities available for sale:			
Changes in net unrealized gains arising during the year	($91,891)	$27,167	($64,724)
Reclassification of gains included in net income	(34)	10	(24)
Other comprehensive loss	($91,925)	$27,177	($64,748)

	2020		
	Before tax	Tax effect	Net of tax
		(In thousands)	
Debt securities available for sale:			
Changes in net unrealized gains arising during the year	$125,519	($37,108)	$88,411
Reclassification of gains included in net income	(71)	21	(50)
Other comprehensive income	$125,448	($37,087)	$88,361

[The remainder of this page intentionally left blank]

Accumulated other comprehensive income (loss) balances were:

	Accumulated Other Comprehensive Income (Loss)
	(In thousands)
Balance, December 31, 2019	$26,051
Changes in unrealized gains on debt securities available for sale, net of tax	88,361
Balance, December 31, 2020	114,412
Changes in unrealized gains on debt securities available for sale, net of tax	(64,748)
Balance, December 31, 2021	49,664
Changes in unrealized losses/gains on debt securities available for sale, net of tax	(305,769)
Balance, December 31, 2022	($256,105)

Note 17: Earnings Per Common Share

The table below shows earnings per common share and diluted earnings per common share. Basic earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per common share are computed by dividing net income by the average number of common shares outstanding during the period plus the impact of common stock equivalents.

	For the Years Ended December 31,		
	2022	2021	2020
	(In thousands, except per share data)		
Net income (numerator)	$122,034	$86,509	$80,413
Basic earnings per common share			
Weighted average number of common shares outstanding - basic (denominator)	26,895	26,855	26,942
Basic earnings per common share	$4.54	$3.22	$2.98
Diluted earnings per common share			
Weighted average number of common shares outstanding - basic	26,895	26,855	26,942
Add common stock equivalents for options	12	15	18
Weighted average number of common shares outstanding - diluted (denominator)	26,907	26,870	26,960
Diluted earnings per common share	$4.54	$3.22	$2.98

For the years ended December 31, 2022, 2021 and 2020, options to purchase 787 thousand, 649 thousand and 577 thousand shares of common stock, respectively, were outstanding but not included in the computation of diluted earnings per common share because the option exercise price exceeded the fair value of the stock such that their inclusion would have had an anti-dilutive effect.

[The remainder of this page intentionally left blank]

Note 18: Westamerica Bancorporation (Parent Company Only Condensed Financial Information)

Statements of Income and Comprehensive Income

	For the Years Ended December 31,		
	2022	2021	2020
		(In thousands)	
Dividends from subsidiaries	$70,267	$29,279	$10,783
Interest income	49	44	56
Other income	11,386	11,608	11,438
Total income	81,702	40,931	22,277
Salaries and benefits	5,832	6,612	7,107
Other expense	2,609	2,279	2,206
Total expense	8,441	8,891	9,313
Income before taxes and equity in undistributed income of subsidiaries	73,261	32,040	12,964
Income tax expense	(881)	(645)	(454)
Earnings of subsidiaries greater than subsidiary dividends	49,654	55,114	67,903
Net income	122,034	86,509	80,413
Other comprehensive (loss) income, net of tax	(305,769)	(64,748)	88,361
Comprehensive (loss) income	($183,735)	$21,761	$168,774

Balance Sheets

	At December 31,	
	2022	2021
	(In thousands)	
Assets		
Cash	$99,478	$69,943
Investment in Westamerica Bank	464,500	720,614
Investment in non-bank subsidiaries	453	454
Premises and equipment, net	9,411	9,968
Accounts receivable from Westamerica Bank	245	224
Other assets	44,831	42,026
Total assets	$618,918	$843,229
Liabilities		
Accounts payable to Westamerica Bank	$40	$62
Other liabilities	16,768	16,065
Total liabilities	16,808	16,127
Shareholders' equity	602,110	827,102
Total liabilities and shareholders' equity	$618,918	$843,229

[The remainder of this page intentionally left blank]

Statements of Cash Flows

	For the Years Ended December 31,		
	2022	2021	2020
	(In thousands)		
Operating Activities			
Net income	$122,034	$86,509	$80,413
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	563	569	608
(Increase) decrease in accounts receivable from affiliates	(771)	117	(150)
Increase in other assets	(1,639)	(1,223)	(2,421)
Stock option compensation expense	1,309	1,419	1,875
Provision for deferred income tax	881	645	428
(Decrease) increase in other liabilities	(38)	254	855
Earnings of subsidiaries greater than subsidiary dividends	(49,654)	(55,114)	(67,903)
Gain on disposal of premises and equipment	-	-	(61)
Net Cash Provided by Operating Activities	72,685	33,176	13,644
Investing Activities			
Purchases of equipment	(5)	(78)	-
Net Cash Used in Investing Activities	(5)	(78)	-
Financing Activities			
Exercise of stock options	2,255	3,017	2,838
Retirement of common stock	(218)	(232)	(16,496)
Common stock dividends paid	(45,182)	(44,304)	(44,285)
Net Cash Used in Financing Activities	(43,145)	(41,519)	(57,943)
Net change in cash and due from banks	29,535	(8,421)	(44,299)
Cash and due from banks at beginning of period	69,943	78,364	122,663
Cash and due from banks at end of period	$99,478	$69,943	$78,364
Supplemental Cash Flow Disclosures:			
Supplemental disclosure of cash flow activities:			
Interest paid for the period	$-	$-	$-
Income tax payments for the period	39,840	27,673	26,462

[The remainder of this page intentionally left blank]

Note 19: Quarterly Financial Information (Unaudited)

	For the Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data and price range of common stock)			
2022				
Interest and loan fee income	$43,759	$47,997	$60,802	$69,198
Net interest income	43,279	47,514	60,315	68,723
Provision for loan losses	-	-	-	-
Noninterest income	11,576	11,264	11,818	10,463
Noninterest expense	24,875	24,629	24,767	25,090
Income before taxes	29,980	34,149	47,366	54,096
Net income	22,616	25,314	34,760	39,344
Basic earnings per common share	0.84	0.94	1.29	1.46
Diluted earnings per common share	0.84	0.94	1.29	1.46
Dividends paid per common share	0.42	0.42	0.42	0.42
Price range, common stock	57.54 - 62.76	55.66 - 61.30	52.29 - 61.52	52.22 - 63.39
2021				
Interest and loan fee income	$42,316	$44,276	$43,810	$43,041
Net interest income	41,841	43,792	43,318	42,537
Provision for loan losses	-	-	-	-
Noninterest income	10,189	11,032	11,282	10,842
Noninterest expense	24,906	24,291	24,697	23,912
Income before taxes	27,124	30,533	29,903	29,467
Net income	20,147	22,579	22,063	21,720
Basic earnings per common share	0.75	0.84	0.82	0.81
Diluted earnings per common share	0.75	0.84	0.82	0.81
Dividends paid per common share	0.41	0.41	0.41	0.42
Price range, common stock	55.82 - 66.43	57.67 - 64.80	54.03 - 58.55	53.78 - 58.00
2020				
Interest and loan fee income	$39,991	$41,539	$41,365	$42,961
Net interest income	39,549	41,104	40,899	42,480
Provision for loan losses	4,300	-	-	-
Noninterest income	11,648	9,554	10,476	13,959
Noninterest expense	24,664	24,754	24,603	24,545
Income before taxes	22,233	25,904	26,772	31,894
Net income	16,962	19,562	20,051	23,838
Basic earnings per common share	0.63	0.72	0.74	0.89
Diluted earnings per common share	0.63	0.72	0.74	0.89
Dividends paid per common share	0.41	0.41	0.41	0.41
Price range, common stock	47.37 - 68.01	53.40 - 64.86	51.84 - 63.58	51.49 - 59.70

[The remainder of this page intentionally left blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Westamerica Bancorporation
San Rafael, California

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Westamerica Bancorporation (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

(Continued)

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans – Reasonable and Supportable Forecasts - Refer to Notes 1 and 3 to the financial statements

The allowance for credit losses on loans is an accounting estimate of expected credit losses over the estimated life of loans. ASC 326, Financial Instruments – Credit Losses, requires a financial asset (or a group of financial assets), including the Company's loan portfolio, measured at amortized cost, to be presented at the net amount expected to be collected. The allowance for credit losses on loans as of December 31, 2022 was $20,284,000.

The Company estimates the amount of expected losses over the life of its existing loan portfolio and establishes an allowance for credit losses. Loans that share common risk characteristics are segregated into pools based on those characteristics. Historical loss rates are determined for each pool. Historical loss rates are adjusted for estimated losses based on current conditions and management's reasonable and supportable forecasts of economic trends over a forecast horizon of up to two years. Significant management judgments are required in the development and application of reasonable and supportable forecasts.

We identified the development and application of reasonable and supportable forecasts as a critical audit matter because of the significant auditor judgment and audit effort to evaluate the subject judgments made by management, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls over the application of reasonable and supportable forecasts, including controls addressing:
  - The reasonable and supportable forecasts methodology,
  - Significant judgments and assumptions in the reasonable and supportable forecasts methodology, including the selection and application of economic variables,
  - The accuracy of the reasonable and supportable forecasts calculation, including the completeness, accuracy and relevance of underlying data.

(Continued)

- Substantively testing management’s process for the application of reasonable and supportable forecasts, including:
  - Evaluation of the reasonable and supportable forecasts methodology,
  - Evaluation of significant judgments and assumptions in the reasonable and supportable forecasts methodology, including the selection and application of economic variables,
  - Evaluation of the accuracy of the reasonable and supportable forecasts calculation, including the completeness, accuracy and relevance of underlying data.

/s/ Crowe LLP
Crowe LLP

We have served as the Company's auditor since 2015.

Sacramento, California
February 28, 2023

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's principal executive officer and principal financial officer have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, as of December 31, 2022.

Based upon their evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required and that such information is communicated to the Company's management, including the principal executive officer and the principal financial officer, to allow for timely decisions regarding required disclosures. The evaluation did not identify any change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management's Report on Internal Control Over Financial Reporting and the attestation Report of Independent Registered Public Accounting Firm are found on pages 50 and 91, respectively.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

The information required by this Item 10 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2023 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.

The Company has adopted a Code of Ethics (as defined in Item 406 of Regulation S-K of the Securities Act of 1933) that is applicable to its senior financial officers including its chief executive officer, chief financial officer, and principal accounting officer.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2023 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.

[The remainder of this page intentionally left blank]

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2023 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes the status of the Company's equity compensation plans as of December 31, 2022:

Plan category	At December 31, 2022		
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(In thousands, except exercise price)		
	(a)	(b)	(c)
Equity compensation plans approved by security holders	854	$60	856
Equity compensation plans not approved by security holders	-	N/A	-
Total	854	$60	856

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2023 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A of the Exchange Act.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 of this Annual Report on Form 10-K is incorporated by reference from the information contained in the Company's Proxy Statement for its 2023 Annual Meeting of Shareholders which will be filed pursuant to Regulation 14A of the Exchange Act.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements:

See Index to Financial Statements on page 49. The consolidated financial statements included in Item 8 are filed as part of this Report.

(a) 2. Financial statement schedules required. No financial statement schedules are filed as part of this Report since the required information is included in the consolidated financial statements, including the notes thereto, or the circumstances requiring inclusion of such schedules are not present.

(a) 3. Exhibits:

The following documents are included or incorporated by reference in this Annual Report on Form 10-K.

Exhibit Number	
3(a)	Restated Articles of Incorporation (composite copy), incorporated by reference to Exhibit 3(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Securities and Exchange Commission on March 30, 1998. https://www.sec.gov/Archives/edgar/data/311094/0000311094-98-000004.txt
3(b)	By-laws, as amended (composite copy), incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on March 26, 2018. https://www.sec.gov/Archives/edgar/data/311094/000117184318002262/exh_32.htm
3(c)	Certificate of Determination of Fixed Rate Cumulative Perpetual Preferred Stock, Series A of Westamerica Bancorporation dated February 10, 2009, incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed with the Securities and Exchange Commission on February 13, 2009. https://www.sec.gov/Archives/edgar/data/311094/000095013409002844/f51541exv99w1.htm
4.1	Description of registered securities, incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on February 28, 2020. https://www.sec.gov/Archives/edgar/data/311094/000117184320001355/ex_173691.htm
10(d)*	Westamerica Bancorporation Chief Executive Officer Deferred Compensation Agreement by and between Westamerica Bancorporation and David L. Payne, dated December 18, 1998 incorporated by reference to Exhibit 10(e) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 29, 2000. https://www.sec.gov/Archives/edgar/data/311094/000031109400000002/0000311094-00-000002.txt
10(e)*	Description of Executive Cash Bonus Program incorporated by reference to Exhibit 10(e) to Exhibit 2.1 of Registrant's Form 8-K filed with the Securities and Exchange Commission on March 14, 2005. https://www.sec.gov/Archives/edgar/data/311094/000031109405000008/mar8k05c.txt
10(f)*	Non-Qualified Annuity Performance Agreement with David L. Payne dated November 19, 1997 incorporated by reference to Exhibit 10(f) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005. https://www.sec.gov/Archives/edgar/data/311094/000095013405005077/f06799exv10wxfy.htm
10(g)*	Amended and Restated Westamerica Bancorporation Stock Option Plan of 1995 Nonstatutory Stock Option Agreement Form incorporated by reference to Exhibit 10(g) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 15, 2005. https://www.sec.gov/Archives/edgar/data/311094/000095013405005077/f06799exv10wxgy.htm
10(i)*	Amended Westamerica Bancorporation and Subsidiaries Deferred Compensation Plan (As restated effective January 1, 2005) dated December 31, 2008 incorporated by reference to Exhibit 10(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 27, 2009. https://www.sec.gov/Archives/edgar/data/311094/000095013409004041/f51636exv10wxiy.htm
10(j)*	Amended and Restated Westamerica Bancorporation Deferral Plan (Adopted October 26, 1995) dated December 31, 2008 incorporated by reference to Exhibit 10(j) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 27, 2009. https://www.sec.gov/Archives/edgar/data/311094/000095013409004041/f51636exv10wxjy.htm
10(k)*	Form of Restricted Performance Share Deferral Election pursuant to the Westamerica Bancorporation Deferral Plan incorporated by reference to Exhibit 10(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 10, 2006. https://www.sec.gov/Archives/edgar/data/311094/000095013406004693/f18098exv10wxky.htm
10(s)*	Amended and Restated Stock Option Plan of 1995, incorporated by reference to Exhibit A to the Registrant's definitive Proxy Statement pursuant to Regulation 14(a) filed with the Securities and Exchange Commission on March 13, 2012. https://www.sec.gov/Archives/edgar/data/311094/000120677412001027/westamerica_def14a.htm
10(u)*	Westamerica Bancorporation 2019 Omnibus Equity Incentive Plan, incorporated by reference to Exhibit 4 to the Registrant's Form S-8, filed with the Securities and Exchange Commission on September 27, 2019. https://sec.gov/Archives/edgar/data/311094/000117184319006163/exh_4.htm
10(v)*	Westamerica Bancorporation 2019 Omnibus Equity Incentive Plan Stock Option Agreement Form, incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2019. https://sec.gov/Archives/edgar/data/311094/000117184319007133/ex_161876.htm
10(w)*	Westamerica Bancorporation 2019 Omnibus Equity Incentive Plan Restricted Stock Unit Award Agreement Form, incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2019. https://sec.gov/Archives/edgar/data/311094/000117184319007133/ex_161877.htm
10(x)	Form of Indemnification Agreement between Westamerica Bancorporation and its directors, incorporated by reference to the Exhibit 10.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 28, 2019. http://www.sec.gov/Archives/edgar/data/311094/000117184319004244/exh_101.htm
10(y)	Form of Indemnification Agreement between Westamerica Bancorporation and its directors, incorporated by reference to the Exhibit 10.2 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on June 28, 2019.

	https://www.sec.gov/Archives/edgar/data/311094/000117184319004244/exh_102.htm
11.1	Statement re computation of per share earnings incorporated by reference to Note 17 of the notes to the consolidated financial statements of this Report.
14	Code of Ethics incorporated by reference to Exhibit 14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 10, 2004. https://www.sec.gov/Archives/edgar/data/311094/000095014904000595/f97139exv14.txt
21	Subsidiaries of the registrant.
23.1	Consent of Crowe LLP
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a)
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document – The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	The Cover page of Westamerica Bancorporation's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL (contained in Exhibit 101)

* Indicates management contract or compensatory plan or arrangement.

The exhibits listed above are available through the SEC's website (https://www.sec.gov). Alternatively, the Company will furnish to shareholders a copy of any exhibit listed above, but not contained herein, upon written request to the Office of the Corporate Secretary A-2M, Westamerica Bancorporation, P.O. Box 1200, Suisun City, California 94585-1200, and payment to the Company of $.25 per page.

Item 16. FORM 10-K SUMMARY.

None

[The remainder of this page intentionally left blank]

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTAMERICA BANCORPORATION

/s/ Jesse Leavitt
Jesse Leavitt
Senior Vice President
and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: February 28, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ David L. Payne David L. Payne	Chairman of the Board and Directors President and Chief Executive Officer (Principal Executive Officer)	February 28, 2023
/s/ Jesse Leavitt Jesse Leavitt	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2023
/s/ E. Joseph Bowler E. Joseph Bowler	Director	February 28, 2023
/s/ Melanie Martella Chiesa Melanie Martella Chiesa	Director	February 28, 2023
/s/ Michele Hassid Michele Hassid	Director	February 28, 2023
/s/ Catherine C. MacMillan Catherine C. MacMillan	Director	February 28, 2023
/s/ Ronald A. Nelson Ronald A. Nelson	Director	February 28, 2023
/s/ Edward B. Sylvester Edward B. Sylvester	Lead Independent Director	February 28, 2023
/s/ Inez Wondeh Inez Wondeh	Director	February 28, 2023

[This page intentionally left blank]

Corporate Information

Corporate Profile

Westamerica Bancorporation (NASDAQ:WABC) operates as a holding company for Westamerica Bank, a community bank serving 20 Northern and Central California counties.

Westamerica Bancorporation Headquarters

1108 Fifth Avenue, San Rafael, CA 94901
Telephone (415) 257-8000
www.westamerica.com

Subsidiary Bank

Westamerica Bank
1108 Fifth Avenue, San Rafael, CA 94901
Telephone (415) 257-8000

Notice of Annual Meeting

Thursday, April 27, 2023 at 10:00 a.m. PT
Westamerica Bancorporation
4550 Mangels Boulevard, Fairfield, CA 94534

Transfer Agent

Computershare Investor Services LLC
Telephone (877) 588-4258 (Toll-free)
www.computershare.com/investor

Stock Listing

The NASDAQ Global Select Market, Symbol: WABC

Dividend Reinvestment and Stock Purchase Plan

Westamerica Bancorporation offers a dividend reinvestment and stock purchase program whereby registered shareholders may reinvest their dividends in and/or purchase additional shares of the Company's stock. Information concerning this optional program is available from:

Computershare Investor Services LLC
Telephone (877) 588-4258 (Toll-free)

Annual Report Copies

Westamerica Bancorporation will provide its security holders, without charge, a copy of its 2022 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission.

Requests for copies of this annual report should be directed to:

Westamerica Bancorporation, Investor Relations, A-2B
Post Office Box 1250, Suisun City, CA 94585-1250
Telephone (707) 863-6992
E-mail: investments@westamerica.com
www.westamerica.com

Westamerica Bancorporation and Westamerica Bank Board of Directors

David L. Payne, Chairman, President and Chief Executive Officer, Westamerica Bancorporation; President and General Manager, Gibson Publications
E. Joseph Bowler, Retired Senior Vice President and Treasurer, Westamerica Bancorporation
Melanie Martella Chiesa, Doctor of Optometry
Michele R. Hassid, Principal at Macias, Gini & O'Connell LLP
Catherine C. MacMillan, Retired Attorney
Ronald A. Nelson, Investments
Edward B. Sylvester, Consulting Civil Engineer
Inez Wondeh, Chief Executive Officer, BASS Medical Group

Westamerica Bancorporation Corporate Officers

David L. Payne, Chairman, President and Chief Executive Officer
Curtis Belton, Vice President and General Auditor
Brian J. Donohoe, Senior Vice President, Operations and Systems Division Manager
Steve Ensinger, Senior Vice President, Human Resources Division Manager
Russell Rizzardi, Senior Vice President, Chief Credit Administrator
Robert A. Thorson, Senior Vice President, Treasurer
Jesse Leavitt, Senior Vice President, Chief Financial Officer

Westamerica Bank Management Officers

David L. Payne, Chairman, President and Chief Executive Officer
Brian J. Donohoe, Senior Vice President, Operations and Systems Division Manager
Russell Rizzardi, Senior Vice President, Chief Credit Administrator
Robert A. Thorson, Senior Vice President, Treasurer
Jesse Leavitt, Senior Vice President, Chief Financial Officer

WESTAMERICA BANCORPORATION

1108 FIFTH AVENUE | SAN RAFAEL, CA 94901 | WESTAMERICA.COM